U.S. COMMERCIAL CORP., S.A. DE C.V.

RECEIVED

2004 AUG -9 A 11:33

August 2, 2004

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
[redacted]

SUPPL

04036064

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of June 31, 2004 and 2003 for U.S. Commercial Corp., S.A. de C.V.

This statements are the translated version witch are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV)

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 2 Year: 2004

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**17,012,535**	**100**	**16,004,656**	**100**
2	**CURRENT ASSETS**	**9,077,365**	**53**	**9,048,501**	**57**
3	CASH AND SHORT-TERM INVESTMENTS	975,251	6	2,691,903	17
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	264,783	2	265,731	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	76,182	0	174,695	1
6	INVENTORIES	6,967,272	41	5,332,801	33
7	OTHER CURRENT ASSETS	793,877	5	583,371	4
8	**LONG-TERM**	**13,694**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	13,694	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,501,285**	**15**	**2,237,182**	**14**
13	PROPERTY	1,419,945	8	1,054,630	7
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,458,726	20	3,175,797	20
16	ACCUMULATED DEPRECIATION	2,441,428	14	2,001,183	13
17	CONSTRUCTION IN PROGRESS	64,042	0	7,938	0
18	**DEFERRED ASSETS (NET)**	**5,375,537**	**32**	**4,675,546**	**29**
19	**OTHER ASSETS**	**44,654**	**0**	**43,427**	**0**
20	**TOTAL LIABILITIES**	**10,116,511**	**100**	**8,675,374**	**100**
21	**CURRENT LIABILITIES**	**4,844,135**	**48**	**4,922,471**	**57**
22	SUPPLIERS	2,543,965	25	2,710,970	31
23	BANK LOANS	-	-	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	134,018	1	225,523	3
26	OTHER CURRENT LIABILITIES	2,166,152	21	1,985,978	23
27	**LONG-TERM LIABILITIES**	**5,202,640**	**51**	**3,653,801**	**42**
28	BANK LOANS	5,003,131	49	3,416,597	39
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	199,509	2	237,204	3
31	**DEFERRED LOANS**	**69,736**	**1**	**99,102**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**-**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,896,024**	**100**	**7,329,282**	**100**
34	**MINORITY INTEREST**	**0**	**0**	**2,470,809**	**34**
35	**MAJORITY INTEREST**	**6,896,024**	**100**	**4,858,473**	**66**
36	**CONTRIBUTED CAPITAL**	**5,280,260**	**77**	**3,479,666**	**47**
37	PAID-IN CAPITAL STOCK (NOMINAL)	478,418	7	351,057	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,991,907	29	1,990,333	27
39	PREMIUM ON SALES OF SHARES	2,809,935	41	1,138,276	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,615,764**	**23**	**1,378,807**	**19**
42	RETAINED EARNINGS AND CAPITAL RESERVE	767,307	11	581,970	8
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	921,310	13	438,979	6
45	NET INCOME FOR THE YEAR	(72,853)	(1)	357,858	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**975,251**	**100**	**2,691,903**	**100**
46	CASH	711,161	73	837,601	31
47	SHORT-TERM INVESTMENTS	264,090	27	1,854,302	69
18	**DEFERRED ASSETS (NET)**	**5,375,537**	**100**	**4,675,546**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	5,368,850	100	4,675,546	100
50	DEFERRED TAXES	6,687	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,844,135**	**100**	**4,922,471**	**100**
52	FOREING CURRENCY LIABILITIES	4,708,934	97	4,696,948	95
53	MEXICAN PESOS LIABILITIES	135,201	3	225,523	5
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,166,152**	**100**	**1,985,978**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	23,017	1	49,763	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,143,135	99	1,936,215	97
27	**LONG-TERM LIABILITIES**	**5,202,640**	**100**	**3,653,801**	**100**
59	FOREING CURRENCY LIABILITIES	5,202,640	100	3,653,801	100
60	MEXICAN PESOS LIABILITIES	0	0	0	-
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**199,509**	**100**	**237,204**	**100**
63	OTHER LOANS WITH COST	199,509	100	237,204	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**69,736**	**100**	**99,102**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	-
67	OTHERS	69,736	100	99,102	100
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**921,310**	**100**	**438,979**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	921,310	100	438,979	100

MEXICAN STOCK EXCHANGE
SIFIC /,ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,233,230	4,126,030
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	404	622
75	EMPLOYERS (*)	14,047	12,177
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,249,743,903	917,007,542
78	REPURCHASED SHARES (*)	137,587,527	84,826,268

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**24,526,166**	**100**	**21,321,268**	**100**
2	COST OF SALES	19,122,052	78	16,941,136	79
3	**GROSS INCOME**	**5,404,114**	**22**	**4,380,132**	**21**
4	OPERATING	5,479,803	22	4,372,041	21
5	**OPERATING INCOME**	**(75,689)**	**0**	**8,091**	**0**
6	TOTAL FINANCING COST	(133,573)	(1)	(53,995)	0
7	**INCOME AFTER FINANCING COST**	**57,884**	**0**	**62,086**	**0**
8	OTHER FINANCIAL OPERATIONS	134,190	0	(309,786)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(76,306)**	**0**	**371,872**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(3,453)	0	(22,881)	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**(72,853)**	**0**	**394,753**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(72,853)**	**0**	**394,753**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	19,361	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(72,853)**	**0**	**375,392**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(72,853)**	**0**	**375,392**	**2**
19	NET INCOME OF MINORITY INTEREST	0	0	17,534	0
20	**NET INCOME OF MAJORITY INTEREST**	**(72,853)**	**0**	**357,858**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**24,526,166**	**100**	**21,321,268**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	24,526,166	100	21,321,268	100
23	TRANSLATED IN TO DOLLARS (***)	2,149,231	9	1,868,386	9
6	**TOTAL FINANCING COST**	**(133,573)**	**100**	**(53,995)**	**100**
24	INTEREST PAID	112,096	84	115,670	214
25	EXCHANGE LOSSES	78	0	15,116	28
26	INTEREST EARNED	7,721	6	42,304	78
27	EXCHANGE PROFITS	179	0	46,264	86
28	GAIN DUE TO MONETARY POSITION	(237,847)	(178)	(96,213)	(178)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**134,190**	**100**	**(309,786)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	4,298	3	20,746	7
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	129,892	97	(330,532)	(107)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(3,453)**	**100**	**(22,881)**	**100**
32	INCOME TAX	3,155	91	(15,611)	(68)
33	DEFERED INCOME TAX	(6,608)	(191)	(7,270)	(32)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	24,526,167	21,321,269
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	47,794,510	44,544,410
39	OPERATION INCOME (**)	(162,688)	148,210
40	NET INCOME OF MAYORITY INTEREST (**)	73,015	(2,147,594)
41	NET CONSOLIDATED INCOME (**)	(34,745)	(4,537,448)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**11,223,999**	**100**	**9,900,275**	**100**
2	COST OF SALES	8,714,854	78	7,869,906	79
3	**GROSS INCOME**	**2,509,145**	**22**	**2,030,369**	**21**
4	OPERATING	2,549,472	23	2,067,685	21
5	**OPERATING INCOME**	**(40,327)**	**0**	**(37,316)**	**0**
6	TOTAL FINANCING COST	(53,524)	0	39,018	0
7	**INCOME AFTER FINANCING COST**	**13,197**	**0**	**(76,334)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	117,450	1	(462,972)	(5)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(104,253)**	**(1)**	**386,638**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,507	0	(34,933)	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**(106,760)**	**(1)**	**421,571**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(106,760)**	**(1)**	**421,571**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	14,773	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(106,760)**	**(1)**	**406,798**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(106,760)**	**(1)**	**406,798**	**4**
19	NET INCOME OF MINORITY INTEREST	0	0	(32,492)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(106,760)**	**(1)**	**439,290**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**11,223,999**	**100**	**9,900,275**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	11,223,999	100	9,900,275	100
23	TRANSLATED IN TO DOLLARS (***)	983,560	9	867,562	9
6	**TOTAL FINANCING COST**	**(53,524)**	**100**	**39,018**	**100**
24	INTEREST PAID	58,227	109	57,032	146
25	EXCHANGE LOSSES	10	0	1,820	5
26	INTEREST EARNED	5,665	11	11,007	28
27	EXCHANGE PROFITS	85	0	1,856	5
28	GAIN DUE TO MONETARY POSITION	(106,011)	(198)	(6,971)	(18)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**117,450**	**100**	**(462,972)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	1,972	2	1,957	-
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	115,478	98	(464,929)	(100)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,507**	**100**	**(34,933)**	**100**
32	INCOME TAX	2,340	93	4,943	14
33	DEFERED INCOME TAX	167	7	(39,876)	(114)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(72,853)**	**375,392**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	291,813	250,534
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**218,960**	**625,926**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,769,067)	(684,037)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,550,107)**	**(58,111)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,151,614	(64,686)
7	CASH FLOW FROM INTERNAL FINANCING	(153,224)	(46,303)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**998,390**	**(110,989)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(179,299)**	**(209,967)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(731,016)	(379,067)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,706,267	3,070,970
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	975,251	2,691,903

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**291,813**	**250,534**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	309,859	285,142
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(18,046)	(34,608)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,769,067)**	**(684,037)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(22,775)	(106)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,048,441	1,046,551
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	39,510	139,595
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,192,760)	(1,479,833)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(641,483)	(390,244)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,151,614**	**-64,686**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,459,250	349,522
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	-17,380	0
27	(-) BANK FINANCING AMORTIZATION	-290,256	-414,208
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(153,224)**	**(46,303)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(11,430)	(4,046)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(141,794)	(42,257)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(179,299)**	**(209,967)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(24,101)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(155,198)	(121,765)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	142
39	+ (-) OTHER ITEMS	-	(88,344)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.30)	%	1.76	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.06	%	(44.20)	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.20)	%	(28.35)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(326.48)	%	25.63	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.81	times	2.78	times
7	NET SALES TO FIXED ASSETS (**)	19.11	times	19.91	times
8	INVENTORIES ROTATION (**)	5.39	times	6.62	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.16	%	6.87	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.47	%	54.21	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.47	times	1.18	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.97	%	96.26	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	208.00	%	163.32	%
15	OPERATING INCOME TO INTEREST PAID	(0.68)	times	0.07	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.72	times	5.13	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.87	times	1.84	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.44	times	0.75	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.90	times	1.04	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.13	%	54.69	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.89	%	2.94	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.21)	%	(3.21)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(13.83)	times	(0.50)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	115.35	%	58.28	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(15.35)	%	41.72	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.56	%	57.99	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.07		$ (2.33)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ -		$ 0.65	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.05		$ 0.03	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ (0.02)		$ 5.53	
8	CARRYING VALUE PER SHARE	$ 5.52		$ 5.30	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.09	times	0.91	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	85.71	times	(2.08)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 2 Year: 2004

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,249,743,903			1,249,743,903	478,418	
TOTAL			**1,249,743,903**	**0**	**0**	**1,249,743,903**	**478,418**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,249,743,903
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B-1	137,587,527	4.28252	6.00000

U.S. COMMERCIAL CORP., S.A. DE C.V.

August 2, 2004.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

In compliance with Rule 12g3-2(b), enclosed please find the complete copy of the Annual Report of U.S. Commercial Corp., S.A. de C.V. presented to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange of "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission of "CNBV"), in accordance with general dispositions for securities issuers and other market participants, for the period ended December 31, 2003.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney-in-Fact

U.S. COMMERCIAL CORP., S.A. DE C.V.

Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
México, Distrito Federal 11520

"REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2003"

Clave de cotización: "USCOM"

Acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro, registradas en la Bolsa Mexicana de Valores, S.A. de C.V., en circulación al 31 de diciembre de 2003:

1,279'602,635 **acciones Serie "B-1"**

Los valores de U.S. Commercial Corp., S.A. de C.V. se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores, y son objeto de cotización en la Bolsa Mexicana de Valores, S.A. de C.V.

La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

U.S. COMMERCIAL CORP., S.A. DE C.V.
REPORTE ANUAL

1) INFORMACIÓN GENERAL

a) Glosario de Términos y Definiciones

América Móvil	América Móvil, S.A. de C.V.
América Móvil Comm	América Móvil Communications LLC.
AOL	America on Line.
Best Buy	Best Buy Co., Inc.
BMV	Bolsa Mexicana de Valores, S.A. de C.V.
Call Center	Centro de Atención Telefónica.
CGT	Carso Global Telecom, S.A. de C.V.
Circuit City	Circuit City Stores, Inc.
CNBV	Comisión Nacional Bancaria y de Valores.
Commercial	Commercial LLC.
CompUSA	CompUSA Inc.
Computer City	Computer City, Inc.
COC Services	COC Services, Ltd.
Dell	Dell Computer Corporation.
EBITDA	*Earnings Before Interest, Taxes, Depreciation and Amortization* (Resultado antes de intereses, impuestos, depreciación y amortización), también conocido como flujo operativo.
Estados Unidos	Estados Unidos de América.
Frisco	Empresas Frisco, S.A. de C.V.
Gateway	Gateway, Inc.
GCarso	Grupo Carso, S.A. de C.V.
GSanborns	Grupo Sanborns, S.A. de C.V.
GSS	Global Service Solutions.
IMCP	Instituto Mexicano de Contadores Públicos, A.C.

IMPAC	Impuesto al Activo.
INPC	Índice Nacional de Precios al Consumidor.
ISR	Impuesto Sobre la Renta.
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Internet	*World Wide Web (*Red Electrónica Mundial).
LGSM	Ley General de Sociedades Mercantiles.
LMV	Ley del Mercado de Valores.
México	Estados Unidos Mexicanos.
Office Depot	Office Depot, Inc.
Office Max	Office Max, Inc.
Pesos	Moneda de curso legal en México.
PCs	Computadoras personales.
PDAs	*Personal Digital Assitants* (Asistentes Personales Digitales)
Radio Shack	Radio Shack Corporation.
RNV	Registro Nacional de Valores.
Staples	Staples, Inc.
Supertiendas	Formato de tiendas utilizado por CompUSA para ofrecer productos y servicios a sus clientes.
TAP	Programa de garantía tecnológica implementado por CompUSA.
Telmex	Teléfonos de México, S.A. de C.V.
Tenedora	Tenedora U.S., S.A. de C.V.
TTC	The Telvista Company.
"U.S. Commercial" o la "Compañía"	U.S. Commercial Corp., S.A. de C.V.
USD	Dólares, moneda de curso legal en los Estados Unidos.

b) Resumen Ejecutivo

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V., como resultado de la escisión de GCarso acordada en la Asamblea General Extraordinaria de Accionistas, celebrada el 21 de noviembre de 2001, con objeto de mantener la propiedad indirecta de las acciones de CompUSA.

El principal activo de la Compañía lo constituye su participación accionaria indirecta del 100% en el capital social de CompUSA. La actividad primordial de CompUSA se desarrolla en el sector comercial en los Estados Unidos y Puerto Rico como comercializador de productos y servicios tecnológicos. La Compañía es una tenedora pura de acciones, por lo tanto, todas las operaciones son realizadas a través de su principal subsidiaria, CompUSA. CompUSA es una de las cadenas de tiendas comerciales de computadoras, productos y servicios tecnológicos más importantes de los Estados Unidos, con presencia a escala nacional en dicho país.

En Septiembre de 2003, U.S. Commercial comunicó el acuerdo de entendimiento de su subsidiaria CompUSA, para la adquisición de la cadena comercial Good Guys Inc. (Nasdaq: GGUY), la cual se consumó el 19 de Diciembre de 2003. Good Guys, con base en California, Estados Unidos, comercializa electrónicos de consumo, a través de 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington. El acuerdo contempló la adquisición de la totalidad de las acciones en circulación de la compañía a un precio de $2.05 dólares en efectivo por acción. Los recursos necesarios para la adquisición, además de capital adicional, fueron aportados por U.S. Commercial a CompUSA.

En Noviembre de 2003, la compañía anunció cambios en los niveles directivos de CompUSA. El Sr. Lawrence Mondry fue nombrado Director General de la compañía en sustitución del Sr. Harold Compton. El Sr. Compton comunicó su decisión de retirarse después de haber ocupado el cargo desde Marzo de 2000, fecha en la que CompUSA fue adquirida por Grupo Sanborns.

Adicionalmente, se anunció el nombramiento del Sr. Javier Larraza como Vicepresidente del consejo de CompUSA, puesto que ocuparà simultáneamente con la posición de Director General de Finanzas. Finalmente el Sr. Anthony Weiss, fue nombrado Director General de Operaciones y Presidente de las tiendas CompUSA.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000.00 Pesos (trescientos cuarenta millones setenta y tres mil pesos 00/100 M.N.), representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora, ambas celebradas el 30 de julio de 2002, acordaron llevar a cabo la fusión de ambas empresas. Así pues, Tenedora, como fusionada, se fusionó en la Compañía, como fusionante.

Como consecuencia de la fusión, el capital social mínimo fijo sin derecho a retiro autorizado al 31 de diciembre de 2002 es de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones el capital de la sociedad, por lo que derivado de dicho aumento el capital social autorizado quedó

representado por 1,474,115,267 acciones de la serie B-1.

Asimismo, de aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, fueron suscritas por Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil en CompUSA.

En virtud de lo anterior, el número de acciones en circulación de la Compañía al 31 de diciembre de 2003 asciende a la cantidad de 1,279'602,635, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. Sercotel, S.A. de C.V., subsidiaria de America Movil es propietaria aproximadamente del 29.69%.

El precio de la acción en el mercado de valores al cierre de 2003 fue de $4.65 Pesos por acción, reportando durante el año un máximo de $4.90 Pesos por acción y un mínimo en el mes de julio de $3.80 Pesos por acción.

La información financiera seleccionada que se presenta a continuación deriva de los estados financieros de la Compañía, que han sido auditados por Mancera, S.C., Integrante de Ernst & Young Global, en su carácter de auditores externos, así como de los estados financieros de CompUSA que han sido auditados por Ernst & Young LLP, en su carácter de auditores externos. La información financiera seleccionada deberá leerse conjuntamente con los estados financieros.

[Espacio dejado en blando intencionalmente]

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de
Diciembre de 2003
Miles de Pesos

Concepto	**2003**	**2002**	**2001**
Ventas Netas	42,677,653	44,161,651	48,553,734
Utilidad Bruta	8,805,693	9,311,176	9,456,873
Utilidad Operativa	(75,524)	413,505	(308,369)
EBITDA	455,253	1,022,020	358,785
Utilidad Neta Mayoritaria	482,127	(2,254,950)	(210,020)
Utilidad por Acción	0.53	(2.47)	(0.23)
Inversiones en Activo Fijo	(382,716)	(448,543)	(457,525)
Depreciación y Amortización del Ejercicio	530,777	608,515	667,154
Total de Activos	18,338,293	17,286,305	23,200,198
Total Pasivos con Costo	3,899,352	3,606,303	4,026,849
Capital Contable Consolidado	7,031,160	7,097,663	12,211,746
Rotación de Cuentas por Cobrar (Días)	2	2	5
Rotación de Cuentas por Pagar (Días)	42	36	33
Rotación de Inventarios (Veces)	4.29	5.62	6.34
Dividendos en Efectivo Decretados por Acción	0.00	0.00	0.00

Nota: A las cuentas por cobrar y por pagar se les descuenta un 15% de impuesto, se dividen entre el importe de las ventas y el costo de ventas respectivamente, se multiplican por 360 días para obtener su rotación. La rotación de inventario se calcula dividiendo el importe de los inventarios entre el costo de ventas.

A continuación se presenta un cuadro en el que se muestra el comportamiento de la acción de la Compañia de enero a diciembre de 2003.



Comportamiento de la Acción
(Dic02 = 100)
150
140
130
120
110
100
90
80
70
Dic 02
Ene-03
Feb-03
Mar-03
Abr-03
May-03
Jun-03
Jul-03
Ago-03
Sep-03
Oct-03
Nov-03
Dic-03
IPyC
USCOMB1

(Espacio dejado en blanco intencionalmente)

c) Factores de Riesgo

Los siguientes son los factores de riesgo que la Compañía considera pudieran afectar significativamente su desempeño y rentabilidad, así como aquellos capaces de influir en el precio de sus valores. Por lo anterior, los factores de riesgo aquí descritos deben ser considerados por el público inversionista. Los riesgos e incertidumbres que se describen en este apartado no son los únicos a los que se enfrenta la Compañía, sin embargo, pretende describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

i) Factores de riesgo derivados de cambios macroeconómicos

Condiciones económicas en Estados Unidos

Prácticamente todas las operaciones y los activos de la Compañía se encuentran en los Estados Unidos. Por lo tanto, las actividades de la Compañía podrían verse afectadas en forma adversa por el estado general de la economía, la inflación, la situación del dólar con respecto al peso y otras monedas, las tasas de interés y los acontecimientos sociales y políticos en los Estados Unidos.

Las cotizaciones de mercado de los valores de las compañías mexicanas pueden variar en diferentes grados como consecuencia de las condiciones económicas y de mercado en otros países emergentes. Aún cuando las condiciones en tales países pueden diferir significativamente de las condiciones económicas en México, las reacciones de los inversionistas frente a acontecimientos en cualquiera de dichos países pueden tener efectos adversos en la cotización de los valores de los emisores mexicanos.

No se puede asegurar que la cotización de los valores de la Compañía no será adversamente afectada por eventos en cualquier lugar fuera de México, especialmente en los Estados Unidos o en países emergentes.

Aspectos políticos, económicos, legislativos y regulatorios en Estados Unidos

En virtud de que prácticamente todas las operaciones de la Compañía consisten en la tenencia de acciones de CompUSA, el desarrollo de los aspectos políticos, económicos, legislativos y regulatorios en los Estados Unidos inciden de manera directa en sus ingresos y utilidades. Por lo tanto, cualquier efecto adverso en la economía de los Estados Unidos puede tener un efecto directo en las operaciones de CompUSA, ya que el consumo de productos y servicios tecnológicos en ese país afecta directamente los resultados de operación de CompUSA e indirectamente los de la Compañía.

No obstante que la responsabilidad primaria del cumplimiento de la legislación aplicable y la responsabilidad por el producto corresponde a los proveedores de mercancía de CompUSA, cualquier cambio legislativo y/o regulatorio significativo que ocurra en los Estados Unidos podría afectar de manera adversa a CompUSA en el volumen, periodicidad o variedad de la venta de sus productos.

ii) Factores de riesgo que afectan a la Compañía

Segmento de Negocio

El activo principal de la Compañía lo conforma la tenencia de acciones de CompUSA. CompUSA se enfoca principalmente a la venta al menudeo de *hardware* para PCs -ya sea para uso particular o de negocios-, artículos electrónicos y *software*, así como a la venta de accesorios y a la prestación de

servicios relacionados con todos ellos, a través de Supertiendas. Así pues, el nicho comercial de CompUSA se encuentra circunscrito a las actividades antes mencionadas.

Las inversiones de la Compañía no se encuentran diversificadas y su éxito comercial depende fundamentalmente del resultado que obtenga CompUSA en el nicho comercial al que se encuentran enfocadas sus operaciones.

Estructura de empresa controladora

La Compañía es una empresa tenedora de acciones que no tiene operaciones propias. En consecuencia, la capacidad para pagar dividendos al nivel de la controladora, depende de que sus subsidiarias decreten el pago de dividendos.

A la fecha la Compañía no tiene planeado pagar dividendos en efectivo o en especie en el futuro próximo. El grupo de accionistas de control tiene la facultad de determinar el decreto de dividendos por parte de la Compañía. Los términos de ciertos contratos de deuda de CompUSA imponen ciertas restricciones u obligaciones de hacer o no hacer comunes en este tipo de créditos, entre las que se incluyen el pago de dividendos. Ver *"Información Financiera – Informe de Créditos Relevantes"*.

La Compañía está involucrada en varios litigios importantes

CompUSA, principal subsidiaria de la Compañía, está involucrada en litigios importantes en los Estados Unidos, que de llegar a resolverse en forma contraria a sus intereses, podrían tener un efecto adverso sobre sus resultados, su situación financiera y sus prospectos. Es difícil predecir tanto la forma en que se resolverán estos procedimientos como las multas o sanciones que podrían imponerse a CompUSA en caso de que dichos procedimientos se resolvieran en forma contraria a sus intereses. Dichas sanciones, que podrían imponerse a través de una regulación especial, podrían incluir restricciones significativas a la capacidad de la Compañía para realizar sus operaciones en la forma en que actualmente lo hace.

iii) <u>Riesgos relacionados con las subsidiarias (CompUSA)</u>

Situación económica

La situación de la economía de los Estados Unidos puede tener un impacto importante en el desempeño de CompUSA. La incertidumbre que acompaña a una economía débil o inestable puede afectar tanto la venta al menudeo como la venta directa de CompUSA. Debido a que la mayoría de las ventas de CompUSA no son de primera necesidad, los clientes de menudeo pueden optar por postergar este tipo de compras hasta que su percepción sobre la situación económica mejore. Por otro lado, las ventas realizadas a grupos corporativos se ven afectadas de manera adversa durante las crisis económicas, por contar con presupuestos más restringidos.

Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

Competencia

La industria en la que participa CompUSA es sumamente competida. Los canales de distribución alternativos como la venta por Internet y la venta directa de fábrica, han ido creciendo y tomando participación de mercado de las tiendas tradicionales. Asimismo, las cadenas comerciales han ido

incrementando su oferta de productos electrónicos de consumo, especialmente aquellos que son más fáciles de vender, instalar y operar. Adicionalmente, se ha vuelto más común que el consumidor utilice Internet para bajar paquetes de *software* para computadora y entretenimiento.

Actualmente, CompUSA compite en los Estados Unidos con cadenas comerciales distribuidores de electrónica como Best Buy, Circuit City y Radio Shack; comercializadores de artículos para casa y oficina como Office Depot, Office Max y Staples; tiendas departamentales como Sears, Wal-Mart y Target y un creciente número de alternativas de venta directa. CompUSA también compite con distribuidores independientes, cadenas regionales de descuento, tiendas de mayoreo y distribuidores por Internet o por correo. Ver la sección *"Información de Mercado"*.

Relación con proveedores

CompUSA considera diversos factores en la selección de sus proveedores, incluyendo la demanda de los productos por parte de los clientes, disponibilidad y calidad de los mismos, precio y condiciones de financiamiento. CompUSA considera que los altos volúmenes de mercancía que compra, le permiten adquirir productos a precios competitivos en el mercado. En general, CompUSA realiza más del 90% de sus compras sobre una base de aproximadamente 200 proveedores en forma continua. No obstante lo anterior, son alrededor de una docena de proveedores los que CompUSA considera de mayor relevancia. Ver *"Descripción del Negocio - Principales Proveedores y dependencia de ellos"*.

La pérdida o cancelación de distribución de algún proveedor importante puede tener un efecto adverso en las ventas de CompUSA. La alta demanda de ciertos artículos pudiera ocasionar que los proveedores limiten o descontinúen temporalmente el suministro de dichos productos. Esta situación es evidente cuando se introducen nuevos productos, ya que, en ocasiones, los fabricantes no pueden distribuir lo suficiente para cubrir la demanda. CompUSA no ha experimentado dificultades significativas para mantener fuentes de proveeduría y considera que dichas fuentes continuarán existiendo para el tipo de mercancía y servicios que se ofrecen al público en las Supertiendas.

Obsolescencia del inventario

Como comercializador de PCs y productos de tecnología, CompUSA enfrenta el riesgo de obsolescencia de productos por avances tecnológicos. Resulta evidente que el mayor riesgo de dicha naturaleza lo asume el fabricante. Por su parte, CompUSA ha limitado el riesgo de obsolescencia de inventarios a través de cláusulas contractuales con la mayoría de sus proveedores, incluyendo protección de precios, balance de mercancía y privilegios de devolución, sujetos a restricciones y limitaciones en ciertas circunstancias.

CompUSA también ha acordado con ciertos proveedores que limitan los privilegios de devolución, otros beneficios como descuentos adicionales en la compra de mercancía. Adicionalmente, CompUSA reduce el riesgo de obsolescencia tecnológica a través de un adecuado manejo de inventarios que le permita maximizar la rotación de los mismos. La discontinuidad de las cláusulas contractuales ya negociadas con los proveedores podría exponer a CompUSA a riesgos de obsolescencia de producto, lo cual podría tener un efecto adverso en sus operaciones. No existe certeza de que los proveedores no intentarán modificar dichas cláusulas en perjuicio de CompUSA.

Calidad de cuentas por cobrar

CompUSA otorga crédito a ciertos clientes corporativos, gubernamentales y entidades educativas a plazos de 30 días. Al cierre de 2003, aproximadamente el 67% de las cuentas por cobrar pertenecían a clientes que reciben crédito por un plazo de 30 días. Dichas cuentas por cobrar corresponden a diversos

clientes corporativos, gubernamentales y entidades educativas distribuidos en el territorio de los Estados Unidos y, consecuentemente, no implican concentración de riesgo. A esa fecha aproximadamente el 3.0% de las cuentas por cobrar tenía antigüedad superior a 30 días. CompUSA ha generado provisiones para cuentas incobrables, sin embargo, el deterioro de la cartera podría afectar adversamente tanto las utilidades como el flujo de efectivo de CompUSA.

Fluctuaciones en las tasas de interés

El gasto financiero de la deuda contratada por CompUSA es variable. Las tasas de interés de los créditos ó líneas de crédito se determinan utilizando tasas de referencia, PRIME o LIBOR, más un diferencial acordado con el acreedor. Los incrementos en las tasas de intereses tendrían como resultado incrementos en el gasto financiero, con la consecuente disminución de utilidades de CompUSA e indirectamente de la Compañía.

Inflación

A pesar de que la inflación no ha tenido, y se espera que no tenga, un impacto importante en los resultados de operación de CompUSA, no hay ninguna garantía de que el negocio de CompUSA no se verá afectado por la inflación en el futuro.

Control de principales accionistas, derechos que confieren las acciones

Al 31 de diciembre de 2003, la mayoría de las acciones con derecho a voto emitidas por la Compañía eran directa o indirectamente propiedad de un grupo de accionistas encabezados por Carlos Slim Helú y miembros de su familia inmediata, quienes tienen facultades para designar a la mayoría de los miembros del Consejo de Administración y para determinar el resultado de otras acciones que requieran el voto de los accionistas.

Marcas registradas o contratos.

La Compañía no es titular de patentes, licencias o marcas en forma directa. Sin embargo, CompUSA tiene registradas diversas marcas. CompUSA lleva a cabo su actividad comercial en los Estados Unidos utilizando, entre otras, los siguientes nombres o marcas: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where America buys technology"* y *"CompUSA.com"*. En los Estados Unidos, CompUSA cuenta con registros federales de las marcas mencionadas y se encuentra en proceso de registro de algunas otras de productos y servicios. Adicionalmente, CompUSA cuenta con el registro de varias de sus marcas en varios países fuera de los Estados Unidos, incluyendo México.

La pérdida de la titularidad de las principales marcas que utiliza CompUSA para la venta, distribución y comercialización de sus productos o la incapacidad para mantenerlos, podría tener un efecto adverso sobre las actividades de CompUSA y, en consecuencia, para la Compañía. No obstante lo anterior, a la fecha no existe indicio alguno que haga probable la pérdida de la titularidad de marca alguna.

Actualmente, CompUSA es parte demandada en un proceso relacionado con patentes sobre tecnología para la lectura de códigos de barras. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados. Ver *"Descripción del Negocio – Procesos Judiciales, Administrativos o Arbitrales"*.

Como comercializador de tecnología, CompUSA vende gran variedad de productos y servicios con marcas que se encuentran registradas a nombre de terceros. El registro y la protección de dichas marcas es responsabilidad exclusiva de los productores.

Estacionalidad

Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. En específico, la experiencia comercial de CompUSA indica que existe un incremento en las ventas a partir de finales de noviembre de cada año, que dura hasta fines de enero del año siguiente. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

iv) <u>Factores de riesgo relacionados con los valores</u>

Posible ausencia de mercado para las acciones de la Compañía

En el futuro, podría dejar de existir un mercado para las acciones de la Compañía y, por lo tanto, podría verse limitada la liquidez de dichas acciones.

El precio de las acciones de la Compañía podría ser volátil

En el futuro, el precio de cotización de las acciones de la Compañía podría ser volátil y fluctuar significativamente en respuesta a diversos factores, incluyendo:

- los resultados de operación trimestrales y anuales tanto históricos como proyectados de CompUSA;
- las variaciones entre los resultados reales y las expectativas de los analistas e inversionistas;
- el anuncio por parte de CompUSA o de terceros, de hechos que afecten sus operaciones;
- las percepciones de los inversionistas en cuanto a CompUSA y otras empresas similares;
- la incorporación o salida de empleados clave;
- las condiciones y tendencias del mercado de computadoras, accesorios y electrónicos de consumo; y
- los cambios en las condiciones generales económicas, políticas y de mercado en México, Estados Unidos y otros países.

La mayoría de estos factores están fuera del control de la Compañía. Estas fluctuaciones podrían dar como resultado una disminución significativa en el precio de cotización de las acciones de la Compañía.

Además, el mercado de valores ha experimentado periódicamente fluctuaciones excesivas en términos de precio y volumen que han afectado a las acciones emitidas por empresas relacionadas con la

tecnología y diversos productos y servicios de telecomunicación. Con frecuencia, estas fluctuaciones no han guardado relación o proporción con el desempeño operativo de las empresas del ramo.

Operaciones en el Exterior

Prácticamente la totalidad de las operaciones de CompUSA son realizadas fuera de México. Por lo tanto, las acciones de la Compañía son valores mexicanos cotizados en México, pero referidos a operaciones que se desarrollan fundamentalmente en los Estados Unidos. La Compañía no puede predecir el efecto en la negociación de sus valores, de su situación particular, ni en la percepción de los inversionistas sobre sus acciones.

d) Otros Valores

Mediante oficio número DGA-666-1366, de fecha 2 de julio de 2002, la CNBV autorizó la inscripción en la Sección de Valores del RNV de 915'000,000 de acciones Serie "B-1", ordinarias, nominativas y sin expresión de valor nominal, representativas del capital social de la Compañía, otorgando a dichas acciones la aprobación para cotizar en la BMV.

Posteriormente, con motivo de la fusión de Tenedora (sociedad fusionada) en la Compañía (sociedad fusionante), mediante oficio número DGA-1593-142593, de fecha 23 de agosto de 2002, la CNBV resolvió actualizar la inscripción en la Sección de Valores del RNV, así como la aprobación para cotizar en la BMV, comprendiendo la actualización un total de 1,026'583,810 acciones Serie "B-1", ordinarias y sin expresión de valor nominal, representativas del capital social de la Compañía.

Al 31 de diciembre de 2003, el número de acciones en circulación fue de 1,279'602,635.

Actualmente, la Compañía no tiene inscritos en el RNV valores distintos de las acciones a que se refieren los párrafos que anteceden.

En cumplimiento de las disposiciones aplicables, la Compañía ha entregado a la BMV la información trimestral correspondiente en forma completa y oportuna. Asimismo, la Compañía ha entregado, en forma completa y oportuna, aquellos reportes que exige la legislación mexicana en materia de divulgación de eventos relevantes y de información periódica desde la fecha de su constitución.

e) Cambios significativos a los Derechos de Valores Inscritos en el RNV

Durante 2003 no existieron modificaciones significativas a los derechos derivados de las acciones de la Compañía que se encuentran inscritas en el RNV y cotizan en la BMV.

f) Destino de los Fondos

Toda vez que la Compañía se constituyó como consecuencia de la escisión de GCarso, no medió oferta pública para la inscripción de las acciones representativas de su capital social en el RNV y, consecuentemente, la Compañía no recibió recursos del público inversionista.

g) Documentos de Carácter Público

El presente reporte fue entregado a la BMV y a la CNBV y puede ser consultado en la página electrónica en Internet de la BMV (www.bmv.com.mx)

Los inversionistas que así lo deseen, podrán solicitar una copia del presente reporte a través del área de relaciones con inversionistas de la Compañía, a la atención de:

Ing. Jorge Serrano Esponda
Teléfono 5625-4900 ext. 1460
Correo electrónico: jserranoe@inbursa.com

(Espacio dejado en blanco intencionalmente)

2) LA COMPAÑÍA

a) Historia y Desarrollo del Emisor

Denominación

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada U.S. Commercial Corp., S.A. de C.V. Su nombre comercial es U.S. Commercial y su clave de pizarra en la BMV es USCOM.

Constitución

La Compañía fue constituida el 29 de noviembre de 2001, según consta en la escritura pública número 89,902 otorgada ante la fe del Notario Público No. 103 del Distrito Federal, Licenciado Armando Gálvez Pérez Aragón, misma que se encuentra inscrita en el Registro Público de Comercio de dicha ciudad bajo el folio mercantil número 278,159.

La duración de la Compañía es indefinida.

Dirección y Teléfonos

Las oficinas principales de la Compañía se encuentran ubicadas en Miguel de Cervantes Saavedra No. 255, Col. Ampliación Granada, C.P. 11250, Distrito Federal. El teléfono de la Compañía en dicha ubicación es (52-55) 5328-5800.

Evolución de la Emisora

Historia Corporativa

La Compañía y Tenedora surgieron como resultado de las escisiones de GCarso y GSanborns, respectivamente, que fueron acordadas en las Asambleas Generales Extraordinarias de Accionistas, celebradas el 21 de noviembre de 2001. Dichas escisiones tuvieron como propósito mantener la propiedad indirecta de las acciones de CompUSA, cuya actividad primordial se desarrolla en el sector comercial en los Estados Unidos como comercializador de electrónicos y proveedor servicios tecnológicos.

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000 Pesos, representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, sin expresión de valor nominal.

El 30 de julio de 2002, las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora acordaron fusionar esta última en la Compañía.

El objetivo fundamental de las escisiones y de la fusión fue, entre otros, mejorar la eficiencia financiera y operativa, tanto de GCarso y GSanborns, así como habilitar a CompUSA para manejar e invertir en el sector de las ventas al menudeo dentro de los Estados Unidos con una posición de flujo de efectivo saludable para desarrollar y soportar sus operaciones.

Como consecuencia de la fusión con Tenedora, el capital social mínimo fijo sin derecho a retiro de la Compañía fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones el capital de la sociedad, el capital social autorizado de la sociedad quedó en 1,474,115,267 acciones de la serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones serie B-1, representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil en CompUSA. Derivado de lo anterior, la Compañía es tenedora indirecta del 100% de las acciones de CompUSA

En virtud de lo anterior, el número de acciones en circulación de la Compañía al 31 de diciembre de 2003 asciende a la cantidad de 1,279'602,635, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. Sercotel, S.A. de C.V., subsidiaria de América Móvil es propietaria aproximadamente del 29.69%.

Estrategia General de Negocio

La experiencia de CompUSA en el ramo ha mostrado que, en la actualidad, la fase de penetración de PCs al mercado se encuentra prácticamente agotada; hoy nos encontramos ante un mercado de reemplazo de computadoras adquiridas con anterioridad por modelos nuevos que faciliten una mayor productividad o que ofrezcan mayores capacidades de entretenimiento, según el uso que el usuario pretenda dar a su PC.

Tomando en consideración la situación del mercado y con la finalidad de mejorar su desempeño, de reducir sus gastos y de crear un valor agregado para su negocio, a partir de 2000 y durante 2001 CompUSA diseño y comenzó a implementar una nueva estrategia de negocios basada en seis puntos fundamentales: (i) cambio de "mezcla de producto", (ii) prestación de servicios técnicos, (iii) remodelación de las Supertiendas, (iv) alianzas estratégicas con proveedores, (v) recuperación de presencia con la pequeña y mediana empresa, y (vi) intensificación de las campañas publicitarias.

Al final del día, a través de los seis puntos antes mencionados, CompUSA transformó su enfoque como simple minorista (*retailer*) de computadoras, para convertirse en una empresa que ofrece soluciones de tecnología integrales a sus clientes.

Con el fin de reforzar su estrategia de negocios, en diciembre de 2003, CompUSA, adquirió la cadena comercial Good Guys Inc.. Good Guys, con base en California, Estados Unidos de América, comercializa electrónicos de consumo, a través de 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington. La operación complementa la estrategia de convergencia tecnológica planteada por la compañía a largo plazo y se amplía la oferta de mercancías, incorporando lo más novedoso en tecnología de entretenimiento. La adquisición de Good Guys es una pieza importante en el plan de crecimiento futuro de CompUSA, con la que se buscará ofrecer las soluciones tecnológicas que demandan los estilos de vida de sus clientes. Good Guys atiende un nicho de mercado que es altamente complementario al que CompUSA atiende actualmente.

Cambio de "mezcla de producto". Los cambios en la mezcla de producto implementados por CompUSA fueron diseñados con el propósito de incluir equipo y accesorios cuya penetración en el mercado no se encuentra saturada y que representan un margen de utilidad superior al que tienen las computadoras (i.e. PDAs, teléfonos celulares, DVDs, videojuegos, equipos de automatización para el hogar, etc.) Aunado a lo anterior, la venta de accesorios reduce el riesgo de obsolescencia para CompUSA, ya que este tipo de productos tiene un período de vida considerablemente superior al del equipo computacional.

Al día de hoy, CompUSA sigue siendo para los proveedores uno de los más importantes y atractivos canales de distribución de nuevos productos para el mercado de los Estados Unidos, debido a que es considerada una "pronta adoptante" (*early adopter*) de tecnología.

Servicios técnicos. Los servicios ofrecidos por CompUSA incluyen, entre otros: reparaciones, garantías, escala de equipos (*upgrades*), actualizaciones, instalación de redes, pruebas de diagnóstico, mantenimiento, reparación, entrega e instalación de equipo, armado de PCs "a la medida", así como entrenamiento y capacitación tecnológica, tanto presencial como remota. CompUSA es proveedor autorizado de servicios técnicos para los principales fabricantes de la industria.

Remodelación de Supertiendas. Durante los últimos tres ejercicios CompUSA ha remodelado todas sus Supertiendas, cuyo total ascendía a 226 el 31 de diciembre de 2003.

Alianzas estratégicas. En el nicho comercial de CompUSA, los proveedores tienen especial relevancia, dado que un número reducido de ellos representa la mayor parte de las compras de los minoristas como CompUSA. En atención a lo anterior, CompUSA ha procurado la formación de alianzas estratégicas con algunos de sus principales proveedores, con el propósito de incrementar la productividad de su negocio (i.e. América Online, Apple, Palm, Toshiba, Samsung, etc.)

Presencia con pequeña y mediana empresa. CompUSA implementó un programa que tiene como propósito hacer de cada una de sus Supertiendas una "tienda de la comunidad" (*community store*), en la que el gerente, asistido por algunos empleados, tenga conocimiento de los negocios pequeños y medianos que rodean a la Supertienda y que tienen o pueden tener necesidades que puede satisfacer CompUSA. Con base en dicho conocimiento del mercado, se plantea una estrategia de acercamiento y presencia constante con los negocios vecinos pequeños y medianos.

Intensificación de publicidad. Con el propósito de lograr una mayor presencia en el mercado, CompUSA incrementó su publicidad tanto en medios impresos como en radio y televisión.

Durante 2002 CompUSA llevó a cabo la venta de ciertos terrenos y edificios en donde se encontraban ubicadas cuatro de sus Supertiendas para después arrendar la superficie al nuevo propietario (*sale and lease back*). Así pues, a esta fecha CompUSA no es propietaria de ninguno de los inmuebles donde se encuentran ubicadas sus Supertiendas.

Durante 2003, CompUSA continuó implementando la estrategia conformada por los seis puntos antes mencionados y considera que hacia delante no existirán cambios sustanciales en la administración o en la estrategia general del negocio.

Procedimientos Relevantes

Hasta donde se tiene conocimiento, a esta fecha la Compañía no forma parte de manera directa de proceso judicial, procedimiento administrativo o arbitral alguno que sea relevante.

Sin embargo, hasta donde se tiene conocimiento, CompUSA actualmente es parte en tres procesos judiciales relevantes que se ventilan en los Estados Unidos mismos que, de resolverse desfavorablemente de manera definitiva e irrevocable, podrían impactar negativamente sus operaciones y, consecuentemente, el negocio de la Compañía.

El primero de ellos es un juicio que sigue la empresa COC Services en contra de CompUSA y otros codemandados, en el que la parte actora alega incumplimiento contractual, interferencia tortuosa y conspiración en su contra por parte de los demandados. A la fecha, CompUSA ha sido liberada de responsabilidad en dicho juicio. No obstante lo anterior, existen apelaciones en trámite ante el Tribunal de Apelaciones de Dallas, Texas, y no es posible anticipar el resultado de las mismas. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

El segundo es un procedimiento iniciado por Lemelson Foundation el 4 de abril de 2000, en contra de CompUSA, por supuestas violaciones de las patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su contestación y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una demanda con la que guarda relación. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

El tercero es una demanda a la Compañía por R.R. Donnelley & Sons Co. en el cual el demandante afirma que CompUSA es culpable de fraude y de incumplimiento de las condiciones del contrato celebrado entre las partes, por concepto de servicios de impresión y abastecimiento. Dicho procedimiento se encuentra en trámite ante el tribunal de circuito en el Condado de Cook en el Estado de Illinois en Estados Unidos. El demandante pretende recuperar US$8 millones por concepto de daños y perjuicios, daños ejemplares por un monto no especificado, honorarios de abogados, intereses y costos. La petición de CompUSA de declarar sin fundamentos la demanda sobre la base de "forum non conveniens" fue negada. Este juicio se encuentra en la etapa de exhibición de pruebas, por lo que resulta imposible a esta fecha estimar la posible pérdida o el rango de la misma en caso que el asunto fuera resuelto a favor del demandante. En la opinión de CompUSA las reclamaciones del demandante no tienen fundamento, por lo que está defendiéndose enérgicamente. Si CompUSA no llega a un acuerdo con el demandante o no logra defender su postura exitosamente, la situación financiera y los resultados de operación de la Compañía podrían verse afectados de manera adversa. Ver *"Descripción del Negocio – Procesos judiciales, administrativos o arbitrales"*.

Efectos de Leyes y otras Disposiciones

En 2003 no existieron cambios en leyes o disposiciones de carácter general de cualesquier naturaleza que afectaran significativamente el desarrollo del negocio de la Compañía ni de CompUSA.

Principales Inversiones

Durante 2003 y a esta fecha, la principal inversión de la Compañía sigue siendo la tenencia indirecta del 100% de las acciones de CompUSA a través de sus subsidiarias Commercial LLC y Compu LLC.

Ofertas de Toma de Control

En Septiembre de 2003, U.S. Commercial comunicó el acuerdo de entendimiento de su subsidiaria CompUSA, para la adquisición de la cadena comercial Good Guys Inc. (Nasdaq: GGUY). Good Guys, con base en California, Estados Unidos, comercializa electrónicos de consumo, a través de 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington. El acuerdo contempló la adquisición de la totalidad de las acciones en circulación de la compañía a un precio de $2.05 dólares en efectivo por acción. Los recursos necesarios para la adquisición, además de capital adicional, fueron aportados por U.S. Commercial a CompUSA.

b) Descripción del Negocio

i) Actividad Principal

La Compañía es una tenedora pura de acciones, por lo tanto, todas las operaciones son realizadas a través de su principal subsidiaria, CompUSA.

CompUSA es una de las cadenas de tiendas comerciales de computadoras, productos y servicios tecnológicos más importantes de los Estados Unidos, con presencia a escala nacional en dicho país. El principal componente del negocio es la venta al menudeo a través de su cadena de Supertiendas. Sin embargo, a través de este formato de tienda, CompUSA promueve su división de venta directa ofreciendo productos y servicios a corporativos, entidades gubernamentales y educativas, así como servicios técnicos y de capacitación.

Al cierre de 2003, CompUSA contaba con 226 Supertiendas con una superficie de venta promedio de 26,000 pies cuadrados cada una (aproximadamente 7,925 metros cuadrados), en 90 mercados metropolitanos en los Estados Unidos.

CompUSA es una de las cadenas comerciales especializadas en soluciones tecnológicas, ofreciendo una amplia gama de productos y servicios. Adicionalmente, realiza ventas directas dirigidas principalmente a empresas pequeñas y medianas. También realiza ventas por Internet a través de *compusa.com*. Asimismo, proporciona entrenamiento y servicios técnicos a todos sus clientes, sean de menudeo, empresas, gobierno o instituciones educativas.

Mercancías. CompUSA ofrece miles de productos, accesorios y servicios relacionados con tecnología y PCs como componente principal de su estrategia de ventas. CompUSA ofrece a través de sus Supertiendas y su página de Internet más de 80,000 productos. A pesar de que los precios para los productos y servicios regularmente se controlan de forma centralizada, los gerentes regionales regularmente comparan precios con la competencia y tienen la facultad de ajustarlos dentro de parámetros previamente establecidos.

Hardware. Los productos de hardware incluyen PCs de escritorio y portátiles, así como productos periféricos tales como impresoras, módems, monitores, dispositivos de almacenamiento de datos y

productos de imagen. Los proveedores de *hardware* incluyen, entre otros, a Apple, Compaq, Epson, Hewlett-Packard, Sony y Toshiba.

Software. CompUSA vende más de 2,000 paquetes de software que abarcan gran variedad de sectores: negocios, uso personal, entretenimiento, educación, funcionalidad, lenguaje y referencia. Estas categorías también incluyen consolas de videojuegos, software y accesorios para juegos. Los proveedores de software incluyen empresas como Corel, Electronic Arts, Intuit, Lotus, Microsoft, Nintendo, Sony y Symantec.

Accesorios. Los accesorios vendidos por CompUSA incluyen una amplia gama de artículos relacionados con computadoras y artículos desechables (i.e. cartuchos de tinta), PDAs, accesorios para redes y telecomunicaciones, y otros como cables. Entre los proveedores de accesorios se encuentran APC, Avery, Belkin, Fellowes, Linksys, Logitech, Microsoft, Netgear, PNY y Palm.

Servicios técnicos. Los servicios ofrecidos por CompUSA incluyen, entre otros: reparaciones, garantías, actualización de equipos (*upgrades*), actualizaciones, instalación de redes, pruebas de diagnóstico, mantenimiento, reparación, entrega e instalación de equipo, armado de PCs "a la medida", así como entrenamiento y capacitación tecnológica, tanto presencial como remota. CompUSA es proveedor autorizado de servicios técnicos para los principales fabricantes de la industria.

Principales proveedores y dependencia de ellos. Las características de los proveedores varían de acuerdo a las diferentes categorías de producto. En general, CompUSA realiza más del 90% de sus compras sobre una base de 200 proveedores aproximadamente, en forma continua. En cuanto a los proveedores de hardware, se mantienen contratos con Hewlett-Packard, Sony, Apple, Toshiba, Epson y Samsung como principales proveedores. De entre los proveedores anteriores, Hewlett Packard es el único que durante 2003 representó individualmente más del 10% de las compras realizadas por CompUSA. Por lo que se refiere a software, Microsoft, Symantec y Navarre son los principales proveedores. Por cuanto respecta a accesorios, CompUSA tiene una gran variedad de proveedores, incluyendo a Ingram Micro, Palm y Belkin como los principales. Ver *"Factores de Riesgo - Relación con proveedores"*.

Disponibilidad de inventarios. La disponibilidad de inventarios en las tiendas de CompUSA es alta, derivada de la cadena de abastecimiento propia. Los proveedores cuentan con sistemas sofisticados de producción y abastecimiento de productos. CompUSA y sus proveedores revisan periódicamente las necesidades de productos de forma que se pueden planear de manera anticipada, las órdenes de compra que se establecen a los diversos proveedores para la producción de los artículos. En su mayoría, los proveedores envían el inventario a los 6 centros de almacenaje (*crossdocks*) con los que cuenta CompUSA, los cuales, a su vez, embarcan diariamente el producto a las tiendas, de forma que menos del 3% del producto se encuentra en tránsito. Por lo anterior, en general, existe disponibilidad absoluta de productos en las tiendas. Ver *"Factores de Riesgo - Obsolescencia de Inventarios"*.

TAP. Son planes de garantía extendida que proporcionan una cobertura adicional a la del fabricante y proporcionan una cobertura de entre 12 y 60 meses. En la mayoría de los Estados que integran los Estados Unidos, CompUSA vende programas de garantía extendida por cuenta de terceros que son los responsables directos. Dichos terceros emiten planes para mercancía vendida por CompUSA y por otros comercializadores. Bajo estos programas, CompUSA no mantiene responsabilidad contractual con el cliente. En aquellos Estados donde no se permite este esquema de garantías a través de terceros, CompUSA vende planes de garantías extendidas en los que mantiene la responsabilidad frente al cliente de manera directa.

Programas de capacitación tecnológica. Ciertas Supertiendas cuentan con aulas de capacitación para aplicaciones de *software* que van desde herramientas de negocios comunes hasta certificaciones

avanzadas. Además de capacitación dirigida por instructores, CompUSA ofrece capacitación a través de la computadora, así como capacitación vía satélite y vía Internet.

Una Supertienda con servicio de capacitación tiene de una a tres aulas, cada una equipada con PCs para los alumnos. La mayoría de las salas tiene cupo para 12 a 14 estudiantes y cada tienda ofrece de cinco a seis clases de tiempo completo en cada aula por semana. En total, CompUSA tiene más de 180 sitios para capacitación. Los instructores de CompUSA reciben capacitación periódicamente tanto de los distribuidores de software como de CompUSA en nuevas tecnologías. Además, CompUSA proporciona capacitación en las instalaciones del cliente y otros lugares fuera de la tienda.

CompUSA está integrada verticalmente para ofrecer servicios de entrenamiento, haciendo eficiente la ubicación de sus aulas de entrenamiento por región y eliminando la duplicidad en mercados con más de una tienda. CompUSA utiliza servicios subcontratados del Call Center para manejar el proceso de inscripción a clases, algunos servicios de telemarketing y funciones relacionadas. Lo anterior, permite a CompUSA ser más eficiente al manejar los servicios de capacitación y minimizar los gastos indirectos mientras el negocio sigue creciendo.

A través de GSS, CompUSA ha proporcionado servicio a algunos de los corporativos más importantes y fabricantes de tecnología ofreciendo garantía de mantenimiento y reparación "in situ". La división de servicios a corporativos de GSS resuelve a sus clientes todas sus necesidades de soporte técnico en lugar de hacerlo a través de centros de reparación individual. GSS ofrece también personal de apoyo a sus clientes, contando con gente capacitada desde nivel básico hasta técnicos profesionales. Además del soporte técnico profesional, otros servicios proporcionados por GSS incluyen servicios profesionales de capacitación en tecnología, servicios de mantenimiento de computadoras, programas flexibles de compras y programas de descuentos para cliente-empleado.

Comportamiento cíclico o estacional. Con base en la evidencia histórica, CompUSA considera que su negocio es estacional. Las ventas, así como las utilidades generadas son más bajas durante el segundo y el tercer trimestre del año calendario que durante el primero y el cuarto trimestre. Por esta razón, las ventas de CompUSA son más sensibles a la situación económica durante el primero y el cuarto trimestre.

Principales categorías de productos. Las categorías de productos que ofrece CompUSA al público y que han representado individualmente más del 10% de sus ingresos totales durante los últimos ejercicios son: PCs de escritorio, PCs portátiles (laptops y notebooks) e impresoras.

ii) Canales de Distribución

El principal canal de distribución de CompUSA lo constituye la cadena integrada por 226 Supertiendas. Adicionalmente, CompUSA realiza ventas directas y utiliza el comercio electrónico como un efectivo canal de distribución a través en el sitio en Internet *compusa.com*, que se describe más adelante en este apartado.

Tiendas comerciales. A través de sus 297 Supertiendas, CompUSA, incluyendo a las tiendas de Good Guys ofrece una amplia gama de productos de tecnología, servicios técnicos y entrenamiento. La cadena de Supertiendas fue reacondicionada con recursos provenientes de proveedores de CompUSA. El re-acondicionamiento de las Supertiendas tiene por objeto ofrecer al cliente un ambiente de compras más amigable e interactivo. Además de la comercialización de productos tradicionales como computadoras y accesorios, se ha puesto especial énfasis en categorías como electrónicos de consumo, tecnología digital e inalámbrica y redes personalizadas.

Ventas directas. CompUSA ofrece soluciones tecnológicas dirigidas a pequeñas y medianas empresas, instituciones docentes y agencias gubernamentales y federales ofreciendo una amplia gama de productos, servicios tecnológicos y tramitación de licencias para software.

CompUSA es capaz de ofrecer inigualable flexibilidad al ofrecer servicios como instalación y entrega, embarque de pedidos el mismo día, así como la opción de envíos a domicilio o entrega en la tienda. Los pedidos son procesados vía correo electrónico o fax en cuentas establecidas y se ponen a disposición del cliente diversas formas de pago.

Comercio electrónico. A través de *compusa.com*, los clientes pueden acceder a la información de la tienda y realizar sus compras las 24 horas del día, los siete días de la semana. Con más de 80,000 productos disponibles en *compusa.com*, los clientes tienen la ventaja de comprar desde su casa satisfaciendo todas sus necesidades tecnológicas en un solo sitio.

Tarjeta de crédito CompUSA. CompUSA tiene un acuerdo con una compañía de servicios financieros mediante la cual dicha compañía maneja los programas relacionados con la tarjeta de crédito de CompUSA. Tanto las cuentas de tarjetas de crédito como las cuentas por cobrar generadas por ellas, son propiedad de la compañía antes mencionada. De conformidad con los términos de este acuerdo, dicha compañía cobra una cuota a CompUSA para cubrir el costo derivado de proporcionar el crédito y hacer efectivas las cuentas por cobrar, las cuales no representan créditos a favor de CompUSA.

iii) Patentes, Licencias, Marcas y Otros Contratos

La Compañía no es titular de patentes, licencias o marcas en forma directa. Sin embargo, CompUSA tiene registradas diversas marcas. CompUSA lleva a cabo su actividad comercial en los Estados Unidos utilizando, entre otras, los siguientes nombres o marcas: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where América buys technology"* y *"CompUSA.com"*. Good Guys

En los Estados Unidos, CompUSA cuenta con registros federales de las marcas mencionadas y se encuentra en proceso de registro de algunas otras de productos y servicios. Adicionalmente, CompUSA cuenta con el registro de varias de sus marcas en varios países fuera de Estados Unidos, incluyendo México.

Como comercializador de tecnología, CompUSA vende gran variedad de productos y servicios con marcas que se encuentran registradas a nombre de terceros. El registro y la protección de dichas marcas es responsabilidad exclusiva de los productores.

No existen marcas ni propiedad intelectual significativa de la Compañía ni de CompUSA cuyo plazo de registro venza durante 2004.

Actualmente, CompUSA es parte demandada en un proceso relacionado con patentes sobre tecnología para la lectura de códigos de barras. Si CompUSA no llega a un acuerdo con la demandante o si no tiene éxito en su defensa, la situación financiera y los resultados de CompUSA podrían verse adversamente afectados de manera significativa. Ver *"Descripción del Negocio – Procesos Judiciales, Administrativos o Arbitrales"*.

No existen actividades relevantes en materia de investigación y desarrollo.

A esta fecha, no existen contratos relevantes fuera del giro normal de negocios en los que sea parte la Compañía o CompUSA.

iv) Principales Clientes

La Compañía no tiene clientes directos, los clientes se encuentran al nivel de su subsidiaria CompUSA.

<u>Clientes de menudeo.</u> La mayoría de los clientes de menudeo de CompUSA tienen interés en tecnología y procuran estar a la vanguardia en nuevas tecnologías. Algunas encuestas realizadas recientemente muestran que la mayoría de los clientes de CompUSA son usuarios sofisticados de PCs y que más de la mitad utiliza computadoras durante tres o cuatro horas diarias. Además de contar con varias computadoras en casa, el 95% de los clientes tiene acceso a Internet.

El cliente típico de CompUSA es de 44 años de edad, con un ingreso familiar de USD$84,500 anuales. Casi dos terceras partes de los clientes tienen empleos administrativos o corporativos y tres cuartas partes tienen un titulo universitario y/o un postgrado. Cuando se les preguntó sobre el uso de computadora en casa, el 98% de los entrevistados respondieron para uso personal mientras que el 56% y 44% utilizan sus computadoras para negocio y escuela, respectivamente.

<u>Venta directa.</u> Los clientes comerciales incluyen negocios, instituciones de gobierno –tanto locales como federales– y escuelas. Los clientes corporativos de CompUSA tradicionalmente han sido grandes empresas y corporativos; sin embargo, durante 2002 se implementó una iniciativa que tiene como objetivo enfocarse en la atención de pequeños y medianos negocios. Ver *"Historia y Desarrollo de la Emisora – Estrategia General de Negocio – Presencia con pequeña y mediana empresa"*.

<u>Principales clientes</u>. No existe cliente que represente más del 10% de las ventas totales de CompUSA.

v) Legislación Aplicable y Situación Tributaria

La Compañía está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, tales como el Código de Comercio, la LGSM, la LMV y todas las disposiciones en materia fiscal.

Por su parte, CompUSA está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables principalmente en los Estados Unidos, tanto en el ámbito federal como estatal y municipal. En particular, en los Estados Unidos las responsabilidades por productos, las relaciones con consumidores y el establecimiento de negocios, son distintas a las que resultan aplicables en México. Además, el derecho procesal de los Estados Unidos contiene diferencias tanto en materia de interés jurídico como en desahogo de pruebas, mismas que implican una situación de riesgo diversa a la que enfrentan compañías que operan exclusivamente en México. Ver *"Factores de Riesgo - Aspectos políticos, económicos, legislativos y regulatorios en Estados Unidos"*.

<u>Régimen de impuesto sobre la renta y al activo</u> Las empresas establecidas en México están sujetas al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores actualizados, deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste inflacionario, el cual es similar al resultado por posición monetaria. Para el ejercicio fiscal de 2003, la tasa de impuesto fue de 34%, teniendo previsto que esta disminuya un 1% cada año hasta llegar a 32% en el 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos. Dicho impuesto se paga únicamente por el monto en que exceda al cálculo del ISR correspondiente al ejercicio fiscal de que se trate. Cualquier pago que se efectúe por concepto de IMPAC es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios anteriores y los diez ejercicios subsecuentes.

Resultado contable y fiscal. La provisión para ISR se determina con base en el monto a pagar, según el resultado fiscal de la Compañía, siendo las principales diferencias entre el resultado contable y fiscal, el ajuste inflacionario, el resultado por posición monetaria y la re-valuación de las inversiones temporales a valor de mercado.

Participación de los trabajadores en las utilidades de la Compañía Actualmente, la Compañía no está sujeta a participar de las utilidades a los trabajadores, dado que no tienen empleados.

Impuesto Sobre la Renta La Compañía registra el efecto diferido activo o pasivo de ISR e IMPAC con base en el efecto acumulado de las partidas temporales, entre los importes de activos y pasivos, para efectos contables y fiscales a la fecha del balance, como activo o pasivo a largo plazo.

Estados Unidos Adicionalmente, y dado que prácticamente todas las operaciones de CompUSA se desarrollan en los Estados Unidos, dicha empresa está sujeta a los gravámenes e impuestos tanto federales como locales en dicho país. El régimen fiscal en los Estados Unidos es complejo, pero en lo fundamental es similar al aplicable en México respecto a sus consecuencias básicas, considerando que existe un impuesto sobre la renta aplicable a las corporaciones, un impuesto sobre dividendos, un impuesto sobre ventas finales en el ámbito estatal y otros.

La tasa oficial del ISR en los Estados Unidos es del 35% y la tasa del impuesto sobre ventas varía en función de la jurisdicción de que se trate.

Beneficios Fiscales Especiales Actualmente, ni la Compañía ni CompUSA gozan de subsidios, exenciones o beneficio fiscal alguno de carácter especial.

vi) Recursos Humanos

Por tratarse de una controladora pura, la Compañía no tiene empleados. Al 31 de diciembre de 2003, CompUSA tenía aproximadamente 17,104 empleados distribuidos entre Supertiendas, división de ventas directas y funciones corporativas. Las operaciones CompUSA se realizan fundamentalmente en los Estados Unidos.

A continuación se presenta una tabla con la información relativa a los empleados de la Compañía y CompUSA al 31 de diciembre de 2003:

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
Al 31 de Diciembre de 2003

	De Confianza	Sindicalizado	Total
Funcionarios	404	0	404
Empleados	16,700	0	16,700
Obreros	0	0	0
Total	17,104	0	17,104

Debido a la estacionalidad de las operaciones de CompUSA, año con año dicha empresa se ve en la necesidad de incrementar su planta laboral en las Supertiendas a través de empleados temporales, quienes generalmente prestan sus servicios durante el último trimestre del año en que fueron contratados y hasta el fin del primer mes del año subsecuente. El número de empleos temporales durante el plazo antes mencionado se aproxima al 10% de la planta de empleados permanentes.

vii) Desempeño Ambiental

Por ser una controladora pura cuyos únicos activos se conforman de acciones de otras sociedades, la Compañía no realiza operaciones que requieran una política ambiental específica y tampoco cuenta con certificados o reconocimientos de esta índole. Por su parte, dada la naturaleza de su negocio, CompUSA tampoco tiene operaciones que impliquen riesgos considerables o que pudieran resultar en contingencias ambientales relevantes, ni cuenta con certificados o reconocimientos al respecto.

viii) Información del Mercado

La Compañía es una controladora pura, cuya inversión fundamental está orientada al sector de tecnología. CompUSA considera que las ventas de PCs y productos relacionados se han incrementado en los últimos años como resultado principalmente de los siguientes factores: (i) el crecimiento del sector servicios informativos en la economía; (ii) desarrollo de nuevas aplicaciones de *software* y mejoras en el *hardware*; (iii) el surgimiento y consolidación de estándares en la industria y compatibilidad de componentes; (iv) mayor familiaridad del consumidor con las PCs; (v) incremento observado en el uso de tecnología y PCs (vi) reemplazo de *hardware*, *software* y periféricos; (vii) mayor interés del consumidor originado por el acceso a Internet y por el concepto de la "Súper Carretera de Información"; (viii) automatización y reingeniería de procesos en las corporaciones y (ix) la integración de las PCs en todos los niveles educativos.

CompUSA considera que en la medida en que los avances tecnológicos se reflejen en precios más competitivos, el mercado de las PCs y productos relacionados continuará con su tendencia de crecimiento.

La industria de las PCs se encuentra inmersa en una etapa de constantes cambios e innovaciones. Los avances tecnológicos, en combinación con el incremento de la cultura computacional entre el público consumidor, han contribuido a ampliar el uso y la popularidad de las PCs, dando como resultado el surgimiento y el crecimiento de una amplia variedad de canales de distribución.

CompUSA considera que, dado que los clientes, las corporaciones, las escuelas y las oficinas gubernamentales han adquirido mayor familiaridad con las PCs y, por lo tanto, requieren menor asistencia para sus decisiones de compra, se han vuelto más sensibles al precio. Al mismo tiempo, la intensa competencia por ganar participación de mercado, ha forzado a fabricantes de *hardware*, *software* y accesorios a reducir precios y buscar nuevos canales de distribución. Estos factores han traído como consecuencia, la reducción en los márgenes del negocio y un entorno mucho más competido. CompUSA considera que su estrategia de negocios es la adecuada para competir exitosamente en la industria bajo las actuales circunstancias. Ver *"Factores de Riesgo - Competencia"*.

Dado que la venta de PCs ha sido el negocio principal de CompUSA, el incremento de la competencia ha derivado en una reducción en los márgenes de utilidad en esa línea de negocios. En búsqueda de mayores márgenes, CompUSA a reenfocado su estrategia y mezcla de productos para adecuarse al cambiante entorno. CompUSA ha realizado importantes ajustes en la mezcla de productos ofrecidos a escala nacional. De esta manera, ha decidido combinar la venta de equipo con tecnología de punta, así como computadoras portátiles, teléfonos inalámbricos, cámaras digitales y PDAs junto con un concepto de tienda más moderno. Ver *"Estrategia General de Negocio – Cambio de "mezcla de producto""*

CompUSA considera que las principales fortalezas competitivas dentro de la industria incluyen: el servicio al cliente, la variedad de productos, los precios, el soporte técnico y la capacidad de venta, entre otros. Además, el acceso a personal capacitado y a una estrategia comercial apoyada en publicidad local y nacional son elementos importantes para competir en este mercado. CompUSA considera que es un competidor importante dentro de la industria.

CompUSA compite con un gran número y variedad de revendedores de PCs, productos relacionados y servicios en sus propios negocios. En lo referente a la venta de productos, CompUSA compite básicamente con minoristas de gran formato en electrónicos de consumo (Best Buy y Circuit City) y proveedores de equipos para oficina (Staples, Office Depot y OfficeMax), productores y distribuidores que venden directamente al público (Dell y Gateway), otros minoristas de computadoras de formato grande, minoristas en Internet, negocios de órdenes por correo, comercializadores masivos, almacenes de descuento, minoristas especializados en electrónica, software y otros en PCs, distribuidores externos y revendedores de valor agregado.

ix) Estructura Corporativa

La Compañía no es parte de un grupo, es una empresa tenedora de acciones, principalmente de CompUSA. Al cierre de 2003 la Compañía detentaba el 100% del capital social de CompUSA.

El siguiente esquema muestra las principales subsidiarias de la Compañía al 31 de diciembre de 2003.

PORCENTAJE DE PARTICIPACIÓN DE U.S. COMMERCIAL CORP., S.A. DE C.V. EN SUS SUBSIDIARIAS AL 31 DE DICIEMBRE DE 2003


U.S COMMERCIAL CORP.
100%
COMMERCIAL LLC
100%
COMPU LLC
63.7037%
36.2963%
COMPUSA INC

x) Descripción de Principales Activos

Principales activos de la Compañía El principal activo de la Compañía lo constituye su participación accionaria indirecta en CompUSA que a la fecha es del 100% del capital social de dicha empresa.

A partir del 30 de diciembre de 2001, CompUSA adoptó los nuevos lineamientos de contabilidad en estados financieros (SFAS 142) los cuales reconocen que el crédito mercantil y los activos intangibles de tiempo indefinido ya no serán amortizados, pero si serán sujetos a una evaluación de recuperabilidad en el tiempo. Por otra parte, los activos intangibles de tiempo definido seguirán siendo amortizados de manera que sigan reflejando su valor económico. Ver *"Información Financiera – Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora – Resultados de la Operación".*

Principales activos de CompUSA A la fecha CompUSA tiene 226 Supertiendas distribuidas en 90 diferentes localidades dentro del territorio de los Estados Unidos. CompUSA no es propietaria de ninguno de los inmuebles en los que se encuentran las Supertiendas, sino que los tiene en concepto de arrendatario. La superficie promedio de cada una de las Supertiendas es de 26,000 pies cuadrados, es decir, aproximadamente 7,925 metros cuadrados.

Adicionalmente Good Guys, cuenta con 71 tiendas distribuidas en los estados de California, Nevada, Oregon y Washington.

El mobiliario y el equipo que utiliza CompUSA en las Supertiendas, así como en sus oficinas generales, es de su propiedad y se encuentra registrado a costo. La depreciación es determinada bajo el método de línea recta con el fin de cargar el costo de la vida útil de los respectivos activos en la operación. Dichos activos se encuentran asegurados por los riesgos comunes al negocio de CompUSA.

La cuenta de mobiliario y equipo de CompUSA se integra de la siguiente manera (en miles de USD):

Inmuebles, Planta y Equipo
Diciembre de 2003

	2003	2002	2001
Mobiliario y Equipo	251,098	223,450	209,638
Mejoras a Inmuebles	115,061	84,745	91,337
Arrendamientos capitalizados	23,189	25,014	6,678
Terrenos		-	9,720
Proyectos de inversión en proceso	1,867	781	991
	391,215	333,990	318,364
Depreciación y Amortización acumulada	- 176,017	- 141,311	- 106,203
	215,198	192,679	212,161
Gastos por depreciación	47,144	53,053	57,021

No existen medidas ambientales significativas que afecten la utilización de los bienes por parte de CompUSA.

CompUSA ha constituido garantía sobre sus cuentas por cobrar y su inventario, a efecto de garantizar las obligaciones que asumió bajo la línea de crédito por USD$500 millones que tiene contratada con un consorcio de bancos e instituciones financieras y con vigencia al 31 de enero de 2007.

No existen planes de remodelación de Supertiendas para 2004.

xi) Procesos judiciales, administrativos o arbitrales

La Compañía

Hasta donde se tiene conocimiento, a esta fecha la Compañía no forma parte de manera directa de proceso judicial, procedimiento administrativo o arbitral alguno que sea relevante.

A esta fecha, la Compañía no se ubica en supuesto alguno de los establecidos en los artículos 9 y 10 de la Ley de Concursos Mercantiles, ni considera que bajo sus condiciones actuales pueda ser declarada en concurso mercantil.

CompUSA

Hasta donde se tiene conocimiento, CompUSA actualmente es parte de los siguientes procesos relevantes que se ventilan en los Estados Unidos mismos que, de resolverse desfavorablemente de manera definitiva e irrevocable, podrían impactar negativamente sus operaciones y, consecuentemente, el negocio de la Compañía.

A continuación se describen dichos procesos:

1.- En enero de 2000, COC Services, Ltd. (COC Services) presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas, aseverando varias

reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo a Grupo Carso, Sanborns y al ingeniero Carlos Slim Helú. COC Services pretendió el pago de daños reales por US$150 millones de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por US$2 millones en daños por demanda de fraude, y daños punitivos por US$300 millones. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero de 2001. En febrero de 2001, el jurado entregó su fallo declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Servicies por daños punitivos a pagar por los demandados son los siguientes: US$175 millones contra James Halpin, el expresidente y anterior director general de CompUSA, US$94.5 millones contra CompUSA, US$67.5 millones contra el ingeniero Slim, US$13.5 millones contra Grupo Carso y US$13.5 millones contra Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo de 2001, el juez redujo daños de US$454 millones a US$121.5 millones, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Sanborns, ingeniero Carlos Slim Helú, CompUSA y su anterior director general señor James Halpin. El juez eliminó también, en el caso, las determinaciones del jurado en contra de CompUSA y del señor James Halpin.

Grupo Carso, Sanborns y el ingeniero Slim han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas, aún cuando se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aunque se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, con el fin de obtener la exoneración de las acusaciones pendientes.

Además, se tiene conocimiento de que COC Services, apeló la sentencia con el fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al señor James Halpin. Las apelaciones del caso han sido tramitadas y argumentadas. Actualmente, se encuentran en espera de la decisión de la Corte de apelaciones.

2.- La Compañía ha sido demandada por R.R. Donnelley & Sons Co. en el cual el demandante afirma que CompUSA es culpable de fraude y de incumplimiento de las condiciones del contrato celebrado entre las partes, por concepto de servicios de impresión y abastecimiento. Dicho proceso se encuentra en trámite ante el tribunal de circuito en el Condado de Cook en el Estado de Illinois en Estados Unidos. El demandante pretende recuperar US$8 millones por concepto de daños y perjuicios, daños ejemplares por un monto no especificado, honorarios de abogados, intereses y costos. La petición de CompUSA de declarar sin fundamentos la demanda sobre la base de "forum non conveniens" fue negada. Este juicio se encuentra en la etapa de exhibición de pruebas, por lo que resulta imposible a esta fecha estimar la posible pérdida o el rango de la misma en caso que el asunto fuera resuelto a favor del demandante. En la opinión de CompUSA las reclamaciones del demandante no tienen fundamento, por lo que se está defendiendo enérgicamente. Si CompUSA no llega a un acuerdo con el demandante o no logra defender su postura exitosamente, la situación financiera y los resultados de operación de la Compañía podrían verse afectados de manera adversa.

3.- El 4 de abril de 2000, la Fundación Lemelson presentó una demanda en contra de CompUSA

por supuestas violaciones de los patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su respuesta y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una acción relacionada. Si CompUSA no llega a un acuerdo con los demandantes o si no tiene éxito en defender su postura, la situación financiera y los resultados de la Compañía podrían verse afectados de manera adversa.

4.- CompUSA tenía celebrado con un proveedor de telecomunicaciones un contrato mediante el cual, CompUSA se comprometía a incurrir en gastos por un monto mínimo anual predeterminado. CompUSA avisó al proveedor de telecomunicaciones antes de iniciar el último año de vigencia del contrato, que a partir del 31 de octubre de 2003, iba a descontinuar el uso de los servicios bajo el contrato y que se liberaba de sus obligaciones, en virtud de que el proveedor había incurrido en incumplimiento esencial del contrato. En opinión de CompUSA, dicho incumplimiento esencial por parte del proveedor podría dar derecho a CompUSA una recuperación hasta por US$10 millones por daños y perjuicios. El proveedor ha presentado una reclamación afirmando que CompUSA le debe US$8.4 millones aproximadamente bajo los términos del contrato. CompUSA no puede estimar el resultado final de la disputa.

5.- CompUSA es parte de varias demandas que se han presentado en el curso normal de sus operaciones. La administración no espera que la resolución de estos asuntos pendientes tenga un impacto negativo sobre el balance general ni el estado de resultados consolidados.

xii) Acciones Representativas del Capital Social

La Compañía se constituyó el 29 de noviembre de 2001 como una sociedad anónima de capital variable bajo la denominación U.S. Commercial Corp., S.A. de C.V., como resultado de la escisión de GCarso acordada en la Asamblea General Extraordinaria de Accionistas, celebrada el 21 de noviembre de 2001, con objeto de mantener la propiedad indirecta de las acciones de CompUSA.

En la fecha de su constitución, la Compañía inició con un capital social mínimo fijo sin derecho a retiro de $340'073,000.00 Pesos (trescientos cuarenta millones setenta y tres mil pesos 00/100 M.N.), representado por 915'000,000 de acciones de la Serie "B-1", ordinarias, sin expresión de valor nominal.

Las asambleas generales extraordinarias de accionistas de la Compañía y de Tenedora, ambas celebradas el 30 de julio de 2002, acordaron llevar a cabo la fusión de ambas empresas. Así pues, Tenedora, como fusionada, se fusionó en la Compañía, como fusionante.

Como consecuencia de la fusión, el capital social mínimo fijo sin derecho a retiro fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones de la serie B-1, el capital de la sociedad, el capital social autorizado de la compañía quedó en 1,474,115,267 acciones serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil, en CompUSA.

En virtud de lo anterior, el número de acciones en circulación de la Compañía al 31 de diciembre de 2003 asciende a la cantidad de 1,279'602,635, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. Sercotel, S.A. de C.V., subsidiaria de América Móvil es propietaria aproximadamente del 29.69%.

Según lo disponen sus estatutos sociales, la Compañía podrá adquirir acciones representativas de su capital social, a través de la BMV, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la LMV, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la LGSM, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Compañía, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Compañía, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la LGSM, podrán ser colocadas entre el público inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

La Compañía no tiene valores en circulación o contrato alguno relacionado con su capital que impliquen su conversión, ejercicio, intercambio o suscripción en acciones.

A continuación se presenta una tabla que refleja los movimientos del capital social de la Compañía durante 2002 y hasta el 31 de marzo de 2004.

U.S. COMMERCIAL CORP., S.A. DE C.V.
Integración del Capital Social
Cifras en Pesos

Concepto	Capital Social Importe Nominal	Capital Social Numero Acciones
Capital Social	340,073,000.00	915,000,000
Capital Suscrito No Pagado	- 9,198,695.90	- 24,750,000
Saldo al cierre de Dic-01	330,874,304.10	890,250,000
Cancelación de Acciones por Recompra de Grupo Carso	0	- 7,108,700
Fusión de Tenedora U.S., S.A. de C.V.	52,246,932.67	118,692,510
Recompra de Acciones	- 28,464,176.04	- 75,318,768
Saldo al cierre de Dic-02	354,657,060.73	926,515,042
Recompra de Acciones	- 12,382,192.75	- 32,410,027
Aumento de Capital y Compra de interés minoritario	147,573,437.68	385,497,620
Saldo al cierre de Dic-03	489,848,305.66	1,279,602,635
Recompra Acciones	- 3,677,357.58	- 9,606,146
Saldo al cierre de Mar-04	486,170,948.08	1,269,996,489

xiii) Dividendos

La Compañía fue constituida en noviembre de 2001 y, por el ejercicio de 2002 y de 2003, no fue decretado ningún dividendo a los accionistas, en virtud de no haberse reportado utilidades en los resultados de dicho período. Por otra parte, cabe señalar que el consejo de administración no tiene una política expresa para decretar el pago de dividendos o para hacer la propuesta correspondiente a la asamblea de accionistas de la Compañía, en caso de llegar a existir utilidades en el transcurso de algún ejercicio social.

La práctica hasta el día de hoy ha sido que, en la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta para consideración de los accionistas los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos. Los accionistas, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se separe el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "B-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía.

Los términos de ciertos contratos de deuda de CompUSA imponen ciertas restricciones u obligaciones de hacer o no hacer comunes en este tipo de créditos, entre las que se incluyen limitaciones en el pago de dividendos. Ver *"Información Financiera – Informe de Créditos Relevantes"*.

(Espacio dejado en blanco intencionalmente)

3) INFORMACIÓN FINANCIERA

a) Información Financiera Seleccionada

La siguiente tabla muestra información financiera consolidada seleccionada de la Compañía por los últimos tres ejercicios sociales, la cual deriva de, y debe ser leída junto con los estados financieros de la Compañía, los cuales han sido auditados por Mancera, S.C., Integrante de Ernst & Young Global, así como de los estados financieros de CompUSA que han sido auditados por Ernst & Young LLP, en su carácter de auditores externos.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Cierre de
Diciembre de 2003
Miles de Pesos

Concepto	**2003**	**2002**	**2001**
Ventas Netas	42,677,653	44,161,651	48,553,734
Utilidad Bruta	8,805,693	9,311,176	9,456,873
Utilidad Operativa	(75,524)	413,505	(308,369)
EBITDA	455,253	1,022,020	358,785
Utilidad Neta Mayoritaria	482,127	(2,254,950)	(210,020)
Utilidad por Acción	0.53	(2.47)	(0.23)
Inversiones en Activo Fijo	(382,716)	(448,543)	(457,525)
Depreciación y Amortización del Ejercicio	530,777	608,515	667,154
Total de Activos	18,338,293	17,286,305	23,200,198
Total Pasivos con Costo	3,899,352	3,606,303	4,026,849
Capital Contable Consolidado	7,031,160	7,097,663	12,211,746
Rotación de Cuentas por Cobrar (Días)	2	2	5
Rotación de Cuentas por Pagar (Días)	42	36	33
Rotación de Inventarios (Veces)	4.29	5.62	6.34
Dividendos en Efectivo Decretados por Acción	0.00	0.00	0.00

La Compañía considera que no existen factores o acontecimientos inciertos que puedan hacer que la información presentada no sea indicativa de su desempeño futuro.

b) Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

La totalidad de las operaciones de la Compañía se realizan a través de su subsidiaria CompUSA, empresa cuyas operaciones se realizan fundamentalmente en los Estados Unidos.

Las operaciones de CompUSA se dividen en dos segmentos principales: Comercial y No Comercial.

- *Comercial*. Incluye la operación de menudeo y soporte dentro de las Supertiendas. Esto es, venta de mercancía y de garantías extendidas, el área de servicios técnicos, y las operaciones de venta directa realizadas dentro de cada Supertienda. También se incluyen en este segmento los ingresos diferidos y los gastos de venta del programa de garantías extendidas.

- *No Comercial*. Incluye las operaciones realizadas fuera de las tiendas, incluyendo venta directa, servicios técnicos y entrenamiento "in situ".

c) Informe de Créditos Relevantes

A la fecha, la Compañía no tiene créditos relevantes de manera directa. Sin embargo, a continuación se presenta la información relativa a los créditos relevantes de CompUSA.

Línea de Crédito por USD$500 millones. En el mes de agosto de 2002, CompUSA celebró un contrato de línea de crédito revolvente garantizado amortizable en 41 meses (el Contrato de Crédito) a través de un consorcio de bancos e instituciones financieras. El 19 de diciembre de 2003, este contrato se modificó para incluir préstamos y cartas de crédito por un monto máximo de US$ 500 millones y fue prorrogado por un año más hasta enero de 2007. Los inventarios y las cuentas por cobrar de CompUSA sirven de garantía para el crédito, el cual devenga intereses a la tasa base del banco o a la tasa LIBOR más 1.2% a 2.50%. El contrato de Crédito está sujeto a un monto base del préstamo que se determina de acuerdo con las cuentas por cobrar, saldos por cobrar por tarjetas de crédito e inventarios admisibles de CompUSA, así como su cumplimiento con las garantías financieras. Entre otras restricciones, el contrato de crédito requiere que CompUSA mantenga una disponibilidad mínima determinada y limita la deuda subordinada, como queda definido, a US$378.6 millones. Al 31 de diciembre de 2003 la deuda subordinada ascendió a US$213.6 millones aproximadamente. El monto base para los préstamos al 31 de diciembre de 2003, ascendía a US$449.6 millones, teniendo un saldo disponible a esa fecha de aproximadamente US$336.6 millones.

Al 31 de diciembre de 2003, la Compañía había utilizado US$113.0 millones aproximadamente de la línea de crédito otorgado bajo el contrato de crédito, asimismo, al 31 de diciembre de 2003 la Compañía había aprovechado créditos por US$39.6 millones aproximadamente bajo carta de crédito, principalmente para cubrir ciertas cuentas por pagar a proveedores. Los intereses pagados en 2003 y 2002 ascendieron a US$3.8 millones y US$5.5 millones, respectivamente. Al 31 de diciembre de 2003, CompUSA ha cumplido con todas las restricciones.

Línea de Crédito por USD$150 millones. Asimismo, el 24 de agosto de 2000, CompUSA estableció una línea de crédito revolvente por US$150 millones con Banco Inbursa, una afiliada del accionista principal de la Compañía, la cual no está garantizanda y tiene vencimiento a tres años. El crédito devenga intereses

a una tasa determinada con base en prórrogas de pagarés a corto plazo. Al 31 de diciembre de 2003, la Compañía ha utilizado US$90 millones de esta línea de crédito y US$15 millones de cartas de crédito. La Compañía tenía disponible para su uso futuro bajo esta línea de crédito US$45 millones. Los intereses pagados sobre la línea de crédito con Banco Inbursa ascendieron a US$3.1 millones y US$5.5 millones en los años 2003 y 2002, respectivamente.

Préstamo por US$123.6 millones. En junio de 2001, CompUSA obtuvo un préstamo por US$123.6 millones (equivalentes a $1,389,050) de Banco Inbursa (afiliada), que devenga intereses a la tasa LIBOR revolvente a noventa (90) días más 3.25%. El primer pagaré del capital vence en el mes de agosto de 2004. Los intereses devengados ascendieron a US$5.9 millones y US$6.7 millones aproximadamente en 2003 y 2002, respectivamente.

CompUSA se encuentra al corriente en el pago de capital e intereses de los créditos arriba descritos.

(Espacio dejado en blanco intencionalmente)

Deuda a largo plazo La deuda a largo plazo de CompUSA al 31 de diciembre de 2003 y 2002 se integra como sigue:

	2003	2002
Línea de crédito revolvente, garantizada con inventarios y cuentas por cobrar, con interés promedio ponderado de 3.8% y vencimiento en enero de 2007	**$ 1,269,443**	$ 432,692
Línea de crédito revolvente con afiliada, no garantizada, con interés promedio ponderado de 3.74%, y vencimiento en marzo de 2006	**1,011,240**	1,087,453
Pagaré subordinado con afiliada, no garantizado, con interés de 5.00%, y vencimiento en noviembre de 2006	**1,389,050**	1,415,120
	3,669,733	2,935,265
Porción circulante	**277,810**	-
Total de deuda a largo plazo	**$ 3,391,923**	$ 2,935,265

Los vencimientos de la deuda a largo plazo de CompUSA a partir del 31 de diciembre de 2003, serán como sigue:

2004	$277,810
2005	555,620
2006	1,566,860
2007	1,269,443
	$3,669,733

d) Comentarios de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora

i) Resultados de la Operación

CompUSA

El año fiscal de CompUSA comprende un año de 52 a 53 semanas, que terminan el último sábado del mes de diciembre de cada año. Los resultados de CompUSA que se incluyen en estos estados financieros, corresponden al año de 52 semanas terminado el 27 de diciembre de 2003 (el año fiscal de 2003 ó 2003) y al año de 52 semanas concluido el 28 de diciembre de 2002 (el año fiscal de 2002 ó 2002)

Para el año 2003, las ventas totales de Compusa fueron de USD $3,790.7 millones, esto es 1.2% menores a los $3,834.7 millones reportados en 2002. Las ventas de Good Guys contribuyeron con USD $43.7 millones de dólares en el cuarto trimestre, que fue el primero en el que se consolidaron los resultados de dicha compañía. La disminución en ventas se debe principalmente a las condiciones económicas en Estados Unidos que presionaron el consumo en el año.

CompUSA continuó cambiando su mezcla de productos y servicios con miras a obtener márgenes de utilidad más altos. Lo anterior es acorde con su estrategia de convertirse en un proveedor de soluciones

integrales de tecnología. Así, la contribución a ventas de servicios representó en el año 2003 un 10.0% comparado con un 9.2% en el mismo período del año anterior. Por otro lado, la contribución a ventas de accesorios representó el 20.9% durante el año 2003 contra un 19.9% durante el año 2002. Finalmente, la contribución de Hardware y Software durante el año sumó 69.1%, una disminución de 180 puntos base respecto al 70.9% de contribución en el 2002.

El margen bruto de 2003 fue de 20.6%, 45 puntos base menor al 21.1% observado en 2002. El ligero decremento en el margen bruto es resultado del cambio en la mezcla de productos y servicios , así como de las campañas de promoción realizadas por CompUSA.

En el año 2003, la utilidad de operación fue de USD($5.9) millones, representando (0.2%) de las ventas netas. Durante 2002, se registró una utilidad operativa por USD$35.2 millones, es decir 0.9% en relación con las ventas del año. La caída de USD $41.1 millones durante el año fundamentalmente se explica por la disminución en los márgenes brutos de operación, aunado a un incremento en los gastos de publicidad, parcialmente compensado por reducciones en los gastos de operación de CompUSA

El EBITDA, se ubicó en el año 2003 en USD$41.2 millones, comparado con USD$90.6 millones registrados en el año anterior.

Durante 2003, CompUSA registró una pérdida neta de USD$29.8 millones, considerablemente menor que la pérdida de USD$403.4 millones registrada en 2002. El resultado neto de 2002 se vió afectado por un cargo de USD$410 millones, consecuencia de la adopción de un nuevo principio contable (SFAS 142) Ver "Información Financiera – Información Financiera Seleccionada".

ii) Situación Financiera, Liquidez y Recursos de Capital

Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias de la Compañía, esto es la utilidad antes de financiamiento, depreciación y amortización.

Las fuentes externas de liquidez provienen principalmente de proveedores y financiamiento bancario a través de líneas de crédito a corto o a largo plazo otorgadas a CompUSA.

Nivel de Endeudamiento

Actualmente, la Compañía no tiene contratados pasivos de manera directa, es decir, toda la deuda de la Compañía ha sido contratada por medio de su subsidiaria CompUSA, y el 100% de la misma está denominado en USD.

Mill. de Pesos	2003	%	2002	%
Deuda Total	3,669.73	100%	2,935.27	100%
Corto Plazo	277.81	8%	0.00	0%
Largo Plazo	3,391.92	92%	2,935.27	100%

De las líneas de crédito disponibles para CompUSA, destacan: (Ver *"Información Financiera – Informe de Créditos Relevantes"*)

a) Línea de crédito revolvente garantizado, con un sindicato de bancos e instituciones financieras que permite a CompUSA hacer disposiciones hasta por USD$500 millones. Dicho contrato de crédito termina el 31 de enero de 2007 y, consecuentemente, ha sido registrado como deuda a largo plazo.

b) Línea de Crédito por USD$150 millones con Banco Inbursa, a un plazo de tres años.

Políticas que rigen la tesorería

La Compañía y su principal subsidiaria CompUSA invierten en forma individual sus recursos con base en sus necesidades de flujo de efectivo, considerando el plazo y el riesgo requerido con el fin de optimizar el costo financiero.

El efectivo y las inversiones temporales se mantienen en Pesos o en dólares dependiendo de los requerimientos y de las necesidades de liquidez de cada subsidiaria con base en su flujo de efectivo y de su estructura de deuda.

iii) Control Interno

La Compañía

El cumplimiento de las normas de control interno en la Compañía es vigilado permanentemente a través del área de auditoría interna, la cual revisa, analiza y corrige, en su caso, las desviaciones que se llegaran a presentar con respecto a las operaciones aprobadas por el consejo de administración y en el registro de las mismas, así como con respecto a los lineamientos generales, criterios y principios de contabilidad aplicables. Los auditores externos estudiaron y evaluaron el sistema de control interno conforme es requerido por las normas de auditoría generalmente aceptadas para efectos de su auditoría de estados financieros.

Adicionalmente, a través del consejo de administración, la Compañía constituyó un Comité de Auditoría el cual se encarga de implementar los sistemas de control interno con el fin de verificar que las operaciones que celebra la Compañía se efectúan y registran conforme lo establece la administración y los PCGA. Además, en el ejercicio de sus funciones, dicho comité verifica anualmente que las actividades desempeñadas por los auditores internos y por el área legal sirvan de control para determinar si la Compañía cumple con las disposiciones que le son aplicables, lo cual es informado al consejo de administración.

CompUSA

CompUSA cuenta con un Comité de Auditoría que se integra por diversos funcionarios de alto nivel de la empresa: Director General (*Chief Executive Officer*), Director de Operaciones (*Chief Operating Officer*), Director de Finanzas (*Chief Financial Officer*) y Director de Auditoría (*Vicepresident-Loss Prevention and Internal Audit).*

Dicho comité es un órgano intermedio de administración cuyas funciones primordiales son: aprobar el programa anual de auditoría, en el cual se señalan los lineamientos y políticas de la empresa en materia de auditoría y control de mermas (*loss prevention*), así como evaluar periódicamente la implementación y verificar el cumplimiento dicho programa.

En el desempeño de sus funciones de vigilancia, el Comité de Auditoría de CompUSA tiene dos líneas fundamentales de actuación: (i) control de mermas (*loss prevention*), y (ii) evaluación de riesgos

operativos de las Supertiendas y de las oficinas centrales de CompUSA. Dicho comité sesiona trimestralmente.

En adición al control ejercido por el Comité de Auditoría de manera periódica, CompUSA cuenta con un Director de Auditoría. Dicho funcionario tiene asignada la tarea de revisar en forma permanente el cumplimiento del programa anual de auditoría elaborado por el comité.

A través de la Dirección de Auditoría se practican auditorías de diversa naturaleza a las distintas áreas de CompUSA de manera constante, con el propósito de evaluar el cumplimiento del programa anual y se verifica el cumplimiento de los procedimientos internos de control establecidos por la empresa.

e) Estimaciones Contables Críticas

En la preparación de los estados financieros de la compañía, se realizan estimados concernientes a una variedad de asuntos. Algunos de estos asuntos son altamente inciertos y los estimados involucran juicios que se realizan con base en la información que se tiene disponible. Se tienen identificados varios de esos asuntos por los cuales la presentación financiera podría ser afectada de manera importante si (a) se usan diferentes estimados que podrían razonablemente haberse usado o (b) en el futuro se cambian los estimados en respuesta a cambios que son razonablemente probables que ocurran.

Los comentarios están dirigidos únicamente a aquellas estimaciones que se consideran de mayor importancia con base en el nivel de incertidumbre y la probabilidad de un impacto importante si se usa una estimación diferente. Existen muchas otras áreas en las que se usan estimaciones en relación con asuntos inciertos, pero razonablemente el efecto probable de cambio o estimaciones diferentes no impactan significativamente la presentación financiera.

(Espacio dejado en blanco intencionalmente)

4) ADMINISTRACIÓN

a) Auditores Externos

Los auditores externos de la Compañía son el despacho Mancera, S.C., Integrante de Ernst & Young, quienes auditaron los Estados Financieros Consolidados al 31 de diciembre de 2003 y 2002. Los auditores fueron designados por el Consejo de Administración de la Compañía, siguiendo el procedimiento señalado más adelante y tomando en cuenta tanto la capacidad técnica como la independencia de los mismos.

Desde la constitución de la Compañía, los auditores externos no han emitido una opinión con salvedad ni una opinión negativa, tampoco se han abstenido de emitir opinión acerca de los Estados Financieros de la Compañía. Durante el ejercicio 2003, los auditores externos no prestaron a la Compañía servicios adicionales por conceptos diferentes a los de auditoría.

Para nombrar a los auditores externos, la Compañía lleva a cabo una invitación restringida a ciertos despachos a licitar en forma privada y confidencial, sus servicios y costos. Una vez presentadas las propuestas de servicios profesionales, el Comité de Auditoría de la Compañía las estudia, revisa que el despacho que ofrezca las mejores condiciones cumpla con los requisitos establecidos en las disposiciones legales aplicables y, una vez que elige a la posible firma de auditores externos, recomienda al Consejo de Administración las condiciones de su contratación y el alcance de sus servicios. Por su parte, el Consejo de Administración, previo análisis y discusión del tema, aprueba con por lo menos mayoría de votos, la contratación de la firma de que se trate para el ejercicio que corresponda.

b) Operaciones con Personas Relacionadas y Conflicto de Intereses

La Compañía

La Compañía no tiene operaciones o créditos relevantes con personas relacionadas en forma directa. No obstante lo anterior, a continuación se describen las operaciones de esta naturaleza celebradas por CompUSA.

CompUSA

CompUSA adquiere servicios de atención de llamadas telefónicas de The Telvista Company (TTC), una empresa afiliada, bajo control común de ciertos accionistas. CompUSA considera que estas compras son realizadas a valores equiparable a aquéllas que se obtendrían de terceros no relacionados. Las compras realizadas en 2003 y 2002 ascendieron a US$16.9 millones y US$23.5 millones, respectivamente (equivalentes a $189,888 y $269,002). Asimismo, CompUSA lleva a cabo ciertas funciones administrativas para TTC. En los años 2003 y 2002, la Compañía incurrió y facturó gastos por concepto de dichos servicios a TTC por US$1.3 millones y US$5.0 millones, respectivamente (equivalentes a $14,609 y $57,234). El saldo neto de cuentas por pagar a TTC era de US$2.2 millones y US$2.1 millones al 31 de diciembre de 2003 y 2002, respectivamente (equivalentes a $24,225 y $23,031).

No se han celebrado contratos fuera del curso normal de operaciones entre TTC y CompUSA; tampoco existen garantías por cuenta de terceros.

En el curso normal de sus operaciones, CompUSA vende productos y servicios a otras empresas afiliadas a precios equiparables a aquellos que cobrará a sus principales clientes. Los ingresos de CompUSA provenientes de empresas afiliadas en 2003 y 2002 no eran de importancia. Las

cuentas por cobrar a dichas afiliadas ascendieron a US$133 y US$125, (miles) aproximadamente al 31 de diciembre de 2003 y de 2002, respectivamente (equivalentes a $1,494 y $1,431).

CompUSA ha registrado préstamos por US$214 millones otorgados por Banco Inbursa, una afiliada.

Good Guys es propietario del 20% de las acciones comunes de goodguys.com, Inc. (goodguys.com), así como de una opción para la adquisición de un 29.9% adicional, ejercitable únicamente si existiera un cambio en el control de goodguys.com u otro evento definido de liquidación. Good Guys ha otorgado a goodguys.com derechos de marca y ha celebrado un convenio para suministrar productos a su costo más el reembolso de gastos incurridos. En el período transcurrido desde la fecha de adquisición hasta el 31 de diciembre de 2003, Good Guys registró ventas de productos por US$484 y reembolso de gastos por US$21 (miles) por concepto de operaciones celebradas con goodguys.com (equivalentes a $5,438 y $236). CompUSA se encuentra en negociaciones para adquirir el porcentaje de participación remanente en goodguys.com.

c) Administradores y Accionistas

Consejo de Administración

El Consejo de Administración de la Compañía para el ejercicio social de 2004 está integrado por cinco consejeros propietarios y sus respectivos suplentes. Dicho órgano cuenta con consejeros patrimoniales, consejeros independientes y consejeros relacionados. Los consejeros patrimoniales e independientes exceden en su conjunto del 40% de dicho órgano. Los consejeros independientes exceden del 25%.

Los consejeros son designados por los accionistas reunidos en asamblea general ordinaria, la cual se considera legalmente instalada, con la asistencia de por lo menos la mitad del capital social en primera convocatoria y, en caso de segunda o ulterior convocatoria, se considera legalmente instalada cualquiera que sea el número de acciones representadas y sus resoluciones se toman cuando menos con la mayoría de los votos presentes.

El Consejo de Administración, como órgano colegiado, tiene a su cargo la representación de la Compañía y la dirección de los negocios señalados en el objeto social, dentro de los límites previstos en los estatutos sociales.

Asimismo, el Consejo de Administración cuenta principalmente con las siguientes funciones: (i) establecer la visión estratégica de la sociedad; (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar el cumplimiento de las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad, entre otras.

El Consejo de Administración tendrá reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado de esta Sociedad, las facultades siguientes: a) Nombrar y remover al Director General de la Sociedad; b) discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo y del Comité de Auditoría de esta Sociedad, que se contengan en los informes de actividades que dichos órganos le deberán presentar conforme a lo previsto al respecto en estos estatutos; c) establecer sucursales o agencias de la Sociedad; d) aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y

derechos de autor; e) la facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles; f) construir un comité de auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. *El Comité de Auditoria estará integrado con consejeros, de los cuales el Presidente y la mayoria de ellos deberán ser independientes y contará con la presencia del o los comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto. 2. El Comité de Auditoria tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso e) del presente Artículo Vigésimo Cuarto, y iii) proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso e) del presente Articulo Vigésimo Cuarto. 3.* El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y g) todas aquellas otras facultades que le fueren reservadas privativamente por la Ley.

En la asamblea general ordinaria de accionistas de fecha 21 de abril de 2004 fueron designados los miembros del consejo de administración para el ejercicio social de 2004. Sin embargo, las personas así designadas continuarán ocupando sus puestos, aún habiendo concluido dicho ejercicio, hasta que la asamblea no haga nuevos nombramientos y los consejeros recién designados por aquella no tomen posesión de sus respectivos cargos.

Integrantes del Consejo de Administración de La Compañía

NOMBRE	PUESTO**	NO. DE AÑOS COMO CONSEJERO	TIPO DE CONSEJERO**
CONSEJEROS PROPIETARIOS			
Lic. Carlos Slim Domit	Presidente – Grupo Carso Presidente - Grupo Sanborns Director General - Sanborn Hermanos Presidente - Teléfonos de México Presidente - Carso Global Telecom	-3 -	Patrimonial Relacionado
Arq. Ángel Eduardo Peralta Rosado	Vicepresidente – Grupo Sanborns	-3 -	Independiente
C.P. Rafael Moisés Kalach Mizrahi	Presidente y Director General - Grupo Kaltex	- 3 -	Independiente
Lic. Agustín Santamarina Vázquez	Consejero- Santamarina y Steta	- 3 -	Independiente
Lic. Patrick Slim Domit	Director Comercial de Mercado Masivo - Teléfonos de México Presidente – Ferrosur	- 3 -	Patrimonial Relacionado

	Vicepresidente – Grupo Carso Presidente – Grupo Telvista		
CONSEJEROS SUPLENTES			
Lic. Arturo Elías Ayub	Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales – Teléfonos de México	- 3 -	Relacionado
C.P. Eduardo Zea Mir	Director General - Sears Roebuck de México	- 3 -	Independiente
Ing. Alfonso Salem Slim	Director General - Hoteles Calinda Director General – PC Construcciones	- 3 -	Independiente
Lic. Eduardo Valdés Acra	Director General - Inversora Bursátil Vicepresidente – Grupo Financiero Inbursa	- 3 -	Independiente
Lic. Daniel Hajj Aboumrad	Director General - Carso Global Telecom Director General - América Móvil	- 3 -	Relacionado

** Con base en información proporcionada por los propios consejeros.

Los consejeros propietarios con calidad de independientes únicamente podrán ser suplidos por consejeros suplentes con la misma calidad.

Funcionarios del Consejo de Administración de la Compañía

Lic. Carlos Slim Domit	Presidente
Lic. Rafael Robles Miaja	Secretario

Parentesco por consanguinidad o afinidad hasta tercer grado entre consejeros y funcionarios.

Parentesco por consanguinidad

I. Segundo Grado (línea colateral)

Carlos Slim Domit, con
Patrick Slim Domit

Parentesco por afinidad

I. Segundo Grado (línea colateral)

Arturo Elías Ayub y Daniel Hajj Aboumrad, con
Carlos Slim Domit y
Patrick Slim Domit

II. Segundo Grado (línea colateral)

Alfonso Salem Slim, con
Daniel Hajj Aboumrad

Consejeros Propietarios

Lic. Carlos Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 37 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., América Móvil, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de

C.V., CompUSA, y de algunas subsidiarias de Grupo Carso.

C.P. Rafael Moisés Kalach Mizrahi. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 57 años de edad. Es Consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Ángel Eduardo Peralta Rosado. Es Arquitecto por la Universidad Nacional Autónoma de México. Tiene 72 años de edad. Actualmente es Vicepresidente del Consejo de Administración de Grupo Sanborns, S.A. de C.V., así como Director de Construcción y Expansión de GSanborns y Sears Roebuck de México, S.A. de C.V. Tiene una antigüedad de 46 años en Sanborn Hermanos, S.A. Las empresas donde ha colaborado o actualmente colabora como miembro del Consejo de Administración son: Sears Roebuck de México, S.A. de C.V., Sanborn Hermanos, S.A. No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Lic. Agustín Santamarina Vázquez. Es licenciado por la Escuela Libre de Derecho, actualmente ocupa el puesto de asesor del Despacho Santamarina y Steta, S.C. Tiene 78 años de edad. Es consejero de las siguientes empresas: Grupo México, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., SANLUIS Corporación, S.A. de C.V., Aditivos Mexicanos, S.A. de C.V., Ferrocarril Mexicano, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Patrick Slim Domit. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 35 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V. y América Telecom, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Consejeros Suplentes

Lic. Arturo Elías Ayub. Es Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales de Teléfonos de México, S.A. de C.V. y de la Fundación Telmex. Tiene 38 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V.; Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., CompUSA, Fundación Telmex, T1msn, y de algunas subsidiarias de Grupo Carso.

Lic. Daniel Hajj Aboumrad. Es licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 38 años de edad. Es consejero de las siguientes empresas: América Móvil, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom., S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Ing. Alfonso Salem Slim. Es Ingeniero Civil por la Universidad Anáhuac. Tiene 42 años de edad. Es consejero de Construcciones y Canalizaciones, S.A. de C.V., Alquiladora de Casas, S.A. de C.V., Fuerza y Clima, S.A. de C.V., Compañía de Teléfonos y Bienes Raíces, S.A. de C.V., Cementos Moctezuma, S.A. de C.V., y de algunas subsidiarias de Grupo Carso.

Lic. Eduardo Valdés Acra. Es licenciado en Administración de Empresas por la Universidad Iberoamericana. Tiene 40 años de edad. Es consejero de las siguientes empresas: Teléfonos de México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo

Financiero Inbursa, Seguros Inbursa, S.A., Grupo Financiero Inbursa, Fianzas Guardiana Inbursa, S.A. de C.V., Grupo Financiero Inbursa, y de algunas subsidiarias de Grupo Carso.

Eduardo Zea Mir. Es Contador Público por la Universidad Iberoamericana. Tiene 51 años de edad. Desde hace 4 años funge como Director General de Sears Roebuck de México, S.A. de C.V. Es miembro del Consejo de Administración de las siguientes empresas: Grupo Gomo, S.A. de C.V., Sanborn Hermanos, S.A., Promotora Musical, S.A. de C.V., La Feria del Disco México, S.A. de C.V. y Sears Roebuck de México, S.A. de C.V. No existe parentesco con ningún miembro del Consejo de Administración o principal funcionario de la Compañía.

Participación accionaria de los consejeros

Sobre la participación accionaria individual de los consejeros y funcionarios de la Compañía, que sean titulares de más del 1% de las acciones representativas del capital social, a los accionistas beneficiarios del 5% o más de acciones con derecho a voto de la emisora, así como a los 10 mayores accionistas de la Compañía, aunque su tenencia individual no alcance este último porcentaje, cabe señalar que la Compañía no tiene la información sobre las tenencias accionarias individuales de los consejeros y funcionarios ni de sus accionistas, en virtud de que no tienen registradas sus acciones en el registro de acciones de la Compañía en los términos de ley.

Sin embargo, la totalidad de las acciones representativas del capital social de la Compañía se encuentran depositadas en Indeval y de acuerdo con la información con que cuenta la Compañía, al 27 de mayo de 2004, un total de aproximadamente 7 personas, las cuales no se consideran gran público inversionista, según lo establece la fracción IX del Artículo 1 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores, publicadas en el Diario Oficial de la Federación de fecha 19 de marzo de 2003, entre los que se incluyen 4 consejeros de la Compañía, son titulares, directa o indirectamente, de aproximadamente 618,236,490 acciones que representan aproximadamente el 49.4% del capital social suscrito y pagado de la Compañía, e incluyen al ingeniero Carlos Slim Helú y a sus parientes cercanos.

La Compañía tiene autorizadas 1,474,115,267 acciones de la Serie "B-1", de las cuales al 31 de diciembre de 2003 se encontraban en circulación 1,279,602,635 acciones.

Cambios significativos en la tenencia accionaria

Derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones de la serie B-1, el capital de la sociedad, el capital social autorizado de la compañía quedó en 1,474,115,267 acciones serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil, en CompUSA.

En virtud de lo anterior, el número de acciones en circulación de la Compañía al 31 de diciembre de 2003 asciende a la cantidad de 1,279'602,635, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. Sercotel, S.A. de C.V., subsidiaria de América Móvil es propietaria aproximadamente del 29.69%.

Control de la Compañía

La Compañía no tiene conocimiento de que se encuentre controlada, directa o indirectamente, por otra empresa, por un gobierno extranjero, o por cualquier otra persona física o moral. La Compañía no tiene conocimiento de compromiso alguno que pudiera significar un cambio de control en sus acciones.

Compensaciones y prestaciones de consejeros y principales funcionarios

La Compañía no otorga ningún tipo de compensaciones ni prestaciones a sus consejeros y funcionarios. El único pago que recibieron los consejeros durante el ejercicio de 2003, fue los honorarios de $7, 000.00 Pesos por su asistencia a cada junta de consejo celebrada en dicho ejercicio.

Planes para participación de empleados en el capital social

La Compañía no tiene celebrado convenio o establecido programa alguno para involucrar empleados en su capital social, toda vez que la Compañía no tiene empleados.

Funciones del Comité de Auditoría

La Compañía, a través de su Consejo de Administración, constituyó un Comité de Auditoría el cual se integra en la forma y términos que a continuación se indican.

El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.

El Comité de Auditoría, como órgano intermedio, apoya al Consejo de Administración en la toma de decisiones relativas a las áreas de Auditoría, Evaluación y Compensación, Finanzas y Planeación. Dicho comité tiene conferidas las siguientes funciones:

a) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración.

b) La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles.

c) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las operaciones que se aparten del giro ordinario de los negocios y que pretendan celebrarse entre la Compañía y sus accionistas, con personas que formen parte de la Compañía o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario, la compra o venta de 10% o más del activo, el otorgamiento de garantías por un monto superior al 30% de los activos, así como operaciones distintas a las anteriores que representen más del 1% del activo de la Compañía.

d) Analizar diversas opciones y recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad, incluyendo el alcance de su mandato y las condiciones para su contratación, con la finalidad de llevar a cabo la auditoría contable de la sociedad.

e) Entrevistar a los auditores externos de la sociedad con la finalidad de verificar que cumplan con los requisitos de independencia y rotación de su personal.

f) Revisar conjuntamente con los auditores externos de la sociedad, los análisis y comentarios elaborados durante la auditoría, así como los procedimientos utilizados y el alcance de los mismos, asegurándose de que se realicen con la mayor objetividad posible y que la información financiera sea útil, oportuna y confiable.

g) Supervisar el cumplimiento de los contratos de auditoría, así como en la evaluación de sus resultados.

h) Recomendar al Consejo de Administración las bases para la elaboración y difusión de la información financiera de la sociedad, así como los lineamientos generales de control interno.

i) Revisar los estados financieros de la sociedad, el informe de los auditores, así como las políticas de contabilidad utilizadas en la elaboración de los estados financieros.

j) Revisar y analizar operaciones con partes relacionadas.

k) Revisar y analizar el informe del Consejo de Administración respecto a la situación corporativa de la sociedad, incluyendo la revisión de documentación legal de la sociedad.

l) Todas aquéllas otras facultades que le fueren reservadas privativamente por la ley.

El Comité de Auditoría está integrado por los siguientes consejeros propietarios: Rafael Moisés Kalach Mizrahi (Presidente), Ángel Eduardo Peralta Rosado y Agustín Santamarina Vázquez.

Dicho comité cuenta con al menos un miembro experto financiero.

d) Estatutos Sociales y Otros Convenios

Estatutos Sociales

A continuación se describe cierta información relacionada con el capital social de la Compañía y se presenta un breve resumen de algunas disposiciones relevantes de los estatutos sociales y de la legislación aplicable. Dicho resumen no pretende incluir todas las disposiciones estatutarias o legales aplicables y está sujeto, por referencia, a los estatutos sociales y a la ley aplicable. Los estatutos sociales de la Compañía se encuentran debidamente inscritos en el Registro Público de Comercio del Distrito Federal por lo que pueden ser consultados en dicho registro.

<u>General</u> La Compañía fue constituida como una sociedad anónima de capital variable como consecuencia del proceso de escisión de GCarso, conforme a lo dispuesto por la LGSM.

Como consecuencia de la fusión con Tenedora, el capital social mínimo fijo sin derecho a retiro autorizado fue de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. El monto de la porción variable del capital social

no podrá exceder de diez veces el importe del capital mínimo fijo sin derecho a retiro y estará representado por el número de acciones de la Serie "B-2", ordinarias, nominativas sin expresión de valor nominal, que determine la Asamblea General de Accionistas que acuerde su emisión y se identificará con las demás características que, en su caso, determine la propia Asamblea.

Al 31 de diciembre de 2002 se encontraban en circulación 1,279,602,635 acciones.

Ni la Compañía ni alguna de sus subsidiarias podrán ser propietarias de acciones de la Compañía, no obstante existe la posibilidad de que la Compañía pueda adquirir sus propias acciones en los términos de las disposiciones aplicables.

Registro de Acciones. Las acciones de la Compañía están representadas por títulos de acciones que contienen cupones adheridos. La Compañía lleva un registro de acciones conforme a la LGSM. Solamente aquellos accionistas inscritos en el registro de acciones serán considerados como accionistas de la Compañía.

Derechos de Voto y Asambleas de Accionistas. Cada acción de la Compañía confiere a su titular el derecho a un voto en cualquier asamblea de accionistas de la Compañía. Los accionistas tenedores de acciones cuentan con el derecho de designar a los miembros del Consejo de Administración. Actualmente el Consejo de Administración está compuesto por cinco miembros propietarios y cinco suplentes y los estatutos sociales de la Compañía establecen que el Consejo de Administración estará compuesto por un número de consejeros propietarios no menor de cinco y por el número de consejeros suplentes que resuelva nombrar la asamblea, hasta por un número igual al de los miembros propietarios. Cualquier Accionista o grupo de Accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este porcentaje será del 10% mientras la Compañía tenga inscritas sus acciones en la bolsa de valores.

Las asambleas generales de accionistas de la Compañía pueden ser ordinarias o extraordinarias. Las asambleas generales extraordinarias son aquellas que se convocan para tratar sobre los asuntos especificados en el artículo 182 de la LGSM y los estatutos sociales, que comprende, principalmente, aumentos y reducciones en la parte fija del capital social y otras modificaciones a los estatutos sociales, liquidación, fusión, transformación de un tipo de sociedad a otra, cambio de nacionalidad y cambio de objeto social. Las asambleas generales que se convocan para considerar todos los demás asuntos, incluyendo la elección de consejeros y comisario, son asambleas ordinarias. La asamblea general ordinaria de accionistas de la Compañía debe celebrarse por lo menos anualmente durante los cuatro meses siguientes al cierre del ejercicio fiscal anterior a fin de considerar ciertos asuntos especificados en el artículo 181 de la LGSM, incluyendo, principalmente, la elección de consejeros y comisario, la aprobación del informe del Consejo de Administración respecto al desempeño de la Compañía y sus estados financieros por el ejercicio fiscal anterior y la distribución de resultados del ejercicio anterior.

Conforme a los estatutos sociales, el quórum en primera convocatoria para una asamblea general ordinaria es de por lo menos la mitad de las acciones en circulación y podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes. Si no se integra el quórum en primera convocatoria, podrá convocarse una segunda asamblea en la que podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes, independientemente del número de dichas acciones. El quórum en primera convocatoria para una asamblea general extraordinaria es el 75% de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria o especial. Para considerar válidamente adoptada una resolución de una asamblea general extraordinaria, ya sea en primera o ulterior convocatoria, se requiere el voto favorable de los tenedores de por lo menos la mitad de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria. Los estatutos sociales requieren la aprobación de los

tenedores de por lo menos el 95% de las acciones en circulación de la Compañía y la aprobación de la CNBV para la modificación de la obligación de los accionistas mayoritarios conforme a los estatutos sociales para recomprar acciones y ciertas otras disposiciones en el caso de cancelación de inscripción.

Los accionistas que representen el 33% del capital social de la Compañía, podrán oponerse judicialmente a las resoluciones de las asambleas generales, siempre que se satisfagan los siguientes requisitos: (i) que se presente una demanda ante un tribunal competente dentro de los 15 días siguientes a la clausura de la asamblea en la que se tomó la resolución; (ii) que los reclamantes no hayan concurrido a la asamblea o hayan votado en contra de la resolución; y (iii) que la demanda señale la cláusula de los estatutos que se infringió. En tanto las acciones de la sociedad permanezcan inscritas en el RNV, el porcentaje antes mencionado será del 20% del capital social.

Las asambleas de accionistas de la Compañía podrán ser convocadas por el Consejo de Administración, el Presidente del Consejo de Administración, el comisario o cualquier juez competente. Los tenedores del 10% de las acciones en circulación podrán solicitar que se convoque a una asamblea de accionistas. Además, el Consejo de Administración o el comisario deben convocar una asamblea de accionistas a solicitud escrita de cualquier tenedor de acciones si no se ha celebrado una asamblea general ordinaria de accionistas durante dos años consecutivos o si las asambleas de accionistas celebradas durante dicho período no han considerado los asuntos mencionados en el artículo 181 de la LGSM, a los que se ha hecho referencia anteriormente. En caso de no convocarse una asamblea dentro de los 15 días siguientes a la fecha de dicha solicitud, un juez competente podrá solicitar que se convoque dicha asamblea. La convocatoria de las asambleas debe publicarse en uno de los periódicos de mayor circulación en el Distrito Federal por lo menos 15 días antes naturales de la fecha fijada para tal asamblea. Las asambleas de accionistas podrán celebrarse sin dicha publicación, siempre y cuando el 100% de las acciones en circulación con derecho a voto respecto a los asuntos a llevarse ante dicha asamblea esté representado.

Para concurrir a las Asambleas Generales, los accionistas de la Compañía deberán obtener sus respectivas tarjetas de admisión en el domicilio y con la anticipación que señalen las convocatorias correspondientes, contra la entrega de una constancia de que sus acciones se encuentran depositadas en algún banco del país o del extranjero o en una casa de bolsa en México. Tratándose de acciones depositadas en alguna Institución para el Depósito de Valores, las tarjetas de admisión se expedirán contra la entrega que se haga a la sociedad de las respectivas constancias y, en su caso, de los listados complementarios, que se prevén en el artículo 78 de la LMV.

Los accionistas de la Compañía tendrán un voto por cada acción de que sean propietarios y podrán hacerse representar por medio de apoderado autorizado mediante simple carta poder en todas las Asambleas que se celebren.

Desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el orden del día.

La Compañía deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia sociedad, durante el plazo a que se refiere el Artículo 173 de la LGSM, los formularios de los poderes a que alude la LMV, a fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados.

Dividendos. En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un informe sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han

aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se destine el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social pagado de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones, tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

Después de que un dividendo haya sido decretado, la Asamblea Ordinaria de Accionistas o, en su caso, el Consejo de Administración, fijarán la fecha en que habrá de efectuarse su pago. Todos los dividendos que no sean cobrados en un período de cinco años a partir de la fecha señalada para su pago, se entenderán renunciados y cedidos a favor de la Compañía.

Variaciones en el Capital Social. Generalmente, podrá efectuarse un incremento de capital social de la Compañía a través de la emisión de nuevas acciones para pago en efectivo o en especie, mediante capitalización de pasivos o capitalización de ciertas partidas del capital. No podrá efectuarse un aumento de capital social hasta que todas las acciones del capital social emitidas y suscritas previamente hayan sido pagadas en su totalidad. Por lo general, podrá efectuarse una disminución del capital social para absorber pérdidas, para amortizar acciones o para liberar a los accionistas de pagos no realizados. Una disminución del capital social mediante amortización debe llevarse a cabo a prorrata o por sorteo. Asimismo, los accionistas podrán aprobar la amortización de acciones pagadas en su totalidad con utilidades retenidas. Dicha amortización se efectuaría mediante una recompra de acciones en la BMV (en el caso de acciones inscritas en la misma).

La parte fija del capital social de la Compañía sólo podrá aumentarse o disminuirse mediante resolución de una asamblea general extraordinaria y mediante una reforma a los estatutos sociales, mientras que la parte variable del capital social de la Compañía podrá aumentarse o disminuirse mediante resolución de una asamblea general ordinaria.

No se requiere resolución alguna de los accionistas para disminuciones del capital social que resulten del ejercicio del derecho de retiro de acciones representativas de la porción variable del capital social o de la compra por la Compañía de sus propias acciones o por aumentos en el capital social que resulten de la venta de acciones previamente compradas por la misma.

Derechos de Preferencia. Salvo en ciertas circunstancias, en el caso de un aumento de capital a través de la emisión de nuevas acciones para pago en efectivo o en especie, un tenedor de acciones existentes de la Serie "B-1" de la Compañía al momento del aumento de capital, tiene derecho de preferencia para suscribir el número de acciones nuevas suficiente para mantener su mismo porcentaje de participación o, en caso de un aumento de capital a través de la emisión de acciones con derecho a voto limitado o con derechos corporativos limitados, suscribir un número de las acciones que se emitirán, que resulte suficiente para mantener su mismo porcentaje de participación. Los derechos de preferencia deben ejercerse dentro de los 15 días siguientes a la publicación del aviso del aumento de capital en el Diario Oficial de la Federación o en el diario oficial del domicilio social de la Compañía o después de la fecha de la asamblea de accionistas en la que se aprobó el aumento de capital si es que todos los accionistas estaban

representados en dicha asamblea; de lo contrario, dichos derechos no tendrán efecto. Conforme a la ley, los accionistas no podrán renunciar por anticipado a los derechos de preferencia, excepto en ciertas circunstancias, y no podrán estar representados mediante un instrumento negociable independientemente del título de acciones correspondiente.

Ley de Inversión Extranjera. La participación de inversión extranjera en el capital social de la Compañía está regulada por la Ley de Inversión Extranjera y por el Reglamento de la Ley de Inversión Extranjera. La Secretaría de Economía y la Comisión Nacional de Inversiones Extranjeras son los órganos responsables de aplicar dicha ley y su reglamento.

Los estatutos sociales de la Compañía disponen que la sociedad admite directamente como socios o accionistas a inversionistas extranjeros y sociedades sin cláusula de exclusión de extranjeros.

La Compañía tiene cláusula de admisión de extranjeros que indica lo siguiente: "La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores de los Estados Unidos Mexicanos a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como con respecto a los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad, o bien de los derechos y obligaciones que se deriven de los contratos en que sea parte la Sociedad con autoridades mexicanas. En consecuencia, los socios extranjeros, actuales o futuros, se obligan, por lo mismo, a no invocar la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido."

Capital Mínimo Fijo y Variable. Como sociedad anónima de capital variable, se permite a la Compañía emitir acciones que representen la parte fija y acciones que representen la parte variable del capital social. La emisión de acciones de la parte variable del capital social, a diferencia de la emisión de acciones de la parte fija del capital social, no requiere la reforma de los estatutos sociales, pero sí requiere aprobación de la asamblea general ordinaria de accionistas.

Conforme a los estatutos sociales de la Compañía y a las disposiciones de la CNBV, el capital variable no podrá ser mayor de diez veces la parte mínima fija del capital social especificada en los estatutos sociales. Actualmente no existen acciones de la Compañía que representen la parte variable del capital social. Si hubiere acciones de la parte variable, podrán ser retiradas en su totalidad por sus tenedores. Excepto en ciertas circunstancias limitadas, el capital mínimo no podrá retirarse. Cualquier tenedor de acciones de la parte variable que desee efectuar un retiro total o parcial de dichas acciones deberá notificar dicho retiro a la Compañía por medio de un aviso por escrito firmado para ese efecto. Si la Compañía recibe aviso de retiro antes del último trimestre del ejercicio social, el retiro será efectivo al cierre del ejercicio social en el que se recibió el aviso. Por otra parte, si la Compañía recibe aviso de retiro durante el último trimestre del ejercicio, el retiro será efectivo al cierre del siguiente ejercicio social.

La amortización de la parte variable del capital social de la Compañía por ejercicio del derecho de retiro de los accionistas se llevará a cabo a la cantidad que resulte menor entre (i) el 95.0% del precio por acción promedio cotizado en la BMV, durante los 30 días hábiles previos a la fecha en la que el retiro va a ser efectivo o (ii) el valor en libros por acción de la parte variable de capital social calculado tomando como base de estados financieros de la Compañía (aprobados en una asamblea general ordinaria de accionistas) por el ejercicio social al cierre del cual va a ser efectivo el retiro. Cualquier cantidad deba a pagar la Compañía, será exigible a partir del día siguiente a la fecha en que se cierre la asamblea general ordinaria de accionistas a que alude el inciso (ii) anterior.

Duración. La duración de la Compañía es indefinida.

Adquisición de Acciones Propias. La Compañía podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la LMV, sin que le resulte aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la LGSM, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la LGSM, podrán ser colocadas entre el público inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

Recompra en caso de Cancelación de Registro. En el caso de cancelación de la inscripción de las acciones de la sociedad en la Sección de Valores del RNV, ya sea por solicitud de la propia sociedad o por resolución adoptada por la CNBV en términos de ley, los accionistas que detenten el control de la sociedad en ese momento, se obligan a realizar una oferta pública de compra, previamente a la cancelación, al precio que resulte más alto entre: (i) el promedio del cierre de las operaciones que se hubieren efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, y (ii) el valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la BMV antes de la oferta, salvo que la CNBV al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, autorice un precio distinto.

La reforma de la cláusula correspondiente en los estatutos requerirá: (i) de la aprobación previa de la CNBV y (ii) del acuerdo de la Asamblea Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social.

Conflicto de Interés de Accionistas. Cualquier accionista que tenga un conflicto de intereses con respecto a cualquier operación debe abstenerse de deliberar o votar respecto a este asunto en la asamblea de accionistas correspondiente. El accionista que contravenga esta disposición podrá ser responsable de daños si la transacción no hubiere sido aprobada sin el voto de dicho accionista.

Conflicto de Interés de Consejeros. Cualquier miembro del Consejo de Administración que tenga un interés opuesto al de la Compañía, debe divulgar el hecho a los demás miembros del Consejo de Administración y abstenerse de votar. Cualquier miembro del Consejo de Administración que viole dicha disposición podrá ser responsable de daños ocasionados a la Compañía. Conforme a los principios del Código de Mejores Prácticas Corporativas, los Consejeros deben comunicar al Presidente y al Secretario del Consejo de Administración cualquier situación de la que pueda derivar un conflicto de interés y abstenerse de participar en la deliberación correspondiente.

Además, los miembros del Consejo de Administración y los comisarios no podrán representar a ningún accionista ante la asamblea de accionistas.

Derecho de Retiro. Siempre que los accionistas aprueben un cambio de objeto social, cambio de nacionalidad de la sociedad o transformación, de un tipo de sociedad a otro, cualquier accionista con derecho a votar con respecto a dichos cambios o transformación que haya votado en contra, tiene derecho a retirarse de la Compañía y recibir la cantidad calculada que sea especificada conforme a la ley atribuible a sus acciones, en la inteligencia que dicho accionista ejercite su derecho de retiro dentro de los 15 días siguientes a la asamblea en la que se aprobó el cambio o transformación. Conforme a la ley, la cantidad que un accionista que se retira tiene derecho a recibir es igual a su interés proporcional en el capital social de la Compañía de acuerdo al más reciente balance general de la Compañía aprobado por una asamblea general ordinaria de accionistas.

Acciones legales contra Consejeros. Podrá entablarse una acción de responsabilidad civil contra cualquier miembro del Consejo de Administración mediante resolución de una asamblea ordinaria de accionistas. En caso de que una asamblea ordinaria de accionistas decida entablar dicha acción, las personas contra quienes dicha acción se entable dejarán inmediatamente de ser miembros del Consejo de Administración. Además, los accionistas que representen cuando menos el 15% de las acciones en circulación de la Compañía podrán tomar acción directamente en contra de los miembros del Consejo de Administración, en la inteligencia que (i) dichos accionistas no hayan votado en contra de tomar dicha acción en la asamblea de accionistas correspondiente, y (ii) la demanda en cuestión cubra los daños que se presume han sido ocasionados a la Compañía y no meramente a los actores en lo individual. Dicha acción podrá ejercerse también respecto a los Comisarios, o en su caso, los miembros del Comité de Auditoría. Cualquier recuperación de daños con respecto a dicha acción será para beneficio de la Compañía y no para los accionistas que interpusieron la acción.

Modificaciones a los Estatutos Sociales

A continuación se presentan las modificaciones a los estatutos sociales de la Compañía durante 2003. En la asamblea general extraordinaria de accionistas de fecha 1 de diciembre de 2003, fueron modificados diversos artículos de los estatutos sociales, entre otras cosas, para adecuarlos a las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario oficial de la Federación el 19 de marzo de 2003:

ARTÍCULO SEXTO. El capital de la Sociedad es variable. El capital mínimo fijo sin derecho a retiro es de $563,640,719.51 M.N. (Quinientos sesenta y tres millones seiscientos cuarenta mil setecientos diecinueve Pesos 51/100 Moneda Nacional), representado por 1'474,115,267 acciones de la Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. El monto de la porción variable del capital social estará representado por el número de acciones de la Serie "B-2", ordinarias, nominativas, sin expresión de valor nominal, que determine la asamblea General de Accionistas que acuerde su emisión y se identificará con las demás características que, en su caso, determine la propia Asamblea.

ARTÍCULO SÉPTIMO. Las subsidiarias de la Sociedad, según dicho término se define en los principios de contabilidad generalmente aceptados en México, no deberán, directa o indirectamente, invertir en el capital social de la Sociedad, ni de ninguna otra sociedad de la cual la Sociedad sea subsidiaria salvo en el caso de que tales sociedades en las que participe como accionista mayoritario la Sociedad adquieran acciones de la Sociedad para cumplir con opciones o planes de venta de acciones que se constituyan o que puedan otorgarse o diseñarse a favor de empleados o funcionarios de dichas sociedades o de la propia Sociedad, siempre y cuando, el número de acciones adquiridas con tal propósito no exceda del 25% (Veinticinco por ciento) del total de las acciones en circulación de la Sociedad.

Asimismo, deberán de someterse a la aprobación del Consejo de Administración de la Sociedad las operaciones, que sus subsidiarias conforme se defina en los principios de contabilidad generalmente aceptados en México, pretendan celebrar con personas relacionadas o que impliquen comprometer su

patrimonio en los términos del inciso d) Fracción IV del Artículo 14 Bis 3 de la Ley del Mercado de Valores, con la previa opinión en estos casos, del Comité de Auditoría. La Sociedad establecerá medidas tendientes a proveer lo necesario para el cumplimiento de lo dispuesto en este párrafo.

En caso de que las acciones representativas del capital social de la Sociedad sean inscritas en el Registro Nacional de Valores, la Sociedad podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley General de Sociedades Mercantiles, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del consejo de Administración tratándose de su colocación.

ARTÍCULO DECIMOSEGUNDO. Las reducciones al capital mínimo fijo sin derecho a retiro deberán ser aprobadas por la Asamblea General Extraordinaria de Accionistas. Las reducciones a la porción variable del capital social, excepción hecha de cuando los accionistas ejerzan su derecho de retiro, serán aprobadas por la Asamblea General Extraordinaria de Accionistas o por la Asamblea General Ordinaria de accionistas, indistintamente, debiendo protocolizarse ante Notario Público en cualquier caso, el acta correspondiente. No será necesario protocolizar las actas de asamblea cuando se trate de disminuciones de capital para ejercer el derecho de retiro de algún accionista o en los casos de aumentos o disminuciones derivados de la adquisición de acciones propias a que se refiere la fracción I del artículo 14 Bis 3 de la Ley del Mercado de Valores ni cuando se trate de disminuciones de capital para ejercitar el derecho de retiro de algún accionista.

Para efecto de la reducción del capital se estará a lo dispuesto en el Artículo 135 y demás relativos de la Ley General de Sociedades Mercantiles y en el caso de reducción de la porción fija se atenderá demás a lo señalado en el Artículo 9°. de dicha Ley.

En caso de que las acciones representativas del capital social de la Sociedad sean inscritas en el Registro Nacional de Valores, el procedimiento para el ejercicio del derecho de retiro de los tenedores de acciones de la porción variable, además de ceñirse a lo ordenado en los Artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujetará a que el reembolso correspondiente se pague conforme al valor que resulte más bajo de los dos siguientes: El 95% del valor de cotización en bolsa, obtenido del promedio de operaciones que se hayan efectuado durante los treinta días en que efectivamente se hayan negociado las acciones de la Sociedad previos a la fecha en que el retiro deba surtir sus efectos, o si el número de días en que efectivamente se hayan negociado las acciones de la Sociedad es inferior a treinta días, se tomarán los días que efectivamente se hayan negociado las acciones; o bien el valor contable de las acciones de acuerdo al balance general correspondiente al ejercicio inmediato anterior en que la

separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

El pago del reembolso será exigible a la Sociedad, a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir sus efectos.

En ningún caso podrá reducirse el capital a una cantidad inferior al mínimo legal.

ARTÍCULO DECIMOTERCERO. En los términos y para los efectos del artículo 130 de la Ley General de Sociedades Mercantiles se establece que la transmisión de las acciones emitidas por la Sociedad, o de títulos o instrumentos emitidos con base en dichas acciones, o derechos sobre dichas acciones, solamente podrá hacerse previa autorización del Consejo de Administración en el caso de que el número de acciones, o derechos sobre dichas acciones que se pretende transmitir, en un acto o sucesión de actos, sin limite de tiempo, o de un grupo de accionistas vinculados entre sí y que actúen en concertación, signifique el diez por ciento (10%) o más de las acciones emitidas por la sociedad con derecho a voto. Si el Consejo de Administración, en los términos del presente artículo niega la autorización, designará uno o más compradores de las acciones, quienes deberán pagar a la parte interesada el precio registrado en la bolsa de valores. Para el caso de que las acciones no estén inscritas en el Registro Nacional de Valores e Intermediarios, el precio que se pague se determinará conforme al propio artículo 130 ya citado. Cada una de las personas que participen en cualquier forma en actos que violen lo previsto en el párrafo anterior, estarán obligadas a pagar una pena convencional a la Sociedad por una cantidad equivalente al precio de la totalidad de las acciones, títulos o instrumentos representativos del capital social de la Sociedad de que fueran, directa o indirectamente, propietarios o que hayan sido materia de la operación prohibida, para el caso de personas que hayan participado en la operación pero que no sean propietarios de acciones emitidas por la Sociedad. En caso de que las operaciones que hubieren dado lugar a la adquisición de un porcentaje de acciones, títulos o instrumentos representativos del capital social de la Sociedad mayor al 10% (diez por ciento) del capital social, se hagan a título gratuito, la pena convencional será equivalente al valor de mercado de dichas acciones, títulos o instrumentos, siempre que no hubiera mediado la autorización a que alude el párrafo anterior. Mientras la Sociedad mantenga las acciones que haya emitido, inscritas en el Registro Nacional de Valores, la exigencia anterior, para el caso de las operaciones que se realicen a través de la bolsa de valores, estará adicionalmente sujeta a las reglas que en su caso establezca la Ley del Mercado de Valores o las que conforme a la misma, emita la Comisión Nacional Bancaria y de Valores. En adición, las personas o grupo de adquirentes que obtengan o incrementen una participación significativa de la Sociedad, sin haber promovido previamente una oferta de conformidad con las disposiciones establecidas en las Reglas generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra de valores, emitidas por la Comisión Nacional Bancaria y de Valores, no podrán ejercer los derechos corporativos derivados de los valores con derecho a voto respectivos, así como que la Sociedad se abstendrá de inscribir dichas acciones en el registro a que se refieren los artículos 128 y 129 de la Ley General de Sociedades Mercantiles. Adicionalmente a lo anterior, una mayoría de los miembros del Consejo de Administración que hayan sido elegidos para dicho cargo antes de verificarse cualquier circunstancia que pudiera implicar un cambio de Control, deberá otorgar su autorización por escrito a través de una resolución tomada en sesión de consejo convocada expresamente para dicho efecto en los términos de estos estatutos, para que pueda llevarse a cabo un cambio de Control en la Sociedad. "Control" o "Controlar" significa (i) el ser propietario de la mayoría de las acciones comunes, con derecho a voto, representativas del capital social de la Sociedad o de títulos o instrumentos emitidos con base en dichas acciones; (ii) la facultad de determinar, directa o indirectamente, las decisiones de la administración y las políticas de la Sociedad o sus subsidiarias; o (iii) la facultad para vetar las decisiones trascendentales sobre las políticas de la Sociedad o sus subsidiarias, ya sea a través de la titularidad de los valores con voto, por contrato o de alguna otra manera. El Consejo de Administración tendrá derecho para determinar si cualquiera de las personas se encuentran actuando de una manera

conjunta o coordinada para los fines regulados en este artículo. En caso de que el Consejo de Administración adopte tal determinación, las personas de que se trate deberán de considerarse como una sola persona para los efectos de este artículo.

Mientras que las acciones de la Sociedad se encuentren inscritas en la Sección de Valores del Registro Nacional de Valores, en los términos de la Ley del Mercado de Valores y de las disposiciones de carácter general aplicables de la Comisión Nacional Bancaria y de Valores, en el caso de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores de dicho Registro, los accionistas que sean titulares de la mayoría de acciones ordinarias o tengan la posibilidad, bajo cualquier título, de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la Sociedad, se obligan a realizar una oferta pública de compra, previamente a la cancelación, debiéndose observar en este caso lo establecido en el Artículo 8o. fracción III de las "Disposiciones aplicables a las emisoras de valores y a otros participantes del mercado de valores", expedidas por la Comisión Nacional Bancaria y de Valores.

Los accionistas a que se refiere el párrafo anterior, tendrán la obligación de afectar en un fideicomiso por un período mínimo de seis meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción en el Registro Nacional de Valores, los mencionados accionistas, no logren adquirir el 100% (cien por ciento) del capital social pagado.

ARTÍCULO DECIMOCUARTO. La Asamblea General de Accionistas es el órgano supremo de la Sociedad. Las Asambleas Generales de Accionistas serán Ordinarias y Extraordinarias. Unas y otras se reunirán en el domicilio social, salvo caso fortuito o de fuerza mayor, pero en todo caso se reunirán dentro del territorio nacional.

Las Asambleas Generales Ordinarias serán las que tengan por objeto tratar cualquier asunto que la ley o estos estatutos se reserven a las Asambleas Generales Extraordinarias.

La Asamblea General Ordinaria se reunirá por lo menos una vez al año, dentro de los cuatro meses que sigan a la clausura del ejercicio social y se ocupará, además de otros asuntos incluidos en la Orden del Día, de los siguientes: a) Discutir, aprobar o modificar el informe de los administradores a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, tomando en cuenta el informe del o de los Comisarios, y tomar las medidas que juzgue oportunas; b) Nombrar al Consejo de Administración y a los Comisarios; c) Determinar los emolumentos correspondientes a los Consejeros y Comisarios.

Serán Asambleas Generales Extraordinarias las que se reúnan para tratar alguno o algunos de los asuntos previstos en el Artículo 182 de la Ley General de Sociedades Mercantiles.

ARTÍCULO VIGÉSIMO BIS. Independientemente de la obligación de la Sociedad de cumplir con los principios establecidos en el sexto párrafo y sus fracciones, del Artículo Vigésimo de los presentes estatutos, y mientras dicho Artículo esté en vigor, la falta de observancia de lo previsto en dicho párrafo y sus fracciones, por cualquier causa, no generará ni le otorgará el derecho a terceros de impugnar la falta de validez, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos.

ARTÍCULO VIGÉSIMO CUARTO. El Consejo de Administración tendrá los derechos y las obligaciones que le correspondan de acuerdo con la Ley y los presentes estatutos y contará con las facultades más amplias para adoptar todos los acuerdos y llevar a cabo todos los actos, de cualquier naturaleza, que sean necesarios o convenientes para la realización del objeto de la Sociedad, excepción hecha de las expresamente reservadas por la Ley o por estos estatutos a las Asambleas de Accionistas.

El Consejo de Administración tendrá reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado de esta Sociedad, las facultades siguientes: a) Nombrar y remover al Director General de la Sociedad; b) discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo y del Comité de Auditoría de esta Sociedad, que se contengan en los informes de actividades que dichos órganos le deberán presentar conforme a lo previsto al respecto en estos estatutos; c) establecer sucursales o agencias de la Sociedad; d) aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; e) la facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; o que sus subsidiarias pretendan celebrar con personas relacionadas, que representen la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso e), salvo en el caso establecido por el Artículo 159 de la Ley General de Sociedades Mercantiles; f) construir un comité de auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.

2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso e) del presente Artículo Vigésimo Cuarto, y iii) proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso e) del presente Artículo Vigésimo Cuarto.

3. El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, e i) todas aquellas otras facultades que le fueren reservadas privativamente por la Ley.

ARTÍCULO TRIGÉSIMO SEXTO. Para el caso de cualquier controversia entre la Sociedad y sus accionistas, o bien, entre los accionistas por cuestiones relativas a la Sociedad, o para la interpretación y cumplimiento de los presentes estatutos, la Sociedad y los accionistas se someterán expresamente a las leyes aplicables en, y a la competencia y jurisdicción de los tribunales competentes de la Ciudad de México, Distrito Federal por lo que renuncian a cualquier otro fuero que por razón de domicilio o por cualquier otra razón pudiera corresponderles."

Facultades del Consejo – Decisiones de Interés Personal

El Consejo de Administración de la Compañía puede establecer planes de compensación para ejecutivos, aún cuando dicha facultad no se prevea de manera expresa en sus estatutos sociales. Ni el

Consejo de Administración ni los demás órganos internos de administración están facultados expresamente para tomar decisiones respecto a cualquier asunto en el que cualquiera de sus miembros pudiese tener algún interés personal.

Derechos Corporativos conferidos por las Acciones

No existen distintos tipos de acciones representativas del capital social de la Compañía que otorguen derechos corporativos diferentes a sus tenedores en cuanto al ejercicio de voto en asambleas generales de accionistas se refiere. Adicionalmente, hasta donde la Compañía tiene conocimiento, no existe convenio no estatutario alguno que tenga por efecto retrasar, prevenir, diferir o hacer más oneroso un cambio en el control de la Compañía.

Hasta donde tiene conocimiento la Compañía, los derechos corporativos que confieren sus acciones a cada uno de los accionistas, no se encuentran limitados por fideicomiso alguno o cualquier otro mecanismo.

Órganos Intermedios de Administración

La Compañía cuenta con un Comité de Auditoría que, como órgano intermedio de administración, apoya al Consejo de Administración en la toma de decisiones relacionadas con sus funciones. Ver sección *"Administradores y Accionistas – Funciones del Comité de Auditoría"*.

Restricciones

Hasta donde tiene conocimiento la Compañía, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la administración de la Compañía o a sus accionistas en forma alguna.

[Espacio dejado en blanco intencionalmente]

5) MERCADO ACCIONARIO

a) Estructura Accionaria

Como consecuencia de la fusión de la Compañía con Tenedora, el capital social mínimo fijo sin derecho a retiro autorizado de la Compañía es de $392'319,932.67 Pesos, representado por 1,026'583,810 acciones Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal.

Posteriormente, derivado del aumento de capital resuelto por la Asamblea General Extraordinaria de Accionistas celebrada el 1° de diciembre de 2003, que incrementó en 447,531,457 nuevas acciones el capital de la sociedad, por lo que derivado de dicho aumento el capital social autorizado quedo representado por 1,474,115,267 acciones serie B-1.

De aquéllas nuevas acciones que no fueron suscritas por los accionistas en el ejercicio de su derecho de preferencia, Sercotel, S.A. de C.V., sociedad subsidiaria de América Móvil, suscribió 380,000,000 de acciones representativas del capital social de la Compañía, con el fin de capitalizar parte del pasivo derivado de la adquisición de la totalidad de la participación de América Móvil, en CompUSA.

En virtud de lo anterior, el número de acciones en circulación de la Compañía al 31 de diciembre de 2003 asciende a la cantidad de 1,279,602,635, Serie "B-1", ordinarias, nominativas, sin expresión de valor nominal. Sercotel, S.A. de C.V., subsidiaria de América Móvil es propietaria aproximadamente del 29.69%.

b) Comportamiento de la Acción en el Mercado de Valores

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento trimestral de la acción en la BMV desde la fecha de constitución de la Compañía.



150,000,000
100,000,000
50,000,000
0
6.00
5.00
4.00
3.00
2.00
1.00
0.00

	2002	2003
◻ Volumen	110,564,300	60,417,200
Máximo	4.34	4.90
Mínimo	2.14	3.80
• Cierre	4.30	4.65

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento trimestral de la acción en la BMV desde su constitución.


100,000,000
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
6.00
5.00
4.00
3.00
2.00
1.00
0.00

	3T02	4T02	1T03	2T03	3T03	4T03
▫ Volumen	90,439,700	20,124,600	9,180,600	8,340,400	8,392,300	34,503,900
Máximo	4.15	4.34	4.90	4.60	4.90	4.90
Mínimo	2.14	3.90	4.00	3.80	4.25	4.10
• Cierre	3.75	4.30	4.20	4.30	4.62	4.65

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento mensual de la acción en la BMV durante el segundo semestre del ejercicio de 2003.


30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Jul-03
Ago-03
Sep-03
Oct-03
Nov-03
Dic-03

	Jul-03	Ago-03	Sep-03	Oct-03	Nov-03	Dic-03
▫ VOLUMEN	3,402,200	3,560,200	1,429,900	25,597,200	6,897,400	2,009,300
MAXIMO	4.60	4.70	4.90	4.90	4.89	4.67
MINIMO	4.25	4.55	4.55	4.40	4.10	4.35
• CIERRE	4.60	4.55	4.62	4.61	4.32	4.65

6) PERSONAS RESPONSABLES

Director General, Director de Finanzas y Director Jurídico[1]

De conformidad con el inciso b) del artículo 33 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

Lawrence Mondry
Director General

Javier Larraza
Director de Finanzas

Mark R. Walker
Director Jurídico

30 de Junio de 2004

[1] Por tratarse de una sociedad controladora, la Compañía no tiene empleados ni funcionarios. Por lo tanto, los funcionarios que suscriben la presente leyenda desempeñan cargos en CompUSA que resultan similares o equivalentes a los exigidos por las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003.

Auditor Externo

De conformidad con el inciso b) del artículo 33 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, publicadas en el Diario Oficial del 19 de marzo del 2003 y exclusivamente para efectos de la información relativa a los estados financieros dictaminados de conformidad con el numeral 3. del inciso a) de la fracción I del artículo antes mencionado, así como cualquier otra información financiera que se incluya en este reporte anual, cuya fuente provenga de los estados financieros dictaminados por nuestro despacho Mancera, S.C., integrante de Ernst & Young Global:

> "El suscrito manifiesta bajo protesta de decir verdad que los estados financieros consolidados de U.S. Commercial Corp., S.A. de C.V. y subsidiarias, al 31 de diciembre de 2003 y 2002 y por los años terminados en esas fechas que contiene el presente reporte anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas en México. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

C.P.C. Francisco Álvarez del Campo
Mancera, S.C.
Integrante de Ernst & Young Global

30 de Junio de 2004

7) ANEXOS

Estados Financieros Dictaminados e Informe del Comisario

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados Financieros Consolidados

Al 31 de diciembre de 2003 y 2002
con Dictamen de los Auditores

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados Financieros Consolidados

Al 31 de diciembre de 2003 y 2002

Contenido

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas de
U.S. Commercial Corp., S.A. de C.V.

Hemos examinado los balances generales consolidados de U.S. Commercial Corp., S.A. de C.V. y Subsidiarias al 31 de diciembre de 2003 y 2002, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que le son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que respalda las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados, presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de U.S. Commercial Corp., S.A. de C.V. y Subsidiarias al 31 de diciembre de 2003 y 2002, los resultados consolidados de sus operaciones, las variaciones en el capital contable y los cambios en su situación financiera consolidada, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Francisco Alvarez del Campo

México, D.F.
20 de abril de 2004

DICTAMEN DEL COMISARIO

A la Asamblea General de Accionistas de
U.S. Commercial Corp., S.A. de C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de U.S. Commercial Corp., S.A. de C.V., rindo a ustedes mi informe sobre los estados financieros consolidados al 31 de diciembre de 2003, que presenta a ustedes el Consejo de Administración.

Entre otros procedimientos de auditoría aplicados, asistí o en mi ausencia asistió mi suplente a las Asambleas de Accionistas, Juntas del Consejo de Administración y del Comité de Auditoría a las que fui convocado. Revisé, con el alcance que consideré necesario en las circunstancias, el dictamen sin salvedades ni limitaciones que con fecha 20 de abril de 2004 rindieron los auditores externos de la Sociedad, en relación con el examen que llevaron a cabo de acuerdo con las normas de auditoría generalmente aceptadas en México, de los estados financieros mencionados en el párrafo anterior, preparados por la administración de la Compañía.

En mi opinión, basada en el trabajo que efectué y en el desarrollado por los auditores externos de la Sociedad, los criterios y políticas contables y de información empleados por la Sociedad y considerados por los administradores para preparar los estados financieros consolidados que se presentan a esta Asamblea, son adecuados y suficientes, y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, también en mi opinión, los estados financieros antes mencionados reflejan en forma veraz, razonable y suficiente, en todos los aspectos importantes, la situación financiera consolidada de U.S. Commercial Corp., S.A. de C.V. al 31 de diciembre de 2003, los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Fausto Sandoval Amaya
Comisario

México, D.F.,
20 de abril de 2004

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Balances generales consolidados

(Miles de pesos mexicanos de poder adquisitivo
al 31 de diciembre de 2003)

	Al 31 de diciembre de	
	2003	**2002**
Activo		
Activo circulante:		
Efectivo y valores equivalentes	**$ 1,255,911**	$ 1,157,528
Inversiones (Nota 4)	**377,193**	1,797,949
Cuentas por cobrar, neto (Nota 5)	**450,364**	396,935
Inventarios, neto (Nota 6)	**7,891,740**	6,199,834
Gastos anticipados y otros activos circulantes	**685,183**	668,108
Suma el activo circulante	**10,660,391**	10,220,354
Inversiones al costo	**13,741**	13,999
Propiedad y equipo, neto (Nota 7)	**2,531,896**	2,282,898
Crédito mercantil (Nota 2g)	**5,108,605**	4,692,234
Otros activos, neto	**23,660**	76,820
Suma el activo	**$ 18,338,293**	$ 17,286,305
Pasivo y capital contable		
Pasivo circulante:		
Proveedores	**$ 4,533,619**	$ 4,010,788
Otras cuentas por pagar y pasivos acumulados (Nota 8)	**2,615,948**	2,623,595
Cuentas por pagar a partes relacionadas (Nota 14)	**24,225**	23,031
Ingresos diferidos	**153,315**	190,476
Arrendamientos (Nota 16)	**28,584**	40,774
Deuda (Nota 9)	**277,810**	
Suma el pasivo circulante	**7,633,501**	6,888,664
Impuestos diferidos (Nota 17)		7,181
Ingresos diferidos	**80,674**	122,001
Arrendamientos (Nota 16)	**201,035**	235,531
Deuda (Nota 9)	**3,391,923**	2,935,265
Suma el pasivo	**11,307,133**	10,188,642
Capital contable (Nota 12)		
Capital social pagado	**2,441,771**	2,306,782
Prima en suscripción de acciones	**2,764,639**	1,119,648
Utilidades acumuladas	**881,935**	535,006
Otras partidas de utilidad integral acumuladas	**623,108**	613,986
Superávit por compra de interés minoritario	**319,707**	
Suma el capital contable mayoritario	**7,031,160**	4,575,422
Interés minoritario		2,522,241
Suma el capital contable	**7,031,160**	7,097,663
Suman el pasivo y capital contable	**$ 18,338,293**	$ 17,286,305

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos mexicanos de poder adquisitivo
al 31 de diciembre de 2003)

	Años terminados el 31 de diciembre de 2003	2002
Ventas netas	**$ 42,677,653**	$ 44,161,651
Costo de ventas	**33,871,960**	34,850,475
Utilidad bruta	**8,805,693**	9,311,176
Gastos de operación:		
Gastos generales, venta y administración	**8,318,665**	8,212,136
Depreciación (Nota 7)	**530,777**	608,515
Deterioro en el valor de instalaciones abandonadas (Nota 2p)	**31,775**	77,020
	8,881,217	8,897,671
(Pérdida) utilidad de operación	**(75,524)**	413,505
Producto integral de financiamiento:		
Intereses ganados	**48,063**	79,255
Intereses pagados	**(211,258)**	(264,904)
Utilidad en venta de inversiones temporales, neta	**307,197**	247,804
Utilidad (pérdida) devengada en valores no realizados, neta	**252,147**	(151,304)
Utilidad cambiaria, neta	**47,295**	168,124
Utilidad por posición monetaria	**98,485**	94,455
	541,929	173,430
Otros productos, neto	**1,890**	4,080
Utilidad antes de provisiones de impuestos	**468,295**	591,015
Provisiones para:		
Impuesto sobre la renta	**(22,488)**	(71,876)
Impuesto al activo		(85,894)
Impuesto sobre la renta diferido	**6,480**	(43,910)
	(16,008)	(201,680)
Utilidad antes de partidas extraordinarias y operación discontinua	**452,287**	389,335
Pérdida por operación discontinua (Nota 13)	**(31,597)**	(17,273)
Pérdida por nuevas disposiciones normativas en compañía subsidiaria (Nota 2g y j)	**(24,920)**	(4,891,662)
Utilidad (pérdida) neta del período	**395,770**	(4,519,600)
Distribución de la utilidad (pérdida) neta:		
Participación mayoritaria	**482,127**	(2,254,950)
Participación minoritaria	**(86,357)**	(2,264,650)
Utilidad (pérdida) neta	**$ 395,770**	$ (4,519,600)
Promedio ponderado de acciones en circulación (miles)	**917,934**	910,225
Utilidad (pérdida) neta mayoritaria por acción ordinaria	**$ 0.53**	$ (2.47)
Pérdida por acción por operación discontinua	**$ (0.03)**	$ (0.02)
Pérdida por acción por nuevas disposiciones normativas en compañía subsidiaria	**$ (0.03)**	$ (5.37)

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS
Estados consolidados de variaciones en el capital contable

(Miles de pesos mexicanos de poder adquisitivo al 31 de diciembre de 2003)

	Capital social			Prima en suscripción de acciones	Superávit por compra de interés minoritario	Reserva para recompra de acciones	Utilidades (pérdidas) acumuladas	Otras partidas de utilidad integral acumuladas	Interés minoritario	(Pérdida) utilidad integral	Suma el capital contable
	Histórico	Actualización	Autorizado no suscrito								
Saldos al 31 de diciembre de 2001	$ 340,073	$ 1,589,540	$(9,199)	$ 613,661		$ 792,357	$ 2,219,313	$ 669,738	$ 5,996,263		$ 12,211,746
Efectos de fusión	52,247	364,340		505,987			56,791	(5,719)			973,646
Incremento en la reserva de acciones						858,555	(858,555)				
Recompra de acciones	(28,464)	(1,755)				(278,505)					(308,724)
Resultado integral:											
Pérdida neta del ejercicio							(2,254,950)		(2,264,650)	$(4,519,600)	(4,519,600)
Otras partidas de utilidad integral											
Efecto de conversión								(50,033)	(1,209,372)	(1,259,405)	(1,259,405)
Pérdida integral del ejercicio										$(5,779,005)	
Saldos al 31 de diciembre de 2002	363,856	1,952,125	(9,199)	1,119,648	-	1,372,407	(837,401)	613,986	2,522,241		7,097,663
Cancelación de la reserva de recompra de acciones						(1,372,407)	1,372,407				
Recompra de acciones	(12,382)	(202)					(135,198)				(147,782)
Resultado integral:											
Utilidad neta del ejercicio							482,127		(86,357)	$ 395,770	395,770
Otras partidas de utilidad integral:											
Efecto de conversión								9,122	(323,613)	(314,491)	(314,491)
Utilidad integral del ejercicio										$ 81,279	
Aumento de Capital y compra de interés minoritario	147,573			1,644,991	$ 319,707				(2,112,271)		
Saldos al 31 de diciembre de 2003	$ 499,047	$ 1,951,923	$(9,199)	$ 2,764,639	$ 319,707	$ -	$ 881,935	$ 623,108	$ -		$ 7,031,160

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera
(Expresado en miles de pesos de poder adquisitivo
al 31 de diciembre de 2003)

	Al 31 de diciembre de 2003	2002
Operaciones:		
Utilidad (pérdida) neta	$ **395,770**	$ (4,519,600)
Pérdida por operación discontinua	**31,597**	17,273
Pérdida por nuevas disposiciones normativas en compañía subsidiaria	**24,920**	4,891,662
Menos partidas en resultados que no requirieron Recursos:		
Depreciación	**530,777**	608,515
Baja de valor de instalaciones abandonadas	**31,775**	77,020
Impuestos diferidos	**(6,480)**	43,910
Recursos netos obtenidos en resultados	**1,008,359**	1,118,780
Cambios netos en el capital de trabajo, excepto tesorería	**(1,391,251)**	(471,818)
Recursos netos (utilizados en) generados por actividades de operación	**(382,892)**	646,962
Financiamiento:		
Nuevos financiamientos	**10,116,299**	9,910,773
Pagos de financiamientos	**(10,057,602)**	(11,002,357)
Efectos de variación de la deuda a pesos constantes	**(32,928)**	(90,740)
Disminución de capital social y utilidades acumuladas por compra de acciones propias	**(147,782)**	(308,724)
Aportación de capital social y prima en suscripción de acciones	**1,792,564**	
Superávit por compra de interés minoritario	**319,707**	
Efectos de fusión		973,646
Recursos generados por (utilizados en) actividades de financiamiento	**1,990,258**	(517,402)
Inversiones:		
Compra de Good Guys, neto de efectivo adquirido	**(488,901)**	
Compra de interés minoritario	**(2,112,271)**	
Adiciones de propiedades y equipo, menos valor neto de retiros	**(381,727)**	(448,543)
Inversiones	**1,420,756**	(1,797,616)
Otros activos	**53,160**	(28,842)
Recursos utilizados en actividades de inversión	**(1,508,983)**	(2,275,001)
Aumento (disminución) de efectivo y equivalentes	**98,383**	(2,145,441)
Efectivo y equivalentes al principio del período	**1,157,528**	3,302,969
Efectivo y equivalentes al fin del período	**$ 1,255,911**	$ 1,157,528

Véanse las notas que se acompañan.

U.S. COMMERCIAL CORP., S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2003 y 2002

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

1. Descripción de la Compañía

a) Operación de la compañía

U.S. Commercial Corp., S.A. de C.V. ("US Commercial Corp" o la "Compañía") al 31 de diciembre de 2003, es tenedora del 100% de las acciones de Commercial LLC y de CompU LLC, respectivamente; quienes a su vez poseen el 63.7% y 36.3% de las acciones de CompUSA, Inc y Subsidiarias ("CompUSA").

Hasta octubre de 2003, Commercial LLC era tenedora del 51% de las acciones de CompUSA, en noviembre de 2003, Commercial LLC incrementó su porcentaje de participación al 63.7%, mediante la aportación de US$125 millones en efectivo. Como resultado, el porcentaje de partición de CompU LLC (antes América Móvil Communications LLC) en el capital social de CompUSA disminuyó del 49% al 36.3%.

El 23 de diciembre de 2003, Sercotel, S.A. de C.V (Sercotel) vendió a la Compañía su participación del 100% en el capital de CompU LLC a cambio de $180,676 en efectivo y una participación de aproximadamente 29.7% en U.S. Comercial Corp. Esta operación generó un superávit en la compra, el cuál, debido a que tanto la Compañía, Sercotel y CompU LLC, son controladas indirectamente por un accionista común, se registró en el capital contable como un superávit por compra de interés minoritario.

CompUSA, se dedica principalmente a la operación de tiendas especializadas de computadoras personales, software, accesorios y servicios relacionados, en los Estados Unidos de América (EUA) y Puerto Rico.

b) Fusión con Tenedora US

Hasta el 30 de julio de 2002, US Commercial Corp; era tenedora del 79.51% de las acciones de Tenedora US, S.A. de C.V. ("Tenedora US"), quién a su vez era tenedora del 100% de las acciones de Commercial LLC.

En Asamblea General Extraordinaria de Accionistas celebrada el 30 de julio de 2002, se aprobó la fusión de Tenedora U.S., con US Commercial Corp, subsistiendo esta última como sociedad fusionante. Dicha fusión surtió efectos contables a partir del 1 de agosto de 2002.

2. Políticas y prácticas contables

A continuación se resumen las principales políticas y prácticas contables utilizadas por la Compañía en la preparación de sus estados financieros:

a) Consolidación

Los estados financieros consolidados incluyen los de US Commercial Corp. y sus subsidiarias.

2. Políticas y prácticas contables (continúa)

Todos los saldos y transacciones intercompañías fueron eliminados en los estados financieros consolidados adjuntos. En 2003, el interés minoritario representaba el porcentaje de la participación accionaria indirecta de América Móvil, S.A. de C.V. en CompUSA, a través de Sercotel.

b) Reconocimiento de los efectos de la inflación en la información financiera

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 "Reconocimiento de los efectos de la inflación en la información financiera", emitido por el Instituto Mexicano de Contadores Públicos, A.C. (IMCP); consecuentemente, las cifras de los estados financieros y sus notas se expresan en miles de pesos de poder adquisitivo al 31 de diciembre de 2003.

Las tasas de inflación de los países en dónde opera la Compañía son las siguientes:

	%	
	2003	**2002**
Estados Unidos de América	1.88	2.38
México	3.98	5.70

Para reconocer los efectos de la inflación en términos de poder adquisitivo de moneda de cierre, se procedió como sigue:

Los inventarios se presentan a su valor de reposición, el cual no excede a su valor de mercado.

Las propiedades y equipos se registran originalmente al costo de adquisición o a su valor de mercado a la fecha de adquisición y se actualizan utilizando el índice de inflación del país de origen. La depreciación se registra con base en la vida útil económica estimada de cada activo, sobre su valor actualizado como se menciona continuación:

Muebles, enseres y equipo	3 a 10 años
Mejoras a locales arrendados e inmuebles y equipo bajo contratos de arrendamiento capitalizable	Vida útil estimada del activo o duración del contrato, el que sea menor, por lo general de 10 a 15 años

Las cuentas de capital social y resultados acumulados de US Commercial Corp fueron actualizados mediante factores de ajuste derivados del Índice Nacional de Precios al Consumidor (INPC), desde su fecha de aportación o generación.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (continúa)

Los ingresos y gastos que afectan o provienen de una partida monetaria, se actualizan del mes en que ocurren hasta el cierre, utilizando factores de inflación del país de origen.

Los costos, gastos e ingresos que provienen de partidas no monetarias se actualizan hasta el cierre, en función del activo no monetario que se consumió o vendió.

La utilidad por posición monetaria representa el impacto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del producto integral de financiamiento.

En otras partidas de (pérdida) utilidad integral que se presenta en los estados consolidados de variaciones en el capital contable, se forma principalmente por el efecto de conversión de subsidiarias extranjeras.

El Boletín B-12 "Estado de Cambios en la Posición Financiera" establece la presentación del estado de cambios en la situación financiera con base en los estados financieros expresados en pesos constantes de acuerdo con el Boletín B-10. El Boletín B-12 determina los orígenes y las aplicaciones de recursos mediante la diferencia entre los saldos iniciales y finales de los estados financieros en pesos constantes. De acuerdo con este boletín, las ganancias y pérdidas monetarias y resultados cambiarios no cobrados o pagados, no se incluyen en la determinación de los recursos obtenidos de las operaciones.

c) Bases de conversión de estados financieros de subsidiarias extranjeras

Los estados financieros de las subsidiarias extranjeras, ubicadas en los EUA, los cuales en forma conjunta representan el 100% de las ventas netas consolidadas y el 99% y 93% de los activos totales en 2003 y 2002, respectivamente, se convierten a pesos mexicanos de conformidad con lo establecido en el Boletín B-15, "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el IMCP como sigue:

- Los saldos reportados por las subsidiarias en el extranjero fueron ajustados por la administración de la compañía en México, de conformidad con los principios de contabilidad generalmente aceptados en México, que incluye, entre otras cosas el reconocimiento de los efectos de inflación de conformidad con lo establecido en el Boletín B-10 usando los factores de actualización basados en la inflación de EUA.

- La información financiera una vez incluidos los efectos de inflación son convertidos a pesos Mexicanos como sigue: 1) Todos los renglones del balance general, con excepción de las cuentas de capital contable, fueron convertidos al tipo de cambio vigente al cierre del año. 2) Las cuentas de capital contable fueron convertidas al tipo de cambio vigente en la fecha en que se efectuaron las aportaciones de capital y se generaron las utilidades. 3) Las cuentas de resultados fueron convertidas al tipo de cambio al cierre del ejercicio reportado.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (continúa)

- Las fluctuaciones en el tipo de cambio y el efecto monetario derivado de partidas monetarias entre compañías no fueron eliminadas en los estados de resultados consolidados.

Al 31 de diciembre de 2003 y 2002, las pérdidas derivadas de los efectos de la conversión ascendieron a $314,491 y $1,259,405, respectivamente, y se incluyeron en el capital contable en el rubro de Otras partidas de utilidad integral acumuladas.

Los estados financieros al 31 de diciembre de 2002, fueron actualizados a pesos constantes al 31 de diciembre de 2003 con base en las disposiciones establecidas en el Boletín B-15.

d) Efectivo y valores equivalentes

El efectivo y equivalentes representado principalmente por depósitos bancarios, inversiones de alta liquidez con vencimientos no mayores a 90 días y el efectivo en caja de las tiendas (incluye pagos con tarjeta de crédito netos de cargos por comisiones), están registrados al costo más los intereses devengados, los cuales no exceden su valor de mercado.

e) Cuentas por cobrar

Se encuentran representadas por cuentas por cobrar a clientes corporativos, gubernamentales y para la educación, localizados en todo el territorio de los EUA; por lo que la Compañía considera que no tiene concentraciones importantes de riesgos crediticios. También incluye cuentas por cobrar por garantías (montos adeudados por compañías aseguradoras, derivados de reclamaciones de garantías por parte de los clientes).

La reserva para cuentas incobrables se determina tomando en cuenta diversos factores, incluyendo la experiencia de la Compañía respecto a pérdidas incurridas, la revisión de saldos de cuentas específicas y las condiciones comerciales y económicas. La reserva representa una estimación, por lo que las pérdidas reales pueden diferir si los eventos futuros varían de manera importante. La Compañía aplica, a la estimación para cuentas incobrables, los saldos de las cuentas por cobrar a clientes al dejar de realizar gestiones de cobranza.

CompUSA tiene celebrado con una compañía de servicios financieros (“la emisora”) un contrato mediante el cual, la emisora maneja los programas relacionados con la tarjeta de crédito de CompUSA. Tanto las cuentas de los tarjeta habientes así como las cuentas por cobrar generadas por los mismos, son propiedad de la emisora. De conformidad con los términos del contrato, la emisora cobra una cuota a CompUSA para cubrir el costo derivado de proporcionar el crédito y hacer efectivas las cuentas por cobrar, las cuales no representan obligaciones para CompUSA.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (continúa)

f) Inversiones

Incluye obligaciones con vencimientos fijos y acciones. Las obligaciones con vencimientos fijos incluyen bonos de empresas privadas y gubernamentales, los cuales devengan intereses de acuerdo con la tasa contratada. El reconocimiento de intereses de obligaciones con vencimientos fijos en default se suspende si resulta poco probable que se efectúen pagos futuros en las fechas programadas. Las acciones incluyen acciones comunes.

Todas las inversiones en valores han sido clasificadas por la Compañía como "de negociación" y son presentadas a su valor justo, determinado con base en los precios cotizados en el mercado. Las utilidades no realizadas en dichos instrumentos se incluyen en el renglón de otros ingresos. Las utilidades (pérdidas) realizadas en la venta de inversiones en valores son reflejadas en el renglón de otros ingresos sobre la base de costo específico identificado.

Las inversiones en compañías afiliadas en las cuales la Compañía tiene una participación de menos del 10% son contabilizadas por medio del método de costo.

g) Crédito mercantil

El crédito mercantil representa la diferencia entre el precio de compra y el valor justo de los activos netos adquiridos a la fecha de su adquisición.

A partir del 30 de diciembre de 2001, CompUSA adoptó las disposiciones del pronunciamiento SFAS 142, Crédito mercantil y otros activos intangibles. De acuerdo con dicho pronunciamiento, el crédito mercantil y los activos intangibles con vidas útiles indefinidas no son amortizados, pero son sujetos a un examen anual con el objeto de determinar su posible deterioro. De conformidad con el SFAS 142, se considera que existe un deterioro si el valor neto en libros excede su valor justo estimado.

En 2002 CompUSA utilizó un modelo de flujo de efectivo descontado para determinar el valor justo de la Compañía a esa fecha, y determinó que era necesario realizar un ajuste por concepto de deterioro. El ajuste reconocido en el ejercicio de 2002 como consecuencia de la adopción del SFAS 142 ascendió a US$410 millones (equivalentes a $4,891,662).

En 2003, el valor justo de CompUSA estimado por la Compañía, excedió al valor neto en libros, por lo que no se reconoció ningún cargo por deterioro. En diciembre de 2003, CompUSA reconoció un crédito mercantil adicional por US$37.0 millones (equivalentes a $416,371) derivado de la adquisición de Good Guys (ver Nota 3).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (continúa)

Un análisis del crédito mercantil al 31 de diciembre de 2003 y 2002 es como sigue:

	2003	2002
Saldo inicial	**$ 4,692,234**	$ 9,749,552
Adquisición de Good Guys	**416,371**	-
Deterioro del crédito mercantil	-	(4,891,662)
Utilización de pérdidas de operación adquiridas	-	(165,656)
Saldo final	**$ 5,108,605**	$ 4,692,234

En México

De conformidad con los lineamientos del Boletín B-10, el cual establece que cuando existen indicios de que los valores actualizados de los activos no monetarios son superiores a su valor de recuperación, se valuarán a este último valor afectando los resultados por la diferencia. El efecto de ajuste al crédito mercantil por deterioro reconocido por CompUSA en el año 2002 fue similar al determinado por la aplicación del Boletín B-10.

h) Impuesto sobre la renta

La Compañía reconoce impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa fiscal vigente a la fecha de los estados financieros de conformidad con el Boletín D-4 "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad" emitido por IMCP.

i) Reconocimiento de ingresos

La Compañía reconoce los ingresos provenientes de la venta de mercancías cuando el cliente toma posesión de la mercancía o cuando se efectúa el envío. La Compañía mantiene una estimación para devoluciones la cual es determinada con base en el índice histórico de devoluciones. Las ventas por servicios técnicos y entrenamiento a los clientes son reconocidas como ingresos al prestarse los servicios correspondientes. Ingresos provenientes de tarjetas de obsequio son reconocidos al utilizarse.

CompUSA vende planes de servicio complementario (Contratos de No obligado) por cuenta de un tercero no relacionado (el garante) y en menor grado, vende sus propios planes de servicio complementario (contratos de Obligado), en aquellos estados que no permiten planes de servicio de terceros.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (continúa)

CompUSA reconoce ingresos y gastos directos de venta (que constan principalmente del pago de una suma fija a favor del tercero en el momento de la venta y una comisión sobre ventas), proporcionalmente sobre el plazo de los contratos de Obligado vendidos (por lo general de uno a cuatro años). En el caso de los Contratos de Obligado, los gastos directos de venta se reconocen como parte del costo de ventas. Los ingresos provenientes de la venta de los Contratos de No Obligado se reconocen en el momento de su venta neto de los gastos directos de venta. La mercancía entregada a CompUSA para servicio bajo planes de servicio complementario es reparada por CompUSA por cuenta del garante, y los ingresos correspondientes son reconocidos al terminar estos servicios.

Adicionalmente, CompUSA reconoce ingresos diferidos por concepto de anticipos de clientes por servicios de capacitación. Los ingresos correspondientes son reconocidos al proporcionarse dichos servicios.

Los ingresos provenientes de capacitación, venta de servicios técnicos y contratos de servicio de garantía, representan menos del 10% de los ingresos totales en 2003 y 2002.

j) Bonificaciones y descuentos de proveedores

La Compañía recibe periódicamente pagos de proveedores por concepto de publicidad compartida (Cooperative advertising) y desarrollo de mercado (Market development), respaldados por convenios celebrados con los proveedores. Antes del 2003, la Compañía difería dichos pagos y los aplicaba a resultados como una disminución a los gastos por publicidad.

En 2003, la Compañía cambió su método para la contabilización de los fondos recibidos reconociendo los mismos, como una disminución al precio de los productos del proveedor y consecuentemente, registrados como una reducción al costo de ventas al venderse el producto. Como resultado del cambio, la Compañía registró en 2003 un cargo por aproximadamente US$2.2 millones (equivalentes a $24,920).

k) Fluctuaciones cambiarias

Las operaciones en monedas extranjeras se registran al tipo de cambio en vigor a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance. Las diferencias cambiarias se aplican a resultados.

l) Utilidad por acción

La Compañía determinó la utilidad por acción dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de las acciones en circulación, de conformidad a lo establecido en el Boletín B-14 *"Utilidad por acción"* emitido por el IMCP. Para la determinación del promedio ponderado de las acciones en circulación de 2003 y 2002, las acciones recompradas por la Compañía han sido excluidas del cálculo.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (continúa)

La pérdida por acción por operación discontinua, y la pérdida por acción por nuevas disposiciones normativas, se determinó dividiendo estos conceptos entre el correspondiente número de acciones, determinando como se menciona en el párrafo anterior.

m) Resultado integral

De conformidad con el Boletín B-4, "Utilidad integral", emitido por el IMCP, la pérdida integral en U.S. Commercial Corp está conformada por la utilidad (pérdida) neta del período presentada en el estado de resultados, más los efectos en el período del resultado por conversión de subsidiarias en el extranjero.

n) Gastos de publicidad

Los gastos por concepto de publicidad se reconocen en resultados conforme se incurren. El gasto del ejercicio, disminuido de los reembolsos efectuados por vendedores, ascendió a US$68.5 y US$64.2 millones en 2003 y 2002 (equivalentes a $769,666 y $734,889), respectivamente.

o) Costos de preapertura

Los costos incurridos con anterioridad a la fecha del inicio de operaciones de nuevas tiendas son llevados a resultados al incurrirse.

p) Reserva para instalaciones cerradas

CompUSA mantiene una reserva para futuras obligaciones por concepto de rentas, costos de inactividad, y otros costos relacionados con el cierre de instalaciones, principalmente por las tiendas cerradas y reubicadas.

Dichas reservas son calculadas por el monto de futuras obligaciones por concepto de renta durante el plazo restante del contrato de arrendamiento (disminuido del ingreso proveniente del subarrendamiento) o el cargo por concepto de terminación anticipada del contrato, el que sea menor. Los valores en libros de los activos de larga vida correspondientes a tiendas identificadas para su cierre son depreciados a una tasa acelerada hasta la fecha de cierre de la tienda. Las reservas para instalaciones cerradas en 2003 y 2002 ascendieron a US$22.9 y US$15.1 millones (que equivalen a $257,304 y $173,363), respectivamente, incluidas en el rubro de Otras cuentas por pagar y pasivos acumulados. La determinación de las reservas depende de la capacidad de la administración de efectuar estimaciones razonables de los costos a ser incurridos con posterioridad al cierre y del ingreso proveniente del subarrendamiento a obtenerse de los subarrendadores. Las reservas podrían variar de manera importante en caso de haber variaciones de importancia en las condiciones de mercado que afectarán las suposiciones que sirvieron de base para los cálculos efectuados por la administración.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

2. Políticas y prácticas contables (concluye)

En 2003 y 2002, CompUSA efectuó un cargo por US$2.8 millones y US$5.9 millones, respectivamente (equivalentes a $31,775 y $77,020), relacionado con las instalaciones corporativas abandonadas en 2000. Las obligaciones por concepto de la renta futura de las instalaciones habían sido compensadas en su mayoría por los ingresos por subarrendamiento, hasta finales del ejercicio de 2002 cuando salió uno de los principales arrendatarios de dichas instalaciones. El cargo por concepto de deterioro corresponde a la renta futura y otros gastos en la medida en que dichos importes exceden los ingresos estimados derivados del subarrendamiento de las instalaciones.

CompUSA asumió reservas de tiendas por aproximadamente US$8.9 millones (equivalentes a $99,978) como resultado de la adquisición de Good Guys.

A continuación se presenta un análisis de movimientos en las cuentas relacionadas con la clausura de instalaciones registradas en otros pasivos acumulados:

	2003	2002
Saldo al inicio del ejercicio	**$ 173,363**	$ 122,470
Adiciones cargadas a costos y gastos	**65,997**	83,173
Reserva para tiendas cerradas de Good Guys	**99,978**	-
Pago de obligaciones por concepto de renta	**(82,034)**	(32,280)
Saldo al final del ejercicio	**$ 257,304**	$ 173,363

q) Reclasificaciones

Algunas de las cifras de los estados financieros de 2002, han sido reclasificadas para conformar su presentación con la utilizada en el ejercicio de 2003.

r) Nuevos pronunciamientos contables

Deterioro en el Valor de los Activos de Larga Duración y su Disposición.-

El Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición", emitido por el IMCP en marzo de 2003, y cuya vigencia obligatoria es a partir del 1° de enero de 2004, define las reglas para el cálculo y reconocimiento de pérdidas por deterioro de activos y su reversión y establece las reglas de presentación y revelación aplicables tanto a los activos cuyo valor se ha deteriorado como a operaciones discontinuas. La administración de la Compañía estima que la adopción de este nuevo principio contable al 1° de enero de 2004, no tendrá efectos importantes en su situación financiera y resultados.

3. Adquisición de Good Guys

El 19 de diciembre de 2003, CompUSA adquirió las acciones representativas del capital social de Good Guys, Inc. por US$58.4 millones en efectivo (equivalentes a $656,182). Dicha adquisición fue financiada con los recursos provenientes de la emisión de acciones comunes de CompUSA a Commercial LLC como se menciona en la Nota 1. Los resultados de Good Guys están incluidos en los estados financieros consolidados desde la fecha de adquisición hasta el 31 de diciembre de 2003.

Como resultado de la adquisición, CompUSA registró un crédito mercantil por US$37.0 millones (equivalentes a $416,371).

A continuación se presenta un resumen de los activos adquiridos y los pasivos asumidos, ambos expresados a su valor justo estimado a la fecha de adquisición:

	Miles de dólares históricos a la fecha de adquisición
Activo:	
Inventarios	US$ 131,770
Efectivo	14,907
Cuentas por cobrar y otros activos	5,184
Inmuebles y equipo	35,435
	187,296
Pasivos:	
Cuentas por pagar y pasivo acumulado	(102,846)
Documentos por pagar	(58,074)
Documentos por pagar a la Compañía	(5,000)
Valor justo estimado del activo neto adquirido	21,376
Crédito mercantil	37,044
Importe pagado	US$ 58,420

La asignación de los valores de compra es preliminar y sujeta a modificaciones futuras.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

4. Inversiones

A continuación se presenta un resumen al 31 de diciembre de 2003:

	2003 Valor justo	2002 Valor justo
Vencimientos fijos:		
Bonos gubernamentales:		
Ecuador, las tasas de interés varían del 6% al 12 %		$ 260,989
Brasil, tasa de interés del 8%		47,035
México, tasa de interés del 4.7%	**$ 45,956**	344,300
Bonos corporativos:		
MCI Worldcom, los intereses están suspendidos Debido a incumplimiento del emisor	**331,237**	263,278
Saks Inc., las tasas de interés varían del 8.2% al 9.9%	-	97,950
Gap Inc.	-	49,908
Inversiones en acciones:		
Circuit city	-	734,489
Total de inversiones	**$ 377,193**	$ 1,797,949

MCI Worldcom (MCI), empresa que proporciona servicios de telecomunicaciones en EUA, se encuentra sujeta a los procedimientos del Capítulo 11 de la Ley de Quiebras de EUA. El 31 de octubre de 2003, la Corte de Quiebras de EUA aprobó el plan de reorganización de MCI. De acuerdo con dicho plan, la Compañía espera recibir acciones comunes de MCI a cambio de los bonos. El número de acciones a recibir dependerá de varios factores, incluyendo el monto de otros reclamos válidos y las elecciones hechas por otros acreedores de MCI.

5. Cuentas por cobrar

Las cuentas por cobrar se integran como sigue:

	2003	2002
Clientes	**$ 251,630**	$ 225,686
Cuentas por cobrar por garantías	**192,911**	112,157
Otras cuentas por cobrar	**25,812**	34,158
Impuestos por recuperar		51,880
	470,353	423,881
Menos		
Reserva para cuentas de cobro dudoso	**(19,989)**	(26,946)
Total	**$ 450,364**	$ 396,935

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

5. Cuentas por cobrar (concluye)

El cargo a resultados por concepto de cuentas incobrables ascendió a US$0.7 millones en 2003 y US$0.3 millones en 2002 (equivalentes a $7,865 y $3,434, respectivamente). Dichos importes se incluyen en renglón de gastos generales, de venta y de administración en los estados de resultados consolidados adjuntos.

6. Inventarios

Los inventarios se integran como sigue:

	2003	2002
Producto terminado	**$ 8,113,988**	$ 6,344,969
Mercancías en tránsito	**202,035**	234,158
	8,316,023	6,579,127
Menos: Reserva para inventarios obsoletos	**(424,283)**	(379,293)
	$ 7,891,740	$ 6,199,834

7. Propiedades y equipo

a) El rubro de propiedades y equipo se integra como sigue:

	2003	2002
Muebles, enseres y equipo	**$ 2,950,859**	$ 2,675,992
Mejoras a locales arrendados	**1,344,360**	968,052
Arrendamientos capitalizables	**260,552**	286,263
	4,555,771	3,930,307
Menos: Depreciación acumulada	**(2,044,853)**	(1,656,349)
	2,510,918	2,273,958
Construcciones en proceso	**20,978**	8,940
	$ 2,531,896	$ 2,282,898

b) La depreciación de los ejercicios terminados el 31 de diciembre de 2003 y 2002 ascendió aproximadamente a US$47.1 y US$53.1 millones, respectivamente (equivalentes a $530,777 y $608,515).

c) Durante 2002, CompUSA vendió los terrenos y edificios de sus cuatro Supertiendas de Equipo de Cómputo a distintos compradores por US$18.2 millones (equivalentes a $208,333) y posteriormente tomó en arrendamiento dichas localidades. En el caso de tres de las mismas, la operación dio origen a una utilidad neta de aproximadamente US$3.3 millones (equivalentes a $37,774), la cual fue diferida y es amortizada sobre el plazo del contrato de arrendamiento correspondiente. CompUSA registró los contratos correspondientes como contratos de arrendamiento capitalizables y capitalizó el valor neto presente de los pagos futuros por concepto de renta por aproximadamente US$17.3 millones (equivalentes a $198,030) y reconoció una contrapartida por el mismo monto como un pasivo correspondiente a contratos de arrendamiento capitalizables. El activo por concepto de contratos de arrendamiento capitalizables se está amortizando sobre el plazo de los contratos correspondientes.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

8. Otras cuentas por pagar y pasivos acumulados

Al 31 de diciembre de 2003, Otras cuentas por pagar y pasivos acumulados incluyen provisiones para gastos que se analizan de la siguiente manera:

	Saldos al 31 de diciembre de 2002	Incremento del año	Pagos	Saldos al 31 de diciembre de 2003
Salarios y beneficios	$ 452,724	2,507,031	(2,363,852)	595,903
Impuestos por pagar	450,327	3,207,553	(3,117,518)	540,362
Reserva para instalaciones cerradas	173,363	165,975	(82,034)	257,304
Otras cuentas por pagar y pasivos acumulados	1,547,181	6,313,491	(6,638,293)	1,222,379
	$ 2,623,595	12,194,050	(12,201,697)	$ 2,615,948

9. Deuda

La integración de la deuda al 31 de diciembre de 2003 y 2002, es como sigue:

	2003	2002
Línea de crédito revolvente, garantizada con inventarios y cuentas por cobrar, con interés promedio ponderado de 3.8% y vencimiento en enero de 2007	**$ 1,269,443**	$ 432,692
Línea de crédito revolvente con afiliada, no garantizada, con interés promedio ponderado de 3.74%, y vencimiento en marzo de 2006	**1,011,240**	1,087,453
Pagaré subordinado con afiliada, no garantizado, con interés de 5.00%, y vencimiento en noviembre de 2006	**1,389,050**	1,415,120
	3,669,733	2,935,265
Porción circulante	**277,810**	-
Total de deuda a largo plazo	**$ 3,391,923**	$ 2,935,265

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

9. Deuda (continúa)

Los vencimientos de la deuda a largo plazo al 31 de diciembre de 2003 son como sigue:

2004	$ 277,810
2005	555,620
2006	1,566,860
2007	1,269,443
	$ 3,669,733

En el mes de agosto de 2002, CompUSA celebró un contrato de línea de crédito revolvente garantizado amortizable en 41 meses (el Contrato de Crédito) a través de un consorcio de bancos e instituciones financieras. El 19 de diciembre de 2003, este contrato se modificó para incluir préstamos y cartas de crédito por un monto máximo de US$ 500 millones (equivalentes a $5,618,000) y fue prorrogado por un año más hasta enero de 2007. Los inventarios y las cuentas por cobrar de CompUSA sirven de garantía para el crédito, el cual devenga intereses a la tasa base del banco o a la tasa LIBOR más 1.2% a 2.50%. El contrato de Crédito está sujeto a un monto base del préstamo que se determina de acuerdo con las cuentas por cobrar, saldos por cobrar por tarjetas de crédito e inventarios admisibles de CompUSA, así como su cumplimiento con las garantías financieras. Entre otras restricciones, el contrato de crédito requiere que CompUSA mantenga una disponibilidad mínima determinada y limita la deuda subordinada, como queda definido, a US$378.6 millones (equivalentes a $4,253,950). Al 31 de diciembre de 2003 la deuda subordinada ascendió a US$213.6 millones aproximadamente (equivalentes a $2,400,290). El monto base para los préstamos al 31 de diciembre de 2003, ascendía a US$449.6 millones, teniendo un saldo disponible a esa fecha de aproximadamente US$336.6 millones.

Al 31 de diciembre de 2003, la Compañía había utilizado US$113.0 millones aproximadamente (equivalentes a $1,269,443) de la línea de crédito otorgado bajo el contrato de crédito, asimismo, al 31 de diciembre de 2003 la Compañía había aprovechado créditos por US$39.6 millones aproximadamente (equivalentes a $444,946) bajo carta de crédito, principalmente para cubrir ciertas cuentas por pagar a proveedores. Los intereses pagados en 2003 y 2002 ascendieron a US$3.8 millones y US$5.5 millones, respectivamente (equivalentes a $42,697 y $62,957). Al 31 de diciembre de 2003, CompUSA ha cumplido con todas las restricciones.

Asimismo, el 24 de agosto de 2000, CompUSA estableció una línea de crédito revolvente por US$150 millones con Banco Inbursa (equivalentes a $1,685,400), una afiliada del accionista principal de la Compañía, la cual no está garantizanda y tiene vencimiento a tres años. El crédito devenga intereses a una tasa determinada con base en prórrogas de pagarés a corto plazo. Al 31 de diciembre de 2003, la Compañía ha utilizado US$90 millones de esta línea de crédito (equivalentes a $1,011,240) y US$15 millones de cartas de crédito (equivalentes a $168,540). La Compañía tenía disponible para su uso futuro bajo esta línea de crédito US$45 millones (equivalentes a $505,620). Los intereses pagados sobre la línea de crédito con Banco Inbursa ascendieron a US$3.1 millones y US$5.5 millones en los años 2003 y 2002, respectivamente (equivalentes a $34,831 y $62,958, respectivamente).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

9. Deuda (concluye)

En junio de 2001, CompUSA obtuvo un préstamo por US$123.6 millones (equivalentes a $1,389,050) de Banco Inbursa (afiliada), que devenga intereses a la tasa LIBOR revolvente a noventa (90) días más 3.25%. El primer pagaré del capital vence en el mes de agosto de 2004. Los intereses devengados ascendieron a US$5.9 millones y US$6.7 millones aproximadamente en 2003 y 2002, respectivamente (equivalentes a $66,292 y $76,671).

10. Contrato de mercadotecnia

El 25 de abril de 2001, CompUSA firmó un contrato de mercadotecnia con un proveedor de Internet, a través del cual CompUSA promovería en sus tiendas detallistas, membresías de los servicios del proveedor. Bajo este contrato, CompUSA recibió un pago anticipado de US$ 24 millones, de los cuales US$10 millones fueron designados como anticipos a cuenta de comisiones sobre la venta de membresías. Los US$10 millones se registran como ingresos en el momento en que CompUSA vende las membresías, de acuerdo con lo establecido en el contrato. Al cierre de 2003, los US$10 millones se habían devengado en su totalidad. Los US$14 millones restantes correspondientes al pago inicial fueron registrados como ingresos diferidos y se están amortizando por el método de línea recta sobre la vida del contrato, que es de cinco años. CompUSA reconoció aproximadamente US$2.8 millones (equivalentes a $32,051) de ingresos en 2003 y 2002.

11. Obligaciones laborales

En México

US Commercial Corp. no tiene empleados, consecuentemente no tiene obligaciones de carácter laboral, ni responsabilidades derivadas de la Ley Federal del Trabajo en México.

En EUA

CompUSA ha establecido un plan de participación de utilidades por contribuciones definidas (el "Plan 401(K)"), que cubre a empleados de CompUSA y sus subsidiarias que tienen por lo menos 21 años de edad. Los empleados elegibles pueden participar a partir del primer día del trimestre calendario siguiente a su fecha de contratación.

Las contribuciones hechas al Plan 401(k) y al plan de compensación diferida, consisten en contribuciones hechas por los empleados antes de impuestos, como porcentaje de la compensación de cada empleado participante y una contribución equivalente aportada por CompUSA hasta por un monto específico. CompUSA puede hacer contribuciones adicionales a alguno o a ambos planes, a discreción de su Consejo de Administración. Los gastos totales de CompUSA por contribuciones al Plan 401(k) y al plan de compensación diferida ascienden aproximadamente a US$1.4 y US$1.5 millones (equivalentes a $15,730 y $17,169) al 31 de diciembre de 2003 y 2002, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

11. Obligaciones laborales (concluye)

En el mes de mayo de 2003, la Compañía, dio por terminado un plan de compensación diferida de CompUSA el cual permite que los funcionarios y empleados que reúnan determinados requisitos, difieran una parte de su compensación. Al darse por terminado, los activos del plan que ascendieron a US$ 4.1 millones aproximadamente (equivalentes a $46,068) fueron liquidados y el producto obtenido fue distribuido entre los participantes.

12. Capital Contable

a) Al 31 de diciembre de 2003 y 2002, el capital social de US Commercial Corp, está representado como se muestra a continuación:

	2003 ACCIONES	2002 ACCIONES
Serie "B-1" representativa de la porción fija del capital sin derecho a retiro	1,474,115,267	1,026,583,810
Acciones en tesorería	(24,750,000)	(24,750,000)
Acciones pendientes de suscripción y pago	(62,033,837)	
Acciones recompradas en tesorería	(107,728,795)	(75,318,768)
Total de acciones suscritas y pagadas	1,279,602,635	926,515,042

b) En Asamblea General Extraordinaria de Accionistas celebrada el 1°. de diciembre de 2003 se acordó aumentar el capital social en su parte fija por la cantidad de $171,321 (histórico), mediante la emisión de 447,531,457 nuevas acciones de la serie B-1, ordinarias, nominativas, sin expresión de valor nominal, de las cuales 385,497,620 $147,573 fueron suscritas y pagadas y 62,033,837 $23,748 se encuentran pendientes de suscripción.

c) De acuerdo con la Ley del Mercado de Valores, ya no se requiere establecer una reserva para la adquisición de acciones propias. Las acciones propias adquiridas son aplicadas al capital contable. Las acciones propias adquiridas durante 2002, fueron aplicadas al saldo de la reserva para adquisición de acciones propias.

d) Al 31 de diciembre de 2003 el saldo de la reserva para la adquisición de acciones propias fue cancelada. Al 31 de diciembre de 2002, el importe de la reserva para adquisición de acciones propias ascendió a $1,372,407 ($1,237,625 valor nominal).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

12. Capital Contable (concluye)

e) De acuerdo con la Ley de Sociedades Mercantiles, se debe separar de la utilidad del año por lo menos el 5% para incrementar la reserva legal hasta que ésta alcance como mínimo, el 20% del capital social.

13. Operaciones Discontinuadas

CompUSA cerró tres tiendas que operaban bajo el nombre "Cozone". Las tiendas Cozone eran relativamente pequeñas y vendían productos de mayor precio en tiendas de gran tráfico. Las tiendas fueron cerradas ya que no resultaban redituables y CompUSA se estaba concentrando en la expansión de su línea de productos electrónicos para el consumidor en sus supertiendas.

A partir del segundo trimestre de 2003, estas tiendas se presentan como operaciones discontinuadas, por lo que el período anterior ha sido reestructurado para reflejar este hecho. Los activos y pasivos de Cozone no son de importancia. A continuación se presenta un análisis de los resultados de las operaciones discontinuadas de Cozone:

	2003	2002
Ventas netas de operaciones discontinuadas	**$ 21,236**	$ 76,557
Pérdida de operaciones discontinuadas, antes de beneficio del impuesto sobre la renta	**(31,597)**	(27,644)
Beneficio del impuesto sobre la renta de una operación discontinuada	**-**	10,371
Pérdida neta de operaciones discontinuadas	**$ (31,597)**	$ (17,273)

14. Operaciones con partes relacionadas

CompUSA adquiere servicios de atención de llamadas telefónicas de The Telvista Company (TTC), una empresa afiliada, bajo control común de ciertos accionistas. CompUSA considera que estas compras son realizadas a valores equiparable a aquéllas que se obtendrían de terceros no relacionados. Las compras realizadas en 2003 y 2002 ascendieron a US$16.9 millones y US$23.5 millones, respectivamente (equivalentes a $189,888 y $269,002). Asimismo, CompUSA lleva a cabo ciertas funciones administrativas para TTC. En los años 2003 y 2002, la Compañía incurrió y facturó gastos por concepto de dichos servicios a TTC por US$1.3 millones y US$5.0 millones, respectivamente (equivalentes a $14,609 y $57,234). El saldo neto de cuentas por pagar a TTC era de US$2.2 millones y US$2.1 millones al 31 de diciembre de 2003 y 2002, respectivamente (equivalentes a $24,225 y $23,031).

No se han celebrado contratos fuera del curso normal de operaciones entre TTC y CompUSA; tampoco existen garantías por cuenta de terceros.

14. Operaciones con partes relacionadas (concluye)

En el curso normal de sus operaciones, CompUSA vende productos y servicios a otras empresas afiliadas a precios equiparables a aquellos que cobrará a sus principales clientes. Los ingresos de CompUSA provenientes de empresas afiliadas en 2003 y 2002 no eran de importancia. Las cuentas por cobrar a dichas afiliadas ascendieron a US$133 y US$125, (miles) aproximadamente al 31 de diciembre de 2003 y de 2002, respectivamente (equivalentes a $1,494 y $1,431).

CompUSA ha registrado préstamos por US$214 millones otorgados por Banco Inbursa, una afiliada (véase Nota 9).

Good Guys es propietario del 20% de las acciones comunes de goodguys.com, Inc. (goodguys.com), así como de una opción para la adquisición de un 29.9% adicional, ejercitable únicamente si existiera un cambio en el control de goodguys.com u otro evento definido de liquidación. Good Guys ha otorgado a goodguys.com derechos de marca y ha celebrado un convenio para suministrar productos a su costo más el reembolso de gastos incurridos. En el período transcurrido desde la fecha de adquisición hasta el 31 de diciembre de 2003, Good Guys registró ventas de productos por US$484 y reembolso de gastos por US$21 (miles) por concepto de operaciones celebradas con goodguys.com (equivalentes a $5,438 y $236). CompUSA se encuentra en negociaciones para adquirir el porcentaje de participación remanente en goodguys.com.

15. Posición y operaciones en moneda extranjera

a) Al 31 de diciembre de 2003 y 2002, US Commercial Corp en lo individual tenía los siguientes activos monetarios denominados en moneda extranjera.

	Moneda extranjera (en miles)			
	2003		2002	
Activos	**US$**	**205**	US$	46,827

Los tipos de cambio utilizados para la conversión a pesos mexicanos de los importes antes mencionados al 31 de diciembre 2003 y 2002 fueron $11.23 y $10.31 por dólar americano

b) Durante los ejercicios de 2003 y 2002, US Commercial Corp en lo individual tuvo operaciones denominadas en moneda extranjera como se muestra a continuación.

	Dólares norteamericanos (en miles)			
	2003		2002	
Intereses ganados	**US$**	**1,641**	US$	12,593
Intereses pagados				2,399
Otros ingresos y productos, neto		**1,301**		797
Gastos		**141**		130

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

16. Compromisos y contingencias

a) CompUSA renta equipo bajo contratos de arrendamiento que vencen en diversas fechas hasta el 2008. Asimismo opera en instalaciones rentadas bajo contratos de arrendamiento puro no cancelables, que vencen en diversas fechas hasta el 2022, la mayoría de los cuales contienen opciones de renovación y requieren que se pague una parte proporcional del mantenimiento de áreas comunes.

Al 31 de diciembre de 2003, los pagos futuros mínimos bajo los contratos de arrendamiento con plazos iniciales o remanentes no cancelables mayores a un año, son como sigue:

Ejercicio	Arrendamientos Financieros	Arrendamientos Puros
2004	$ 51,809	$ 1,613,388
2005	28,562	1,532,647
2006	25,303	1,463,792
2007	25,843	1,356,657
2008	24,472	1,274,837
Siguientes	361,957	4,889,593
Total de pagos mínimos por arrendamiento	517,946	$ 12,130,914
Menos Intereses	288,327	
Valor presente de los pagos mínimos por Arrendamiento	229,619	
Menos porción circulante	28,584	
Obligaciones de arrendamiento financiero con vencimiento a más de un año	$ 201,035	

Los gastos de arrendamiento, netos de ingresos por arrendamiento de US$0.6 millones y US$3.3 millones (equivalentes a $6,741 y $37,774), fueron de US$118.2 y US$119.3 millones en 2003 y 2002, respectivamente (equivalentes a $1,328,095 y $1,365,612).

b) CompUSA tenía celebrado con un proveedor de telecomunicaciones un contrato mediante el cual, CompUSA se comprometía a incurrir en gastos por un monto mínimo anual predeterminado. CompUSA avisó al proveedor de telecomunicaciones antes de iniciar el último año de vigencia del contrato, que a partir del 31 de octubre de 2003, iba a descontinuar el uso de los servicios bajo el contrato y que se liberaba de sus obligaciones, en virtud de que el proveedor había incurrido en incumplimiento esencial del contrato. En opinión de CompUSA, dicho incumplimiento esencial por parte del proveedor podría dar derecho a CompUSA una recuperación hasta por US$10 millones (equivalentes a $112,360) por daños y perjuicios. El proveedor ha presentado una reclamación afirmando que CompUSA le debe US$8.4 millones aproximadamente (equivalentes a $94,382) bajo los términos del contrato. CompUSA no puede estimar el resultado final de la disputa. En caso de no resolverse amistosamente, CompUSA piensa entablar una acción judicial contra el proveedor y a defenderse enérgicamente contra cualquier reclamación por parte del proveedor.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

16. Compromisos y contingencias (continúa)

c) En enero de 2000, COC Services, Ltd. (COC Services) presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas, aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo a Grupo Carso, Sanborns y al ingeniero Carlos Slim Helú. COC Services pretendió el pago de daños reales por US$150 millones de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por US$2 millones en daños por demanda de fraude, y daños punitivos por US$300 millones. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero de 2001. En febrero de 2001, el jurado entregó su fallo declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Servicies por daños punitivos a pagar por los demandados son los siguientes: US$175 millones contra James Halpin, el expresidente y anterior director general de CompUSA, US$94.5 millones contra CompUSA, US$67.5 millones contra el ingeniero Slim, US$13.5 millones contra Grupo Carso y US$13.5 millones contra Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo de 2001, el juez redujo daños de US$454 millones a US$121.5 millones, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Sanborns, ingeniero Carlos Slim Helú, CompUSA y su anterior director general señor James Halpin. El juez eliminó también, en el caso, las determinaciones del jurado en contra de CompUSA y del señor James Halpin.

Grupo Carso, Sanborns y el ingeniero Slim han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas, aún cuando se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aunque se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, con el fin de obtener la exoneración de las acusaciones pendientes.

Además, se tiene conocimiento de que COC Services, apeló la sentencia con el fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al señor James Halpin. Las apelaciones del caso han sido tramitadas y argumentadas. Actualmente, se encuentran en espera de la decisión de la Corte de apelaciones.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

16. Compromisos y contingencias (concluye)

d) La Compañía ha sido demandada por R.R. Donnelley & Sons Co. en el cual el demandante afirma que CompUSA es culpable de fraude y de incumplimiento de las condiciones del contrato celebrado entre las partes, por concepto de servicios de impresión y abastecimiento. R.R Donnelley & Sons Co. vs. CompUSA Inc. et. al; No. 01CH 19020, en trámite ante el tribunal de circuito en el Condado de Cook en el Estado de Illinois en EUA. El demandante pretende recuperar US$8 millones (equivalentes a $89,888) por concepto de daños y perjuicios, daños ejemplares por un monto no especificado, honorarios de abogados, intereses y costos. La petición de CompUSA de declarar sin fundamentos la demanda sobre la base de "forum non conveniens" fue negada. Este juicio se encuentra en la etapa de exhibición de pruebas, por lo que resulta imposible a esta fecha estimar la posible pérdida o el rango de la misma en caso que el asunto fuera resuelto a favor del demandante. En la opinión de CompUSA las reclamaciones del demandante no tienen fundamento, por lo que pretende defenderse enérgicamente. Si CompUSA no llega a un acuerdo con el demandante o no logra defender su postura exitosamente, la situación financiera y los resultados de operación de la Compañía podrían verse afectados de manera adversa.

e) El 4 de abril de 2000, la Fundación Lemelson presentó una demanda en contra de CompUSA por supuestas violaciones de los patentes sobre la tecnología que permite la lectura de códigos de barras. CompUSA presentó su respuesta y entabló una contrademanda el 2 de octubre de 2000. Esta demanda ha sido suspendida en espera de la resolución de una acción relacionada. Si CompUSA no llega a un acuerdo con los demandantes o si no tiene éxito en defender su postura, la situación financiera y los resultados de la Compañía podrían verse afectados de manera adversa.

f) CompUSA es parte de varias demandas que se han presentado en el curso normal de sus operaciones. La administración no espera que la resolución de estos asuntos pendientes tenga un impacto negativo sobre el balance general ni el estado de resultados consolidados.

17. Impuesto sobre la renta (ISR) e impuesto al activo (IMPAC)

En México

a) Régimen de impuesto sobre la renta y al activo

1) Las compañías constituidas en México están sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC).

2) Al 31 de diciembre de 2003 y 2002, la US Comercial Corp. incurrió en una utilidad fiscal por $58,165 y $153,952 (nominal). En 2002 la compañía amortizó pérdidas por $1,033 (nominal). La tasa del impuesto sobre la renta aplicable en los ejercicios de 2003 y 2002 fue del 34% y 35%, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2003)

17. Impuesto sobre la renta (ISR) e impuesto al activo (IMPAC) (concluye)

3) El impuesto al activo es un impuesto mínimo que se causa sobre el valor promedio neto de la mayoría de los activos disminuido de ciertos pasivos. El ISR puede acreditarse contra el impuesto al activo debiéndose pagar únicamente el monto que exceda al ISR del año. El IMPAC de US Comercial Corp. por los años terminados el 31 de diciembre de 2003 y 2002 ascendió a $2,217 y $4,381 (nominal), respectivamente.

Al 31 de diciembre de 2003, el saldo de la "Cuenta de Aportación de Capital Actualizado" (CUCA),y la "Cuenta de Utilidad Fiscal Neta" (CUFIN) ascendieron a $3,460,154 y $3,317,302, respectivamente.

4) Los efectos fiscales de las diferencias temporales que generan un pasivo de impuestos diferidos, son los siguientes:

	2003	2002
Utilidades no realizadas en México		$ 7,181
Provisiones de pasivo	$ (11)	
	$ (11)	$ 7,181

En 2003 el impuesto diferido activo se encuentra registrado en el rubro de otros activos, neto.

En EUA

CompUSA registró una reserva de valuación para reflejar el monto estimado de impuestos diferidos activos que podrían no realizarse. Una porción de esta valuación se refiere a las pérdidas fiscales derivadas de compras. La perdida de operación neta de amortización es de aproximadamente US$414 millones (equivalentes a $4,651,704) que expiran en 2016, pero pueden ser utilizadas hasta 2023.

CompUSA fue adquirida el 27 de febrero de 2000, lo cual resultó en un cambio de propietario, según el Artículo 382 del Código de Rentas Internas de los Estados Unidos de América. Por lo tanto, la utilización de la pérdida de operación neta, está sujeta a limitaciones anuales de US$ 51.9 millones.

Como se menciona en la Nota 3, en diciembre de 2003, CompUSA adquirió Good Guys; como consecuencia del cambio de propietario como se define en la Fracción 382 del Código del "IRS," la pérdida fiscal por US$119 millones (equivalentes a $1,337,084) adquirida como resultado del cambio de propietario estará sujeta a un límite anual de US$2.6 millones (equivalentes a $29,214), por lo que US$66 millones (equivalentes a $741,576) de la pérdida fiscal no podrá ser aprovechada.